Form 10-K, Exhibit 13
period 1993-12-31
REPUBLIC NEW YORK CORP
filed 1994-03-29
CIK 83246

Republic New York Corporation

INTRODUCTION TO MANAGEMENT'S DISCUSSION AND ANALYSIS



The following summary of Management's Discussion and Analysis highlights the principal activities during 1993 of Republic New York Corporation (the "Corporation"). The Corporation reported net income for the year 1993 that was the highest in its history.

Net income was a record $301.2 million in 1993 compared to $258.9 million and $227.4 million in 1992 and 1991, respectively. Fully diluted earnings per share increased to $5.05 in 1993, or 16.9%, above the $4.32 earned in 1992.

The Corporation's risk-based capital ratios, which include the risk-weighted assets and capital of Safra Republic Holdings S.A. ("Safra Republic"), were 15.16% for Tier 1 capital and 26.20% for total capital at December 31, 1993. These ratios substantially exceed the regulatory minimums in effect for bank holding companies of 4% for Tier 1 capital and 8% for total capital.

Total average interest-earning assets were $32.6 billion in 1993, with approximately 55% invested in securities of the United States Government and its agencies and interest-bearing deposits with banks. Average loans in domestic offices of $6.4 billion represented approximately 20% of average interest-earning assets in 1993, relatively unchanged from 1992. Average loans in foreign offices of $2.5 billion continued to represent less than 10% of total average interest-earning assets in 1993.

Non-accrual loans were $94.9 million at year end 1993, or 1.00% of total loans outstanding. At December 31, 1993, the allowance for possible loan losses was $311.9 million, or 3.28% of loans outstanding and 329% of non-performing loans.

Income from trading activities rose to $228.2 million in 1993, a 66% increase over the $137.5 million in 1992. In the first quarter of 1993, the Corporation established a derivative products group to engage in interest rate and currency swaps and other derivative products with operations in New York and London. This group's revenue of $48.8 million was primarily responsible for the strong increase in trading account profits and commissions from $12.3 million in 1992 to $78.7 million in 1993.

Earnings from Safra Republic, the Corporation's 48.8% owned European-based international private banking group, were $59.5 million in 1993, an increase of 31.5% over 1992.

The Corporation's returns on average total assets and average common stockholders' equity, based on net income applicable to common stock, were .73% and 15.08%, respectively in 1993.

On December 31, 1993, the Corporation completed the acquisition of Mase Westpac Limited ("Mase"), a gold bullion bank based in London with total assets of approximately $1.4 billion. Mase is an authorized United Kingdom bank with operations in New York, Sydney and Hong Kong and will operate under the name of Republic Mase Bank Limited. Mase is one of the five members of the London gold fixing.

On January 10, 1994, Republic New York Securities Corporation, our broker-dealer subsidiary, received approval to underwrite and deal in all forms of debt and equity securities.

Republic New York Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS

The following table presents condensed consolidated statements of income for the Corporation for each of the years in the three-year period ended December 31, 1993. These statements differ from the Corporation's consolidated financial statements presented elsewhere in this Report in that net interest income is presented on a fully-taxable equivalent basis. The tax equivalent adjustment, related to certain tax exempt instruments, permits all interest income and net interest income to be analyzed on a comparable basis. The rate used for this adjustment, which is reflected throughout this section, is 44% in 1993 and 42% in prior years.

                                          Increase (Decrease)                  Increase (Decrease)
                                          -------------------                  -------------------
(Dollars in thousands)             1993        Amount       %           1992        Amount       %          1991
================================================================================================================
Interest income              $1,964,406     $(106,629)   (5.1)    $2,071,035     $(224,920)   (9.8)   $2,295,955
Interest expense              1,157,075      (161,153)  (12.2)     1,318,228      (364,433)  (21.7)    1,682,661
- -----------------------------------------------------              -----------------------             ---------
Net interest income             807,331        54,524     7.2        752,807       139,513    22.7       613,294
Provision for loan losses        85,000       (35,000)  (29.2)       120,000        58,000    93.5        62,000
- -----------------------------------------------------              -----------------------             ---------
Net interest income after
  provision for loan
  losses                        722,331        89,524    14.1        632,807        81,513    14.8       551,294
Other operating income          395,472        93,225    30.8        302,247        30,814    11.4       271,433
Other operating expenses        634,965        79,623    14.3        555,342        52,409    10.4       502,933
- -----------------------------------------------------              -----------------------             ---------
Income before income
  taxes                         482,838       103,126    27.2        379,712        59,918    18.7       319,794
- -----------------------------------------------------              -----------------------             ---------
Income taxes                    150,153        61,767    69.9         88,386        28,000    46.4        60,386
Tax equivalent
  adjustment                     31,480          (963)   (3.0)        32,443           395     1.2        32,048
- -----------------------------------------------------              -----------------------             ---------
Total applicable income
  taxes                         181,633        60,804    50.3        120,829        28,395    30.7        92,434
- -----------------------------------------------------              -----------------------             ---------
Net income                   $  301,205       $42,322    16.3     $  258,883     $  31,523    13.9    $  227,360
================================================================================================================
Net income applicable to
  common stock               $  272,790       $42,293    18.3     $  230,497     $  25,870    12.6    $  204,627
================================================================================================================

             [NET INTEREST INCOME BAR GRAPH - SEE EDGAR APPENDIX]

NET INTEREST INCOME

Net interest income increased $54.5 million, or 7%, to $807.3 million in 1993, compared to $752.8 million in 1992. Average interest-earning assets rose to $32.6 billion, or 9% above the $30.0 billion in 1992. The increase in average interest-earning assets was primarily in investment securities of U.S. Government agencies and trading account assets. During 1993, the Corporation continued to invest in U.S. Government agency mortgage-backed securities, which represented 29% of average interest-earning assets in 1993, compared to 24% in 1992. Total average interest-bearing funds in 1993 included a $2.1 billion increase in interest-bearing deposits in foreign offices.

The net interest rate differential was 2.48% in 1993 and 2.51% in 1992. The primary factors that affected the rate differential in 1993 were the Corporation's actions to fix the rates on a portion of its liabilities that extend into 1994 and 1995, the addition of higher levels of matched maturity deposits and assets at narrower spreads and the declining yields obtained on reinvestment of scheduled and unscheduled principal payments on mortgage loans and mortgage-backed securities.

The Corporation manages its sensitivity to interest rates by entering into off-balance sheet contracts, including interest rate and currency swaps and interest rate caps and floors. These contracts hedge specifically identified assets or liabilities with the corresponding revenues or expenses reflected in the yield of the related on-balance sheet assets or liabilities. During 1993, the Corporation took steps to lengthen the maturity of its liabilities through transactions in the cash and derivatives markets. At year end 1993, the gross notional amount of contracts used in asset and liability management was approximately $8.7 billion. At December 31, 1993, the net effect of these hedging transactions was to decrease the net interest rate differential by 18 basis points.

[NET INTEREST RATE DIFFERENTIAL BAR GRAPH -- SEE EDGAR APPENDIX]

[LOAN LOSS RECOVERIES BAR GRAPH -- SEE EDGAR APPENDIX]


Net interest income increased $139.5 million, or 23%, to $752.8 million in 1992, compared to $613.3 million in 1991. Average interest-earning assets rose to $30.0 billion, or 11% above the $27.0 billion in 1991. The major increase in average interest-earning assets was primarily in investment securities of U.S. Government agencies, partially offset by declines in interest-bearing deposits with banks and loans in domestic and foreign offices. Total average interest-bearing funds included increases in short-term borrowings and long-term debt while deposits declined. The net interest rate differential increased to 2.51% in 1992 from 2.27% in 1991 as rates paid on purchased funds continued to decline faster than rates earned on interest-earning assets. During 1992, investments in U.S. Government agency mortgage-backed securities represented 24% of average interest-earning assets, compared to 15% in 1991. This portfolio was funded with shorter term liabilities at a lower cost which contributed to the improvement in the net interest rate spread.

The "Selected Financial Data" section of this Report contains information on the Corporation's average asset and liability structure and rates earned and paid in each of the years in the five-year period ended December 31, 1993.

The following table presents changes in the levels of interest income and interest expense attributable to changes in volume or rate. Changes not solely due to volume or rate were allocated to volume.

                                                                                                           Increase (Decrease)
                                        --------------------------------------------------------------------------------------
                                                                      1993 vs. 1992                              1992 vs. 1991
                                        -------------------------------------------    ---------------------------------------
                                         Average            Average                       Average         Average
(In thousands)                            Volume               Rate           Total        Volume            Rate        Total
==============================================================================================================================
Interest income from:
   Interest-bearing deposits with
      banks                            $ (13,838)         $ (75,590)      $ (89,428)    $ (37,151)      $(168,596)   $(205,747)
   Taxable securities                    130,819            (91,408)         39,411       288,142        (118,450)     169,692
   Securities exempt from federal
      income taxes                        20,231            (18,812)          1,419         8,207          (4,638)       3,569
   Trading account assets                 26,988              4,551          31,539        16,727             (79)      16,648
   Federal funds sold and securities
      purchased under resale
      agreement                            1,556             (4,693)         (3,137)        7,418         (19,017)     (11,599)
   Loans, net of unearned income:
      Domestic offices                     8,783            (54,879)        (46,096)      (50,400)        (73,213)    (123,613)
      Foreign offices                      2,819            (43,156)        (40,337)      (23,343)        (50,527)     (73,870)
- ------------------------------------------------------------------------------------------------------------------------------
         Total interest on loans          11,602            (98,035)        (86,433)      (73,743)       (123,740)    (197,483)
- ------------------------------------------------------------------------------------------------------------------------------
         Total interest income           177,358           (283,987)       (106,629)      209,600        (434,520)    (224,920)
- ------------------------------------------------------------------------------------------------------------------------------
Interest expense on:
   Consumer and other time
      deposits                             3,766            (80,658)        (76,892)       11,023        (162,393)    (151,370)
   Certificates of deposit                (6,391)            (6,338)        (12,729)      (21,139)        (31,898)     (53,037)
   Deposits in foreign offices            83,135           (109,186)        (26,051)      (29,323)       (167,353)    (196,676)
   Short-term borrowings                  (5,557)           (30,923)        (36,480)       61,108         (84,869)     (23,761)
   Total long-term debt                   28,750            (37,751)         (9,001)      106,530         (46,119)      60,411
- ------------------------------------------------------------------------------------------------------------------------------
         Total interest expense          103,703           (264,856)       (161,153)      128,199        (492,632)    (364,433)
- ------------------------------------------------------------------------------------------------------------------------------
Change in net interest income          $  73,655          $ (19,131)      $  54,524     $  81,401       $  58,112    $ 139,513
==============================================================================================================================


PROVISION FOR LOAN LOSSES

The Corporation determines its provision for loan losses based on factors such as past loan loss experience, the composition of the loan portfolio and other contracts which create potential credit exposure and prevailing worldwide economic conditions. The provision for loan losses was $85 million in 1993, down $35 million from the $120 million in 1992. The total provision was $62 million in 1991. Net charge-offs were $13.3 million in 1993, compared to $105.8 million in 1992.

The allowance for possible loan losses was $311.9 million at year end 1993, or 3.28% of loans outstanding, net of unearned income, an increase of $70.9 million from the $241.0 million at year end 1992. The allowance was $227.5 million at year end 1991.

The lower levels of the provision and net charge-offs in 1993 reflects the gradual economic improvement in domestic markets during the year. In 1992, economic difficulties were experienced by a limited number of domestic commercial businesses and a limited number of international loans. While the impact of economic conditions on future operations cannot be predicted, the Corporation believes that its provisions and charge-offs before recoveries in the future should be lower than the levels of 1993.


OTHER OPERATING INCOME

The following table presents the principal categories of other operating income and the increase (decrease) for each of the years in the three year period ended December 31, 1993.

                                                          Increase (Decrease)                     Increase (Decrease)
                                                          -------------------                     -------------------
(Dollars in thousands)                        1993           Amount         %           1992         Amount        %          1991
==================================================================================================================================
Trading income:
Income from precious metals               $ 37,910          $15,273      67.5       $ 22,637       $(16,812)   (42.6)     $ 39,449
Foreign exchange trading income            111,572            9,001       8.8        102,571         21,220     26.1        81,351
Trading account profits and
  commissions                               78,742           66,423         *         12,319        (10,125)   (45.1)       22,444
- -------------------------------------------------------------------                ------------------------              ---------
     Total trading income                  228,224           90,697      65.9        137,527         (5,717)    (4.0)      143,244
Investment securities gains, net             1,295           (9,937)    (88.5)        11,232          6,968    163.4         4,264
Net gain (loss) on loans sold or
  held for sale                               (843)         (17,932)   (104.9)        17,089         14,058        *         3,031
Commission income                           50,956           13,364      35.6         37,592          2,964      8.6        34,628
Equity in earnings of affiliate             59,463           14,243      31.5         45,220          4,137     10.1        41,083
Other income                                56,377            2,790       5.2         53,587          8,404     18.6        45,183
- -------------------------------------------------------------------                ------------------------              ---------
     Total other operating income         $395,472          $93,225      30.8       $302,247       $ 30,814     11.4      $271,433
==================================================================================================================================

*Exceeds 200%

Income from precious metals is derived from the Corporation's activities as a dealer in gold and silver bullion and coins sold to commercial and industrial users and investors and its trading and arbitrage activities in the precious metals markets. The improvement in the level of income from precious metals to $37.9 million in 1993 reverses the trend of recent years and is attributable to increased price volatility and volume in the precious metals markets. In each of the last three years, arbitrage activity, as opposed to trading, contributed a substantial portion of income from precious metals.

Effective December 31, 1993, Republic National Bank of New York completed the purchase of Mase Westpac Limited ("Mase"), an authorized United Kingdom gold bullion bank with operations in London, New York, Sydney and Hong Kong. Mase engages in global wholesale trading in precious metals and in production and inventory financing. Mase is one of the five members of the London Gold Fixing. Mase will operate as Republic Mase Bank Limited. Included in the Corporation's statement of condition at December 31, 1993, are Mase's assets of approximately $1.4 billion. The acquisition of Mase had no effect on the Corporation's results of operations for 1993.

Foreign exchange trading income is derived from trading and arbitrage activities in foreign currencies, transactions that service the needs of the Corporation's customers, including other banks and corporations, and dealings in foreign currency banknotes, principally in New York, London, Hong Kong, Singapore and Tokyo. The increase in foreign exchange trading income in 1993, to a record level of $111.6 million, resulted from expanded global foreign exchange operations and growth in the global demand for banknotes. The substantial increase in foreign exchange trading income in 1992 over the prior year resulted from opportunities created by turbulence in European currency markets in the third quarter of such year. While this turbulence also occurred in foreign exchange markets in 1993, resulting in higher levels of income, it did not approach the levels of 1992.

In the fourth quarter of 1993, the Corporation acquired Citibank's World Banknote Services business which ships U.S. dollars to and from financial institutions in nearly 40 countries. The Corporation will offer continued worldwide, point-to-point banknote services to the institutional customers of Citibank's World Banknote Services business and also will become the preferred global provider for the sale and purchase of U.S. and foreign banknotes to all Citibank branches and subsidiaries in 93 countries.

Trading account profits and commissions are generated by trading derivative products, dealing in international debt securities and trading in obligations of emerging market countries. In January 1993, the Corporation established a derivative products group, comprised of an experienced staff with operations in New York and London, to act as principal in trading interest rate and currency swaps and options on these products as well as products related to the performance of various indices. The group's activities, which resulted in revenues of $48.8 million, are principally responsible for the substantial increase in trading account profits and commissions in 1993 over the prior year. The Corporation expanded its derivative products capabilities to Hong Kong in the fourth quarter of 1993. Additional information related to derivative products is contained elsewhere in this section and in Notes 15 and 16 of "Notes to Consolidated Financial Statements".

Trading account profits and commissions income also includes the results of dealing in fixed and variable rate debt securities denominated in all major currencies with large financial institutions, including investment banks, multinational organizations and high net worth individuals, as well as dealing in other financial market instruments such as forward rate agreements, principally through the Corporation's London Eurobond trading subsidiary. A specialized group to trade obligations of emerging market countries, including loans, Eurobonds and other fixed income products, also contributed to trading account profits and commissions in 1993. The fluctuation between 1992 and 1991 was due principally to the levels of business conducted by the London subsidiary.

The Corporation realized net investment securities gains of $1.3 million in 1993, $11.2 million in 1992 and $4.3 million in 1991. In 1992, maturities, calls and mandatory redemptions and sales made as a result of changes in the credit worthiness of the obligor, contributed to the higher amounts reported for that year. The proceeds from securities sold are reinvested in other high quality interest-earning assets.

Net losses on loans sold or held for sale, principally debt obligations of restructuring countries, were $.8 million in 1993, compared to net gains of $17.1 million in 1992 and $3.0 million in 1991. The net gains in 1992 were attributable primarily to the sale of foreign currency denominated Argentine loans which had been designated as held for sale due to the inability to exchange these obligations for foreign currency denominated bonds. In 1991, the net gains recorded were principally due to sales of debt obligations of restructuring countries.

Commission income amounted to $51.0 million in 1993. Fees earned from newly established full-service brokerage and investment management activities contributed to a significant portion of the increase in commission income between 1993 and 1992. Fees for the issuance of letters of credit and the creation of acceptances are also included in commission income. These fees generate the largest portion of this income, but with the addition of revenues generated during 1993 by newly established activities, such fees represent a smaller percentage of total commission income than in prior years.

While the amount of fees from letters of credit and acceptances increased in 1992, such fees represented approximately 50% of total commission income compared to 60% in 1991. This decline was due to the higher level of commissions earned from other fee-based services and products, including domestic banknote shipments.

Equity in earnings of affiliate representing the Corporation's share of the earnings of Safra Republic Holdings S.A. ("Safra Republic"), a European international private banking group 48.8% owned by the Corporation, was $59.5 million in 1993, compared to $45.2 million in 1992 and $41.1 million in 1991.

The following table presents summary information for Safra Republic for each of the last three years.

(In thousands except per share data)                             1993                1992               1991
============================================================================================================
At December 31:
Total assets                                              $11,299,349         $10,351,859         $9,066,960
Interest-bearing deposits with banks                        3,660,414           3,759,581          3,276,098
Loans, net of unearned income                               1,128,746           1,101,451          1,328,848
Allowance for possible loan losses                            102,204              52,376             13,805
Non-performing loans                                           23,190              48,777             15,342
Total deposits                                              7,344,562           6,897,172          6,945,948
Shareholders' equity                                        1,280,755           1,131,747          1,099,544

For the year:
Net interest income                                        $  221,188         $   189,268         $  149,786
Provision for loan losses                                      80,987              62,325             18,991
Other operating income                                        114,400              84,776             58,072
Other operating expenses                                      124,887             116,635            102,142
Net income                                                    121,595              92,466             84,475
Earnings per common share                                        6.87                5.22               4.75
Average common shares outstanding                              17,703              17,709             17,799
============================================================================================================

For additional information on Safra Republic and its relationship with the Corporation see Note 7 of the "Notes to Consolidated Financial Statements."

Other income in 1993 was $56.4 million, after deducting a $4.0 million loss on the early extinguishment of $234 million principal amount of long-term debt. Excluding the effect of the debt extinguishment, other income increased 13% over the $53.6 million in 1992. This income includes service charges on deposit accounts, trust department income, other income from factoring activities and fees for precious metals storage. The level of this income in 1992 included penalty fees charged on the prepayment of commercial mortgages and the receipt of a one-time fee of $3.2 million related to a lease termination payment.


OTHER OPERATING EXPENSES

The following table presents the principal categories of other operating expenses for each of the years in the three year period ended December 31, 1993.

                                                          Increase (Decrease)                     Increase (Decrease)
                                                          -------------------                     -------------------
(Dollars in thousands)                        1993           Amount         %           1992         Amount        %          1991
==================================================================================================================================
Salaries and employee benefits            $347,507          $53,376      18.1       $294,131        $30,456     11.6      $263,675
Occupancy, net                              48,161            2,860       6.3         45,301          7,253     19.1        38,048
Other expenses                             239,297           23,387      10.8        215,910         14,700      7.3       201,210
- -------------------------------------------------------------------                 -----------------------               --------
      Total other operating expenses      $634,965          $79,623      14.3       $555,342        $52,409     10.4      $502,933
==================================================================================================================================

Total operating expenses increased $79.6 million in 1993 to $635.0 million, from $555.3 million in 1992. Of this increase, approximately $50 million is associated with investments in new businesses, including full service brokerage, derivative products, investment management and retail branch expansion in the New York metropolitan area, Florida and California, as well as growth in consumer lending, primarily residential mortgages and credit card operations.

Total operating expenses increased $52.4 million in 1992 to $555.3 million from $502.9 million in 1991. Of this increase, $20.0 million was associated with investments in new businesses, including securities brokerage and investment management, bank trust services and bank franchise expansion, including the acquisitions of American Savings Bank branches and SafraBank (Florida). Also contributing to the increase were expenses related to domestic residential mortgage origination and servicing capabilities, increased staff for control, compliance and credit review functions and a one-time $10.0 million charge related to the settlement of litigation.

Salaries and employee benefits were $347.5 million in 1993, $294.1 million in 1992 and $263.7 million in 1991. Year-to-year, these expenses increased 18% in 1993 and 12% in 1992. The 1993 increase in staff expense was attributable to additions to staff in the trading and investment management areas and to higher levels of incentive-based compensation resulting primarily from increased revenues earned in trading areas.

Approximately one-third of the 1992 salaries and employee benefits increase of $30.5 million was attributable to investments in new businesses and franchise expansion. Performance-related compensation and general increases in salaries and benefits also contributed to the increases in 1992.

Occupancy costs were $48.2 million in 1993, compared to $45.3 million in 1992 and $42.0 million in 1991 before deduction of the one-time recognition of rental income of $4.0 million. The increase in 1993 was primarily due to the additional costs of occupying newly-acquired retail branches, as well as general increases to operate existing premises. The costs of occupying additional American Savings Bank branches contributed to the 1992 increase.

All other expenses were $239.3 million in 1993, $215.9 million in 1992 and $201.2 million in 1991. All other expenses include premiums for deposit insurance paid to the Federal Deposit Insurance Corporation. This expense represented approximately 10% of all other expenses in 1993 and 11% in 1992. Due to a stabilization in the level of insured deposits, this expense increased only nominally in 1993. For the period covering the first six months of 1994, there will be no change in the rate paid by the Corporation's subsidiary banks for deposit insurance.

Costs applicable to other real estate owned declined to $2.1 million in 1993, primarily from gains on sales of premises owned and a declining level of assets classified as other real estate. These costs were $7.7 million in 1992 and $8.0 million in 1991. Included in 1992 were the costs related to a new accounting interpretation that required selling expenses to be provided on other real estate owned for properties carried at the lower of cost or fair value on an individual basis. Those selling expenses were partially reduced by gains from the sale of properties during the year.

Communication and equipment expenses represent a substantial portion of other expenses and amounted to $61.2 million, $54.7 million and $50.3 million in 1993, 1992 and 1991, respectively. Also, professional fees, consisting of consulting, legal and audit fees, rose to $31.9 million in 1993, from $23.1 million in 1992 and $27.0 million in 1991, which included $3.7 million incurred in connection with possible acquisitions and new product development.

In June 1993, SFAS No. 116, "Accounting for Contributions Received and Contributions Made", was issued. SFAS No. 116 is effective for fiscal years beginning after December 15, 1995 and will require that unconditional promises to make contributions be recognized on an accrual basis. The Corporation is reviewing the impact of adopting this SFAS on its results of operations.


[NET INCOME APPLICABLE TO COMMON STOCK BAR GRAPH -- SEE EDGAR APPENDIX]


TOTAL APPLICABLE INCOME TAXES

Total applicable income taxes, which include the taxable equivalent adjustment, increased $60.8 million to $181.6 million in 1993, after increasing $28.4 million between 1992 and 1991. The ratio of total applicable income taxes to income before taxes was 38% in 1993 and 32% in 1992. The 1993 effective income tax rate increase, when compared to 1992, is a result of the higher level of income subject to income taxes, the adoption of SFAS No. 109, "Accounting for Income Taxes", on January 1, 1993, and the retroactive effect to January 1, 1993 of applying a higher U.S. statutory rate in accordance with the Omnibus Budget Reconciliation Act of 1993. It is anticipated that the effective tax rate in the future will approximate the rate in 1993. In 1992 and 1991, this ratio was less than the effective statutory rates because of the effect in income taxes of tax benefits of $9.6 and $ 11.4 million related primarily to loan sales and charge-offs in instances in which the loan's book basis was different from the tax basis.

NET INCOME APPLICABLE TO COMMON STOCK

Net income applicable to common stock was a record $272.8 million in 1993, compared to $230.5 million in 1992 and $204.6 million in 1991. On a fully diluted basis, earnings per common share were $5.05 in 1993, $4.32 in 1992 and $3.90 in 1991. Dividends declared on the Corporation's issues of preferred stock and the average annual rates paid were as follows: $28.4 million or 5.11% in 1993; $28.4 million or 5.25% in 1992 and $22.7 million or 5.64% in 1991.

LIABILITY AND ASSET MANAGEMENT

In general, the Corporation's assets are selected to match both the maturity and interest rate sensitivity of the Corporation's liabilities. Thus, the structure of the Corporation's liabilities determines the structure of its assets. This management policy has two important implications. First, liquidity requirements can be met more readily because a large proportion of assets mature when liabilities mature. Second, the impact of changes in the levels of interest rates on the Corporation is reduced because both assets and liabilities have approximately the same interest rate sensitivity.

From time to time, the Corporation's management may decide to deliberately mismatch liabilities and assets in a strategic gap position as a means of managing net interest income. Interest rate sensitivity gaps occur when interest-bearing liabilities and interest-earning assets differ in repricing dates and anticipated maturities. Such decisions reflect management's views on the direction of interest rates and general market conditions. The gap position is established with marketable securities of high credit quality in liquid markets and is carefully monitored by management.

The table below illustrates the Corporation's interest rate sensitivity gap position at December 31, 1993. The interest rate sensitivity gap, which is the difference between interest-earning assets and liabilities is presented by repricing period, based upon maturity or first repricing opportunity, along with a cumulative interest rate sensitivity gap. Factors considered are the contractual terms of the underlying obligations, including off-balance sheet items such as interest rate swaps and caps, as well as management's estimates of prepayment patterns of mortgage-backed securities and interest sensitivity of core deposits.

It is important to note that the table indicates a position at a specific point in time, and may not be reflective of positions during the year or in subsequent periods. Major changes in position can be, and are, made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the repricing periods presented in which the Corporation has interest rate positions.

                                                                            Repricing Period at December 31, 1993
                                                ------------------------------------------------------------------------------------
                                                                 After three         After six          After one
                                                   Within             months            months           year but              After
                                                    three         but within        but within             within               five
(In millions)                                      months         six months          one year         five years              years
====================================================================================================================================
ASSET/(LIABILITY)
Interest rate sensitivity gap                     $(2,431)           $   919           $   487            $  (906)            $1,931
- ------------------------------------------------------------------------------------------------------------------------------------
ASSET/(LIABILITY)
Cumulative interest rate sensitivity gap          $(2,431)           $(1,512)          $(1,025)           $(1,931)            $    -
- ------------------------------------------------------------------------------------------------------------------------------------

Diversification is another principle employed in the management of liabilities and assets. The Corporation is active in international banking and, in managing this activity, diversifies risks among many countries and counterparties throughout the world. Liabilities, which are mostly interest-bearing deposits and other purchased funds, are obtained from both domestic and international sources. These sources of funds represent a wide range of depositors, mostly individuals, and various types of deposits. The Corporation also raises funds from institutional and individual investors with a variety of marketable instruments. The diversification of the Corporation's funding sources provides stability of the funding base.


[AVERAGE DEPOSITS BAR GRAPH -- SEE EDGAR APPENDIX]


LIABILITY MANAGEMENT

DEPOSITS
The Corporation's primary liability products are interest-bearing deposits provided to customers in three basic franchises. The International Private Banking Group establishes relationships with high net worth individuals on a worldwide basis who value safety for their funds. The retail franchise comprises the New York City metropolitan area, Florida and California branch systems of Republic National Bank of New York (the "Bank"), Republic Bank for Savings ("RBS") and Republic Bank California N.A. In addition to its New York City branches RBS also operates a retail franchise in south central Florida with ten branches. These depositors invest in a diverse mix of retail time and savings deposits of both short-term and long-term maturities. The institutional franchise represents deposits from pension funds, money market funds and corporate cash accounts. The Corporation has been successful in selling long-term deposits to institutional and corporate investors, thereby generating a source of long-term funds.

In the fourth quarter of 1993, Republic National Bank of New York (Canada) acquired Bank Leumi (Canada) with assets of $100 million. This transaction provides the Corporation with an entry into the Toronto market with a new branch and expands its Montreal operations from two branches to three.

In the third quarter of 1993, the Corporation increased its presence in the California market with the acquisition of SafraCorp California and its wholly owned subsidiary SafraBank (California). This bank now operates as Republic Bank California, N.A., an independent banking subsidiary, with three banking offices in Los Angeles County that will focus on domestic private banking and mortgage banking.

The Corporation recently established a specialized domestic private banking group. This group will seek to establish banking, trust and investment management relationships with high net worth individuals.

The following table sets forth the Corporation's deposit structure at December 31, in each of the last three years.

(In thousands)                                                           1993          1992           1991
==========================================================================================================
DOMESTIC OFFICES:
Noninterest-bearing deposits:
   Individuals, partnerships and corporations                     $ 1,188,773   $   993,244    $   771,773
   Foreign governments and official institutions                          912         1,996          1,135
   U.S. Government and states and political subdivisions               21,540         8,583         16,000
   Banks                                                               86,030       107,749         59,593
   Certified and official checks                                      130,263       124,879        104,820
- ----------------------------------------------------------------------------------------------------------
      Total noninterest-bearing deposits                            1,427,518     1,236,451        953,321
- ----------------------------------------------------------------------------------------------------------
Interest-bearing deposits:
   Savings and NOW accounts                                         2,823,010     2,687,431      1,967,415
   Money market accounts                                            2,192,113     2,228,807      2,151,891
   Deposit notes                                                       50,000        50,000        150,000
   Individuals, partnerships and corporations                       3,653,047     4,190,729      4,618,023
   U.S. Government and states.and political subdivisions                    -         5,562         81,919
   Banks                                                                6,627         2,175          2,532
- ----------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                               8,724,797     9,164,704      8,971,780
- ----------------------------------------------------------------------------------------------------------
      Total deposits in domestic offices                           10,152,315    10,401,155      9,925,101
- ----------------------------------------------------------------------------------------------------------
FOREIGN OFFICES:
Noninterest-bearing deposits                                          135,251        79,262         95,446
- ----------------------------------------------------------------------------------------------------------
Interest-bearing deposits:
   Time deposits of individuals, partnerships and corporations      6,157,472     7,548,411      6,753,773
   Banks located in foreign countries                               6,142,823     2,661,277      3,221,938
   Foreign governments and official institutions                      117,063       120,701        386,644
   Demand deposits                                                     96,326       291,381              -
- ----------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits                              12,513,684    10,621,770     10,362,355
- ----------------------------------------------------------------------------------------------------------
      Total deposits in foreign offices                            12,648,935    10,701,032     10,457,801
- ----------------------------------------------------------------------------------------------------------
      Total deposits                                              $22,801,250   $21,102,187    $20,382,902
==========================================================================================================

The following table presents the maturity distribution, at December 31, 1993, of certificates of deposit, deposit notes and other time deposits of $100,000 or more included in interest-bearing deposits in domestic offices in the table above.

                                                         Certificates of Deposit
                                                               and Deposit Notes        Other Time Deposits
                                                         -----------------------        -------------------
(Dollars in thousands)                                             Amount      %              Amount      %
===========================================================================================================
Due in 90 days and less                                          $488,277     65          $1,005,409     92
Due in 91-180 days                                                 69,630      9              31,461      3
Due in 181-360 days                                                18,402      3              14,203      1
Due in over 360 days                                              171,403     23              42,011      4
- --------------------------------------------------------------------------------          -----------------
TOTAL                                                            $747,712    100          $1,093,084    100
===========================================================================================================

FOREIGN DEPOSITS

The Corporation's International Private Banking Group, headquartered in New York City, generates a substantial portion of foreign deposits by establishing relationships with clients throughout the world.

Deposits from foreign sources are cross-border deposits placed by over 24,000 individuals and foreign banks, in both domestic and foreign branch offices and foreign banking subsidiaries. They are a stable source of funding for the Corporation. Total average deposits in foreign offices were $10.8 billion in 1993, $8.6 billion in 1992 and $9.2 billion in 1991. These deposits increased to 51% of total average deposits in 1993, compared to 46% in 1992 and 47% in 1991. During 1993, the Corporation relied more on foreign office deposits as a source of funds than in 1992.

The following table distributes, by type, the Corporation's foreign deposits at December 31 in each of the last three years. The majority of the deposits in each category at the indicated dates were in amounts in excess of $100,000.

(In thousands)                                                           1993          1992           1991
==========================================================================================================
Foreign deposits:
  Time deposits of individuals, partnerships and corporations     $ 6,755,821   $ 8,344,276    $ 7,855,509
  Banks and other financial institutions                            6,281,266     2,751,181      3,278,950
  Foreign governments and official institutions                       118,387       122,257        388,003
  Other deposits                                                      170,230       362,302         89,028
- ----------------------------------------------------------------------------------------------------------
     Total foreign deposits                                       $13,325,704   $11,580,016    $11,611,490
==========================================================================================================


SHORT-TERM BORROWINGS

The Corporation's principal short-term funding sources are federal funds purchased and securities sold under repurchase agreements, issuing commercial paper and local borrowings in overseas operations. The Bank, from time to time, also issues short-term securities in public offerings.

Average short-term borrowings of $5.4 billion in 1993 were little changed from the $5.5 billion in 1992. Average short-term borrowings in 1992 reflected an increase of $1.4 billion over 1991, primarily from the effect of the issuance in a public offering in January, 1992 of $1.5 billion principal amount of 4.50% Notes that were repaid on January 6, 1993.

The Corporation's commercial paper is rated A-1+, F-1+ and P-1 by Standard & Poor's Corporation, Fitch Investors Service and Moody's Investor Service, respectively. Commercial paper proceeds are used principally to finance the current operations of Republic Factors Corp. and Republic New York Securities Corporation. The Corporation has $125 million of lines of credit to provide support for its commercial paper program, under which it is authorized to issue up to $1.0 billion.

The following table is a summary of short-term borrowings for each of the last three years. Other borrowings reflect rates paid for local borrowing in certain overseas locations.

(Dollars in thousands)                                                           1993          1992           1991
==================================================================================================================
Federal funds purchased and securities sold under repurchase agreements:
  Average interest rate:
     At year end                                                                 2.94%         3.25%          5.18%
     For the year                                                                3.03%         3.12%          5.85%
  Average amount outstanding during the year                               $3,403,240    $2,558,208     $2,988,412
  Maximum amount outstanding at any month end                               5,315,974     6,610,534      5,487,018
  Amount outstanding at year end                                              999,149     2,266,004        829,379
Commercial paper:
  Average interest rate:
     At year end                                                                 3.29%         3.40%          5.11%
     For the year                                                                3.32%         3.90%          6.43%
  Average amount outstanding during the year                               $  606,088    $  562,634     $  600,030
  Maximum amount outstanding at any month end                                 897,672       741,329        724,203
  Amount outstanding at year end                                              881,741       720,308        524,047
Other borrowings:
  Average interest rate:
     At year end                                                                 4.35%         4.80%          9.97%
     For the year                                                                5.44%         5.52%          9.09%
  Average amount outstanding during the year                               $1,371,131    $2,401,171     $  491,790
  Maximum amount outstanding at any month end                               2,394,549     2,897,957        672,423
  Amount outstanding at year end                                            2,394,549     2,752,510        449,318
==================================================================================================================

ASSET MANAGEMENT

The management of the Corporation's assets is based on three principal criteria: creditworthiness, diversification and structural characteristics, including maturity and interest rate sensitivity. A significant portion of its interest-earning assets are invested in U.S. Government agency securities, including mortgage-backed securities. International banking activities also comprise a substantial portion of the Corporation's business and involve factors other than the normal credit risk associated with domestic lending. In determining the creditworthiness of international borrowers, the economic, political and social conditions that affect the ability to repay obligations must be taken into account. Through country and political analysis and diversification of activities across a wide geographic distribution and within exposure limits set on a country-by-country basis, the Corporation reduces the unique risks of extending international credit. The Corporation endeavors to reflect risk in its pricing policy.

The Corporation's domestic lending business includes the $2.9 billion RBS loan portfolio with a concentration in single and multifamily residential real estate loans and, to a lesser extent, commercial real estate and consumer loans.

The following table sets forth the Corporation's interest-earning assets by category at December 31, in each of the last three years. Additional details related to maturity distribution, interest rate sensitivity and creditworthiness are discussed in this section.

(In thousands)                                                                   1993          1992           1991
==================================================================================================================
Interest-bearing deposits with banks                                      $ 5,346,647   $10,562,885    $ 8,776,578
Total investment securities                                                14,949,793    12,331,471      9,666,692
Trading account assets                                                      1,182,093       702,479        268,950
Federal funds sold and securities purchased under resale agreements         2,322,465     1,505,274         10,546
Loans:
  Real estate                                                               3,310,585     3,711,428      3,730,939
  Government and official institutions                                        429,232       341,320        453,639
  Broker loans                                                              1,411,302       307,018        250,000
  Banks and other financial institutions                                       75,800       303,523        298,021
  Commercial and other                                                      4,376,464     3,492,890      4,048,074
- ------------------------------------------------------------------------------------------------------------------
  Total loans                                                               9,603,383     8,156,179      8,780,673
      Less unearned income                                                    (94,825)     (148,722)      (211,715)
- ------------------------------------------------------------------------------------------------------------------
  Loans, net of unearned income                                             9,508,558     8,007,457      8,568,958
- ------------------------------------------------------------------------------------------------------------------
Interest earning assets                                                   $33,309,556   $33,109,566    $27,291,724
==================================================================================================================



[AVERAGE INTEREST-EARNING ASSETS BAR GRAPH -- SEE EDGAR APPENDIX]


INTEREST-BEARING DEPOSITS WITH BANKS

Interest-bearing deposits with banks are placed with major international and domestic banking organizations on a short-term basis, thereby insuring liquidity while reducing credit risk. As a percentage of average interest-earning assets, investments in interest-bearing deposits with banks declined to approximately 23% in 1993, compared to 26% in 1992 and 30% in 1991. During this period, as interest rates declined, the Corporation decided to invest a greater proportion of funds in higher yielding U.S. Government agency securities.

The following tables provide information on the composition and maturity distribution of the Corporation's interest-bearing deposits with banks at December 31, 1993.

                                                                                                 Maturity
(Dollars in millions)              Composition    %       (Dollars in millions)              Distribution    %
===================================================       ====================================================
United States financial institutions  $  703.1   13       Due within one month                   $3,076.9   58
Branches and agencies of foreign
  banks located in the United States     863.6   16       Due after one but within six months     1,679.6   31
Foreign government banks and
  official institutions                  522.7   10       Due after six but within twelve months    548.3   10
Banks located in the United Kingdom      287.4    5
Other foreign banks                    2,969.8   56       Due after one year                         41.8    1
- ---------------------------------------------------       ----------------------------------------------------
                                      $5,346.6  100                                              $5,346.6  100
===================================================       ====================================================

INVESTMENT PORTFOLIO

On December 31, 1993, the Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This change in accounting policy required that securities designated as available for sale be carried at fair value with the results of any unrealized gains or losses reflected in stockholders' equity, net of taxes. In connection with this policy, management reviewed the composition of the investment portfolio and designated all municipal securities, certain fixed-rate mortgage-backed and non-marketable equity securities as held to maturity. These securities are being carried at amortized cost. All other securities amounting to approximately $12.3 billion were designated as available for sale and marked to their estimated market values. Prior to the adoption of SFAS No. 115, securities available for sale were carried at the lower of cost or market value in the aggregate, with adjustments to the carrying value recorded as investment securities losses.

At year end 1993, the total investment securities portfolio was $14.9 billion, or 45% of interest earning assets, up from $12.3 billion, or 37%, in 1992. The principal component of the investment portfolio is obligations of U.S. Government agencies, substantially all of which are mortgage-backed securities. These securities amounted to $10.7 billion at year end 1993 and $8.3 billion at year end 1992, or approximately 70% of total investment securities. The $2.4 billion increase in this investment during 1993 was funded with shorter term liabilities at lower rates that provided favorable spreads.

The following table presents the composition of the book/carrying value of the Corporation's total investment securities portfolio at December 31, in each of the last three years.

(In thousands)                                                                   1993          1992           1991
==================================================================================================================
U.S. Government obligations                                               $   425,352    $  726,997     $   90,844
Obligations of U.S. Government agencies                                    10,713,977     8,327,119      5,800,871
Obligations of states and political subdivisions                              584,302       543,005        540,506
Other investment securities                                                 3,226,162     2,734,350      3,234,471
- ------------------------------------------------------------------------------------------------------------------
                                                                          $14,949,793   $12,331,471     $9,666,692
==================================================================================================================

The following tables present, by maturity distribution, the book value/amortized cost and estimated market value of the Corporation's portfolio of securities held to maturity and available for sale at December 31, 1993.
The Corporation has identified certain interest rate swaps as hedges against market risks of the available for sale portfolio. The market value of those swaps is included in the mark-to-market calculation of the portfolio for SFAS No. 115 purposes. The weighted average yields on these instruments are presented based on scheduled maturity. Based on current market conditions, mortgage backed securities included in U.S. Government agencies held to maturity and available for sale have estimated average lives of approximately 8 years and 7 years, respectively. Yields on obligations of states and political subdivisions and investments in certain preferred stock issues are adjusted to a fully-taxable equivalent basis using a rate of 44%.

                                                                                       Held to Maturity
                                                                           ---------------------------------------
                                                                                          Estimated       Weighted
                                                                                 Book        Market        Average
(Dollars in thousands)                                                          Value         Value          Yield
==================================================================================================================
Obligations of U.S. Government agencies:
   Mortgage-backed securities                                              $1,357,279    $1,389,619           6.96%
Obligations of states and political subdivisions:
   Due within 1 year                                                            1,975         1,823          13.38%
   Due after 1 year but within 5 years                                         12,791        13,802          14.90
   Due after 5 years but within 10 years                                      112,779       128,593          13.22
   Due after 10 years                                                         456,757       503,867          10.16
- ---------------------------------------------------------------------------------------------------
     Total                                                                    584,302       648,085
- ---------------------------------------------------------------------------------------------------
Other investment securities:
   Due after 10 years*                                                         51,266        51,101           6.04%
- ---------------------------------------------------------------------------------------------------
Total held to maturity                                                     $1,992,847    $2,088,805
===================================================================================================

*Includes securities with no stated maturity.

                                                                                        Available for Sale
                                                                          ----------------------------------------
                                                                                              Book/       Weighted
                                                                            Amortized        Market        Average
(Dollars in thousands)                                                           Cost         Value          Yield
==================================================================================================================
U.S. Government obligations:
  Due within 1 year                                                       $   362,564   $   363,604           4.24%
  Due after 10 years                                                           55,611        61,748           7.43
- ---------------------------------------------------------------------------------------------------
    Total                                                                     418,175       425,352
- ---------------------------------------------------------------------------------------------------
Obligations of U.S. Government agencies:
  Due after 1 year but within 5 years                                          55,142        55,143           7.48%
  Due after 5 years but within 10 years                                           385           425          11.10
  Mortgage-backed securities                                                9,041,378     9,344,409           7.37
  Interest rate swaps                                                              --       (43,279)
- ---------------------------------------------------------------------------------------------------
    Total                                                                   9,096,905     9,356,698
- ---------------------------------------------------------------------------------------------------
Other investment securities:
  Due within 1 year                                                           814,410       818,117           5.27%
  Due after 1 year but within 5 year                                          988,754     1,030,087           7.88
  Due after 5 years but within 10 years                                       282,950       314,741          12.66
  Due after 10  years                                                         961,831     1,042,443           7.94
  Interest rate swaps                                                              --       (30,492)
- ---------------------------------------------------------------------------------------------------
    Total                                                                   3,047,945     3,174,896
- ---------------------------------------------------------------------------------------------------
Total available for sale                                                  $12,563,025   $12,956,946
===================================================================================================


[AVERAGE INTEREST-EARNING ASSETS BAR GRAPH -- SEE EDGAR APPENDIX]


The following table presents the book value/amortized cost and estimated market value of the Corporation's other investment securities by type at December 31, 1993.

                                                                                 Available for Sale              Held to Maturity
                                                                            -----------------------          --------------------
                                                                                              Book/                     Estimated
                                                                            Amortized        Market           Book         Market
(In thousands)                                                                   Cost         Value          Value          Value
=================================================================================================================================
Bonds, debentures and other securities of:
   Foreign banks                                                           $  612,888    $  647,393       $     --       $     --
   Foreign governments and government agencies                              1,005,534     1,076,173             --             --
   Foreign companies                                                          576,041       598,420          1,666          1,666
   Domestic companies                                                         269,057       284,992          2,783          2,783
   U.S. financial organizations                                               584,425       598,410         46,817         46,652
   Interest rate swaps                                                             --       (30,492)            --             --
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                           $3,047,945    $3,174,896       $ 51,266       $ 51,101
=================================================================================================================================


TRADING ACCOUNT ASSETS

Trading account assets include securities of the U.S. Government, foreign governments, restructuring countries and corporations recorded at market value with the resultant gains or losses recorded as trading account profits and commissions. Trading account assets also include loans to borrowers in restructuring countries which are marked to market, with the resultant gains or losses included in gain or loss on loans sold or held for sale. At year end 1993, trading account assets included approximately $18.2 million of restructuring countries' obligations carried at their estimated market value.


PRECIOUS METALS

In considering where to invest funds from deposits and other liabilities maturing within one year, precious metals arbitrage frequently offers an attractive investment alternative for the Corporation. The Corporation trades gold and silver bullion, both for immediate delivery and for delivery in the future and also buys and sells options on precious metals. The Corporation is a dealer in gold and silver bullion and coins that are sold to commercial and industrial users and investors. In this activity, the Corpora-tion also receives or delivers gold on consignment and maintains its own inventory. The Corporation generally hedges its inventory against price fluctuations. At December 31, 1993 and 1992, approximately $24.8 million and $14.9 million, respectively, of the Corporation's inventory in precious metals was unhedged.

The Corporation expanded its precious metals capabilities with the acquisition of Mase. Mase engages in global wholesale trading in gold, silver, platinum and palladium, including spot, forward and options dealing, and providing financial services in gold loans to central banks, international financial institutions and institutional investors; it also offers production and inventory financing to mining companies, industrial manufacturers and end-users.


LOAN PORTFOLIO

Average loans in domestic offices showed a modest increase in 1993, after a decline of $.6 billion in 1992. Average loans in foreign offices in 1993 remained stable after the modest decline of $.3 billion in 1992 from 1991. As a percentage of average loans outstanding, domestic office loans represented approximately 70% of the total loan portfolio in each of the last two years. At year end 1993, the domestic loan portfolio consisted of $1.3 billion of one-four family residential mortgages and $1.9 billion of commercial real estate loans.

The following tables present loan portfolio information related to maturity distribution and interest rate sensitivity, based on scheduled repayments. These tables exclude consumer loans and residential mortgage loans totaling $1.4 billion at December 31, 1993.

                                                                                      Due After One
                                                                           Due in One  Year Through      Due After
(In thousands)                                                           Year Or Less    Five Years     Five Years          Total
=================================================================================================================================
Domestic:
   Commercial and other                                                    $1,819,634      $180,624       $183,241     $2,183,499
   Real estate - commercial                                                   426,726       715,847        711,804      1,854,377
   Banks and other financial institutions                                       7,384           ---            ---          7,384
   Broker loans                                                               678,490           ---            ---        678,490
- ---------------------------------------------------------------------------------------------------------------------------------
      Total domestic loans                                                  2,932,234       896,471        895,045      4,723,750
- ---------------------------------------------------------------------------------------------------------------------------------
Foreign:
   Commercial and other                                                     1,818,575       262,666         34,166      2,115,407
   Real estate - commercial                                                    43,410        47,446             65         90,921
   Banks and other financial institutions                                      50,331        11,939          6,146         68,416
   Foreign governments and government agencies                                317,512        96,524         15,196        429,232
   Broker loans                                                               724,120         8,692            ---        732,812
- ---------------------------------------------------------------------------------------------------------------------------------
      Total foreign loans                                                   2,953,948       427,267         55,573      3,436,788
- ---------------------------------------------------------------------------------------------------------------------------------
      Total loans                                                          $5,886,182    $1,323,738       $950,618     $8,160,538
=================================================================================================================================

At December 31, 1993, 72% of the loan portfolio presented above was due in one year or less compared to 63% in 1992. Of the total loan portfolio due in one year or less, 50% were domestic loans and 50% were foreign loans.

The following table is an analysis, at December 31, 1993, of loans due after one year which have fixed interest rates and those with interest rates that vary directly in relation to the Corporation's reference rate, an international money market rate or some other similar variable base rate. Loans with variable rates amounting to $1.1 billion are due after one year.

(In thousands)                                                                           Fixed Rate  Variable Rate          Total
=================================================================================================================================
Loans due after one year:
   Domestic loans                                                                        $1,008,700     $  782,816     $1,791,516
   Foreign loans                                                                            170,137        312,703        482,840
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                         $1,178,837     $1,095,519     $2,274,356
=================================================================================================================================

ALLOWANCE FOR POSSIBLE LOAN LOSSES

[ALLOWANCE FOR POSSIBLE LOAN LOSSES BAR GRAPH -- SEE EDGAR APPENDIX]

The allowance for possible loan losses increased $70.9 million to $311.9 million at year end 1993, representing 3.28% of loans outstanding, net of unearned income, compared to $241.0 million, or 3.01%, at year end 1992. In 1993, the Corporation's provision for loan losses was $85.0 million and net loan charge-offs, excluding restructuring country debt, were $34.5 million.
The Corporation had $21.2 million of net recoveries related to restructuring country debt in 1993, primarily related to the sale of Argentine Interest Bonds received in connection with its debt restructuring.

In 1992, the Corporation's provision, for loan losses was $120.0 million and net loan charge-offs were $105.8 million. Net charge-offs of restructuring country debt of $6.6 million included recoveries of $11.7 million related to Brazil and Argentine obligors. The charge-offs of restructuring country debt was primarily related to eastern European countries. During 1992, economic difficulties were experienced by a limited number of domestic commercial businesses and a limited number of international loans which resulted in increased charge-offs and an increased provision for loan losses.

In May 1993, SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", was issued and is effective for fiscal years beginning after December 15, 1994. This SFAS prescribes the recognition criteria and measurement methods for certain impaired loans and loans modified in troubled debt restructurings. Under the SFAS, impairment would be measured based on management's estimate of the discounted value of expected future cash flows at a loan's effective interest rate or an existing market price or the fair value of collateral. The amount of impairment would be recorded as a charge to earnings. The Corporation is currently reviewing the impact of adopting this SFAS, which, based on the current level of non-performing loans, should not have a material impact on the Corporation's results of operations.

The following table presents data related to the Corporation's allowance for possible loan losses for each of the years in the five-year period ended December 31, 1993.

(Dollars in thousands)                                             1993           1992           1991          1990          1989
=================================================================================================================================
Balance at beginning of year                                   $241,020       $227,454       $236,634      $287,501      $180,446
Charge-offs:
  Domestic:
    Commercial and industrial                                    11,947         51,956         65,363        42,548        11,227
    Installment loans to individuals                              1,757          2,396          3,028         1,987         2,091
    Secured by real estate                                       32,466         36,022          6,310         7,066            --
  Foreign                                                        12,731         20,257          6,603         2,127         2,644
  Losses on sale, swap and charge-off of
    restructuring countries' debt                                 9,729         18,477          4,304        63,939        90,908
- ---------------------------------------------------------------------------------------------------------------------------------
      Total charge-offs                                          68,630        129,108         85,608       117,667       106,870
- ---------------------------------------------------------------------------------------------------------------------------------
Recoveries:
  Domestic:
    Commercial and industrial                                    15,281          9,498          8,505         1,329           722
    Installment loans to individuals                                661            680            690           812         1,176
    Secured by real estate                                        2,731            289             38           254            --
  Foreign*                                                       36,693         12,849          5,761         3,251         3,800
- ---------------------------------------------------------------------------------------------------------------------------------
      Total recoveries                                           55,366         23,316         14,994         5,646         5,698
- ---------------------------------------------------------------------------------------------------------------------------------
  Net charge-offs                                               (13,264)      (105,792)       (70,614)     (112,021)     (101,172)
  Provision charged to operating expense                         85,000        120,000         62,000        40,000       209,000
  Allowance of acquired companies                                   297            764             --        21,887            --
  Translation adjustment                                         (1,198)        (1,406)          (566)         (733)         (773)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                         $311,855       $241,020       $227,454      $236,634      $287,501
=================================================================================================================================

*Primarily restructuring country debt in 1993, 1992 and 1991.

The following table presents loan data and ratios related to the allowance for possible loan losses and charge-offs for each of the years in the five-year period ended December 31, 1993.

(Dollars in millions)                                                 1993           1992           1991          1990         1989
===================================================================================================================================
LOANS
  Loans outstanding, net of unearned income, at end of year         $9,509         $8,007         $8,569        $9,005       $6,580
  Average loans outstanding, net of unearned income,
    during the year                                                 $8,891         $8,732         $9,623       $10,603       $8,367
RATIOS
  Allowance for possible loan losses to loans outstanding, net of
    unearned income, at end of year                                   3.28%          3.01%          2.65%         2.63%        4.37%
  Net charge-offs to average loans outstanding, net of unearned income, during the year:
    Including restructuring countries' charge-offs                     .15%          1.21%           .73%         1.06%        1.21%
    Excluding restructuring countries' charge-offs                     .39%          1.14%           .73%          .45%         .12%
  Net charge-off coverage(1)
    Including restructuring countries' charge-offs                   40.44x          4.42x          4.95x         2.35x        2.62x
    Excluding restructuring countries' charge-offs                   15.55x          4.71x          5.01x         5.48x       25.82x
====================================================================================================================================

(1) Calculated by dividing net charge-offs into income before income taxes plus the provision for loan losses.

The following table presents information related to the Corporation's non-accrual loans (90 days past due) and other non-performing assets at December 31, in each of the last five years.

(In thousands)                                                        1993           1992           1991          1990          1989
====================================================================================================================================
Non-accrual loans:
  Domestic                                                        $ 48,084       $ 49,929       $ 68,571      $113,492      $ 19,448
  Foreign-restructuring countries                                   33,853         42,123         42,836        33,776        66,558
  Foreign -- other                                                  12,956         38,276         18,054         1,588         2,157
- ------------------------------------------------------------------------------------------------------------------------------------
    Total non-accrual loans                                         94,893        130,328        129,461       148,856        88,163
- ------------------------------------------------------------------------------------------------------------------------------------
Other non-performing assets:
  Other real estate owned                                           23,338         55,551         41,401         7,661         1,342
  Other non-accrual assets                                             ---          4,572          3,125         7,904         5,860
- ------------------------------------------------------------------------------------------------------------------------------------
    Total other non-performing assets                               23,338         60,123         44,526        15,565         7,202
- ------------------------------------------------------------------------------------------------------------------------------------
Total non-accrual loans and other
  non-performing assets                                           $118,231       $190,451       $173,987      $164,421       $95,365
====================================================================================================================================

The above table excludes domestic restructured performing loans amounting to $63.0 million, $58.5 million and $27.0 million in 1993, 1992 and 1991, respectively. Foreign loans to obligors in restructuring countries in the above table, principally Brazil and Argentina, have market values in excess of their carrying value at December 31, 1993.

Total non-performing assets declined to $118.2 million at December 31, 1993, from $190.5 million at year end 1992, principally due to the reductions in other foreign non-performing loans and other real estate owned. At year end 1993 other non-accrual assets, which consisted of securities classified as available for sale that have been marked to market with the adoption of SFAS No. 115, were excluded from the classification of non-performing assets.

CROSS-BORDER OUTSTANDINGS

The following tables present information related to the Corporation's cross-border net outstandings denominated in dollars or other non-local currencies, including the excess of local currency outstandings over local currency liabilities. Outstandings are classified by type of borrower, based on ultimate risk, and are defined as loans, acceptances, interest-bearing deposits with banks, investment securities and accrued interest receivable, after deducting cash collateral. Countries where such outstandings exceeded

1.0% of consolidated total assets of $39.5 billion, $37.1 billion and $31.2 billion at December 31, 1993, 1992 and 1991, respectively, were as follows:


                                                                                     Commercial                                Total
                                         Banks and Other           Government and           and         ----------------------------
(In millions)                     Financial Institutions    Official Institutions    Industrial(1)      1993        1992        1991
====================================================================================================================================
France                                            $  744                   $  901        $  622      $ 2,267     $ 3,309     $ 2,113
Japan                                              1,661                      ---           144        1,805       2,711       4,667
Canada                                               618                       96           216          930       1,941       1,266
Belgium/Luxembourg                                   248                      ---           632          880         913         934
Netherlands                                          600                      ---            41          641       1,129         674
United Kingdom                                       398                        1           239          638       1,370       1,271
Germany                                              597                      ---            26          623       1,059         691
- ------------------------------------------------------------------------------------------------------------------------------------
                                                  $4,866                   $  998        $1,920      $ 7,784     $12,432     $11,616
====================================================================================================================================

(1) Includes excess of local currency outstandings over local currency liabilities.

At December 31, 1992 and 1991, the only other countries with cross-border net outstandings exceeding 1.0% of consolidated total assets which are excluded from the table above were Italy with $506 million in 1992 and $957 million in 1991, Taiwan with $416 million in 1992 and Spain with $399 million in 1991.

At December 31, in each of the last three years, countries with cross-border net outstandings representing between .75% and 1.0% of consolidated total assets were: Spain with $326 million and Taiwan with $384 million in 1993, Spain with $358 million in 1992 and Taiwan with $238 million in 1991.

At December 31, 1993, medium and long-term outstandings to restructuring countries were 1.46% of total assets, with no individual country's outstandings representing more than 0.42% of total assets at such date.

The following table presents the distribution of the Corporation's total cross-border net outstandings at December 31, in each of the last two years, based on the annual gross national product per capita of the borrower's or guarantor's country of residence. Classifications of countries are derived, for each year, from data available from the International Bank for Reconstruction and Development.

                                                                                     1993                         1992
                                                                    ---------------------         --------------------
(Dollars in millions)                                               AMOUNT              %         Amount             %
======================================================================================================================
High Income:
  OECD countries                                                   $ 9,320           80.7        $13,932          89.6
  Non-OECD countries                                                   854            7.4            710           4.6
Middle Income:
  Upper                                                                919            8.0            620           4.0
  Lower                                                                432            3.7            265           1.7
Low Income                                                              21             .2             17            .1
- ----------------------------------------------------------------------------------------------------------------------
    Total                                                          $11,546          100.0        $15,544         100.0
======================================================================================================================



OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

As a result of the Corporation's strategy of providing financial services to meet the changing needs of its various customer franchises, the level of activity and revenues related to off-balance sheet activities is higher in 1993 than in 1992. Revenue increases occurred in foreign exchange and precious metals activities in which the Corporation has been active for several years, as well as in derivative products where a new trading activity was established in 1993. See "Other Operating Income" in Management's Discussion and Analysis. It is expected that client demand for these products will continue to grow and will result in increases in related revenues in 1994.

Derivative instruments are contracts whose value is derived from the value of an underlying financial instrument or physical commodity, or an index thereon. Derivative instruments do not generally involve exchange of principal amounts but may involve the payment of a fee or premium.

The Corporation is an international dealer in such instruments including futures, forwards, swaps and options related to interest rates, foreign exchange rates, equity indices and commodity prices in contracts denominated in U.S. dollars and other currencies. The Corporation focuses especially on the structuring of customized transactions to meet client needs. Counterparties with the Corporation are generally financial institutions, including banks, central banks, other government agencies both foreign and domestic, insurance companies, and investment managers.

The Corporation accounts for its dealer activities in derivative instruments on a mark to market basis. Derivative transactions executed as part of the Corporation's asset-liability management are accounted for on an accrual basis in the interest income or expense of the related asset or liability. For further discussion of accounting for derivatives see Note 1G. of "Notes to Consolidated Financial Statements."

The market risk of derivatives arises principally from the potential for changes in the prices of underlying securities, commodities or indices, or the volatility of such prices. The Corporation routinely reduces or eliminates exposure to market risks by entering into hedging transactions. In order to control risk, limits for all elements of market risk impacting value are established, monitored and reviewed regularly.

The credit risk of derivatives arises from the potential for a counterparty to default on its contractual obligations. The Corporation attempts to limit credit risk by dealing with investment grade counterparties and obtaining collateral where appropriate. It is the Corporation's policy to use netting agreements where obtainable. Global credit limits, which cover total exposure across all products, including derivative products, are established for each counterparty. These limits are monitored and reviewed regularly.

The notional amounts of derivatives outstanding is not indicative of the potential for gain or loss on such transactions. The notional amounts shown in the table in Note 16 of "Notes to Consolidated Financial Statements" reflect all contracts, both with and without credit exposure. Credit exposure exists whenever a contract has a positive market value. At December 31, 1993, gross credit exposure associated with derivative contracts was $1.520 billion.

Credit related financial instruments include commitments to extend credit, standby letters of credit and guarantees. These commitments have fixed expiration dates and require the payment of a fee, that is recorded as commission income over the life of the commitment period. The Corporation issues such instruments in the normal course of business to financial and commercial counterparties.

Credit risk associated with credit related financial instruments is limited to the contractual amounts of these instruments. Global credit limits which cover total exposure across all products, including these types of commitments, are established for each counterparty. These limits are monitored and reviewed regularly. Additional information related to these instruments is contained in
Note 16 of "Notes to Consolidated Financial Statements."

RISK MANAGEMENT

Many risks arise in the ordinary conduct of banking business. The Corporation manages several types of risks, principally credit and market risks, in the interest of reducing uncertainty as to the level of future earnings and as to the book value of the Corporation. Credit risk arises whenever the Corporation owns a commitment of another party that has a positive value. Market risk arises from the Corporation's trading activities and asset-liability management. The Corporation seeks to control these risks by diversifying its exposures and activities over many instruments, markets, clients and geographic regions and by limiting risk positions.

In 1993, the Corporation established the Risk Assessment Committee of the Board of Directors and a Risk Assessment and Control Department, that reports directly to the Board Committee. It is the task of this department to enhance existing effective methods and processes for defining, measuring, monitoring and limiting risk within the Corporation.

The processes and procedures by which the Corporation manages its risk profile continually evolves as the Corporation's business activities change in response to market and product developments. The Corporation routinely reviews its procedures in order to ensure that they are comprehensive with respect to all major risks, and that a consistent approach is followed throughout the organization.

To enhance the control environment for the Corporation's activities and assist in decision making, significant investments have been made in the training of personnel and in the development of information technology. Proprietary trading and analytical systems have been developed for the Corporation's existing and future business. This control environment is subject to periodic review by regulators, internal auditors and independent outside auditors.


CREDIT RISK

The Credit Review Committee establishes policies and procedures to define, quantify, and monitor the credit risks, including settlement risk, arising from the Corporation's diverse activities.

Global limits are established to control these risks and it is the responsibility of each operating unit to conduct its business activity within pre-established limits. Overages with respect to customer credit, currency or transaction exposure must be approved by senior management.

The Credit Review Department provides an independent evaluation of the loan portfolio and assures ongoing credit quality by reviewing individual credits and concentrations with a focus on operating units where risk is at a higher level, and monitoring of corrective action where necessary. Additionally, the Credit Review Department evaluates documentation, adherence to laws and regulations, and to Bank policy as stated in the Corporation's Credit Policy Manual. The Credit Review Department also prepares monthly and quarterly portfolio review summaries for executive management and the Board of Directors.

On a quarterly basis the adequacy of the Corporation's allowance for loan losses on both a consolidated and stand-alone entity basis is assessed using historical loss analysis and a variety of other measurement techniques.


MARKET RISK

To manage market risk the Corporation establishes limits for interest rate, foreign currency, and other market exposures. An important tool in monitoring exposures and establishing limits for substantially all of our products is the estimation of the potential loss of current and future earnings on existing positions under a range of assumptions within the markets being measured.

The Management Asset and Liability Committee provides a forum for reviewing the Corporation's liquidity profile and the market risk in its asset and liability management and trading positions. The Management Asset and Liability Committee regularly reviews the Corporation's market exposures and analyzes the effects of actual or projected changes in rates, prices or market liquidity on the value of these positions. Such committee also reviews the Corporation's liquidity profile by monitoring the differences in maturities between assets and liabilities and by analyzing the future level of funds required based on various assumptions, including its ability to liquidate investment and trading positions and its ability to access the markets.

CAPITAL RESOURCES AND LIQUIDITY

CAPITAL FINANCING POLICY

The Corporation's policy is to obtain capital externally when opportunities arise, if the cost of such capital is reasonable and the form is appropriate for the Corporation's needs and overall capital structure. In keeping with this policy, capital has been obtained externally on several occasions although, at such times, the Corporation, relative to other major bank holding companies, was considered to be well capitalized.

The Corporation conducts its business through its subsidiaries. Thus, the Corporation frequently provides capital and financing to these subsidiaries to support their operations and to permit expansion.

In formulating its dividend policy, the Corporation's Board of Directors considers historical financial results, future prospects and anticipated needs for capital. The current policy, which is reviewed annually, is to pay out approximately 25% to 30% of the prior year's earnings. This policy is intended to provide stockholders with increasing dividend income while allowing the Corporation to maintain its desired internal capital generation rate. Future dividends are dependent upon the Corporation's financial results, capital requirements and economic conditions in general.


CAPITAL TRANSACTIONS

In May 1993, in anticipation of future opportunities in the capital markets, the Corporation filed a shelf registration statement to offer publicly, separately or together, in one or more series, from time to time, debt securities, warrants on debt securities, currency warrants, stock-index warrants, other warrants, preferred stock, depositary shares representing preferred stock and preferred or common stock warrants up to an aggregate, of initial offering prices of $1.0 billion.

On October 21, 1993, the Corporation sold, in a public offering, $250 million principal amount of 5 7/8% Subordinated Notes due 2008 under the above shelf registration statement. The Notes are not redeemable prior to maturity and are direct unsecured general obligations of the Corporation, subordinated to all of its present and future Senior Indebtedness. The net proceeds received by the Corporation from the sale of the Notes were used to redeem, prior to maturity, all of its outstanding issues of Floating Rate Notes due 2004 and Floating Rate Subordinated Notes due 2009 and 2010 in the aggregate principal amount of $224.8 million.


[EARNINGS AND DIVIDENDS PER COMMON SHARE BAR GRAPH -- SEE EDGAR APPENDIX]


The Corporation was active in the capital markets during 1992, obtaining capital with varying characteristics in public offerings. The Corporation publicly sold, 4,000,000 shares of $1.9375 Cumulative Preferred Stock (the "Preferred Stock"), which is a dividend yield of 7 3/4% on the stated value of $25 per share. The Preferred Stock may be redeemed at the option of the Corporation with the proceeds from an equal or higher ranked capital security, in whole or in part, at any time or from time to time, on or after February 27, 1997 at $25 per share, plus accrued dividends to the redemption date. For the purpose of risk-based capital requirements of bank regulatory authorities, the Preferred Stock qualifies as Tier 1 capital. The net proceeds of $96.7 million were used for general corporate purposes. These shares were issued under an existing shelf registration statement which provides for public offerings of up to an additional 6 million shares of preferred stock without par value, with a maximum aggregate offering price of $150 million.

During 1992, an aggregate of $750 million of subordinated notes were issued in several public offerings. All of these notes are subordinated obligations of the Corporation and are not redeemable prior to maturity. The proceeds from these offerings were used for general corporate purposes.

The Corporation measures how effectively it utilizes capital by two widely used performance ratios (based on net income applicable to common stock), return on average total assets and return on average common stockholders' equity. In 1993, return on average total assets was .73% and return on average common stockholders' equity was 15.08% compared to .68% and 14.18%, respectively, in 1992. In 1991, average total assets returned .66% and average common stockholders' equity returned 14.20%.

RISK-BASED CAPITAL/LEVERAGE GUIDELINES

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has established guidelines that mandate risk-based capital requirements for bank holding companies. The guidelines require a minimum ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit and derivative instruments) of 8.0%. At least half of the total capital ratio is to be composed of common equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill ("Tier 1" or "core capital"). The remainder may consist of limited amounts of subordinated debt, the balance of cumulative preferred stock and the allowance for loan losses ("Tier 2 capital"). A final rule that became effective in 1993 requires the deduction of intangible assets recorded prior to February 19, 1992, purchased mortgage servicing rights and purchased credit card relationships subject to certain minimums.

As a supplement to its risk-based capital ratios, the Federal Reserve Board established a minimum leverage ratio of 3.0% (Tier 1 capital to average total assets, with Tier 1 capital being determined for this purpose in a manner consistent with the risk-based capital guidelines). Each of the Corporation's banking subsidiaries complies with all applicable regulatory capital requirements. The Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", was issued in March 1992 and must be implemented beginning in 1994. This interpretation permits the netting of unrealized gains and losses on certain off-balance sheet financial instruments only when a legally enforceable netting agreement with a counterparty exists. The Corporation currently follows the industry practice of netting unrealized gains and losses without netting arrangements in force. At December 31, 1993, the adoption of this accounting practice would have increased the total assets and liabilities of the Corporation by approximately $1.0 billion.

The Corporation's leverage ratio and its risk-based capital ratios include the assets and capital of Safra Republic on a consolidated basis in accordance with the requirements of the Federal Reserve Board specifically applied to the Corporation.

The Corporation's core capital was $2.7 billion and total qualifying capital was $4.7 billion at year end 1993, compared to $2.6 billion and $4.5 billion in 1992. At December 31, 1993, the Corporation's ratios of core capital and total qualifying capital to risk-weighted assets were 15.16% and 26.20%, respectively, compared to 16.56% and 28.66% in 1992. The Corporation's leverage ratio was 5.61% at year end 1993 compared to 5.64% at year end 1992. These ratios substantially exceed the minimums in effect for bank holding companies. Tier 1 capital excludes the effect of the Corporation's year end 1993 adoption of SFAS No. 115. Under this SFAS at December 31, 1993, $263 million of net unrealized gains, after tax effect, on securities available for sale are included as a component of stockholders' equity.

The following table presents the components of the Corporation's risk-based capital at December 31, in each of the last three years.

(In thousands)                                                                   1993          1992           1991
==================================================================================================================
Tier 1:
  Common stockholders' equity                                              $1,928,047*   $1,707,004     $1,540,670
  Preferred stock                                                             306,425       306,425        206,925
  Equity of Safra Republic**                                                  609,384       578,432        564,800
  Other net-goodwill, minority interest and intangible assets                 (98,252)       (8,930)          (217)
  Less: 50% of investment in unconsolidated subsidiaries                       (2,926)       (2,739)        (2,536)
- ------------------------------------------------------------------------------------------------------------------
    Total tier 1                                                            2,742,678     2,580,192      2,309,642
- ------------------------------------------------------------------------------------------------------------------
Tier 2:
  Qualifying preferred stock and perpetual capital notes                      400,000       400,000        400,000
  Qualifying long-term debt                                                 1,372,802     1,291,466      1,156,089
  Allowance for possible loan losses                                          228,531       195,974        196,190
  Less: 50% of investment in unconsolidated subsidiaries                       (2,925)       (2,738)        (2,535)
- ------------------------------------------------------------------------------------------------------------------
    Total tier 2                                                            1,998,408     1,884,702      1,749,744
- ------------------------------------------------------------------------------------------------------------------
      Total risk-based capital                                             $4,741,086    $4,464,894     $4,059,386
==================================================================================================================

 * Excluding the net unrealized gain on securities available for sale, net of taxes of $262.8 million.
** Excluding the Corporation's investment in Safra Republic, after elimination of the net unrealized gain on securities available for sale, net of taxes, of $581.4 million in 1993, $553.3 million in 1992 and $534.7 million in 1991.

LIQUIDITY

Of primary importance to depositors, creditors and regulators is the ability of the Corporation to have sufficient funds readily available to repay maturing liabilities. In order to insure funds are available at all times, the Corporation devotes substantial resources to projecting the amount of funds which will be required on a daily basis and maintains relationships with a diversity of sources so that funds are available on a global basis. Through its worldwide network, the Corporation obtains funds from a large and varied customer base that provides a stable source of domestic demand and consumer deposits and foreign office deposits. Other sources provide short-term borrowings, including the sale of commercial paper, as well as long-term liabilities in the form of notes and debentures. Liquidity requirements can also be met through the disposition of short-term assets that are generally matched to the maturity of liabilities. Liquid assets include cash and due from banks, interest-bearing deposits with banks, federal funds sold and securities purchased under resale agreements, trading account assets and precious metals. Average total liquid assets equaled approximately one-third of average total assets in 1993 and 1992.


SECURITY MARKET INFORMATION

The Common Stock of the Corporation is listed on the New York Stock Exchange (ticker symbol RNB) and the London Stock Exchange. At December 31, 1993, there were 2,713 stockholders of record of the outstanding Common Stock of the Corporation.

The following table presents the range of high and low sale prices reported on the New York Stock Exchange Composite Tape and cash dividends declared for each quarter during the past two years.

                                                 1993                                              1992
                             -------------------------------------------       ---------------------------------------------
                             FOURTH        THIRD      SECOND       FIRST       Fourth        Third       Second        First
                               QTR.         QTR.        QTR.        QTR.         Qtr.         Qtr.         Qtr.         Qtr.
============================================================================================================================
Common stock sale price:
  High                        $53 3/8      $53 3/4     $52 3/4      53 3/8      $47 1/2      $44          $44 3/4      $48 1/4
  Low                          44 7/8       50 3/4      46 1/4      44 3/8       42 1/4       40 1/4       38           39 3/8
Cash dividends declared       .27          .27         .27         .27          .25          .25          .25          .25
============================================================================================================================

The dividend rate on Common Stock has been increased annually since such payments began in 1975. The table below shows the annual dividend rate and dividend payout ratio, Common Stock dividends declared divided by net income applicable to common stock, in each of the last five years adjusted for a three-for-two stock split in 1991.


[BOOK VALUE PER COMMON SHARE AT YEAR END BAR GRAPH -- SEE EDGAR APPENDIX]


                                            1993        1992        1991         1990         1989
==================================================================================================
Dividends declared per common share        $1.08       $1.00        $.95         $.88         $.85
Dividend payout ratio                      20.80%      22.67%      24.10%       24.56%           *
==================================================================================================

*Not meaningful

The quarterly dividend rate on Common Stock has been increased to $.33 per share commencing with the dividend to be paid April 1, 1994.

Republic New York Corporation

CONSOLIDATED STATEMENTS OF CONDITION


                                                                                                December 31,
                                                                         -----------------------------------
(Dollars in thousands)                                                          1993                    1992
============================================================================================================
ASSETS
Cash and due from banks                                                  $   636,633             $   490,711
Interest-bearing deposits with banks (note 17)                             5,346,647              10,562,885
Precious metals                                                            1,110,434                 412,105
Securities held to maturity (approximate market value of $2,088,805
  in 1993 and $12,363,729 in 1992)                                         1,992,847              12,011,358
Securities available for sale (approximate market value of $12,956,946
  in 1993 and $320,970 in 1992)                                           12,956,946                 320,113
- ------------------------------------------------------------------------------------------------------------
     Total investment securities (note 3)                                 14,949,793              12,331,471
Trading account assets                                                     1,182,093                 702,479
Federal funds sold and securities purchased under resale agreements        2,322,465               1,505,274
Loans (net of unearned income of $94,825 in 1993 and $148,722 in
  1992) (notes 4, 5 and 17)                                                9,508,558               8,007,457
  Allowance for possible loan losses (note 5)                               (311,855)               (241,020)
- ------------------------------------------------------------------------------------------------------------
     Loans (net)                                                           9,196,703               7,766,437
Customers' liability on acceptances                                        1,134,294               1,611,531
Premises and equipment (note 6)                                              399,626                 385,557
Accounts receivable and accrued interest                                   2,117,879                 571,648
Investment in affiliate (note 7)                                             625,333                 553,315
Other assets                                                                 471,572                 252,975
- ------------------------------------------------------------------------------------------------------------
     Total assets                                                        $39,493,472             $37,146,388
============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Noninterest-bearing deposits:
  In domestic offices                                                    $ 1,427,518             $ 1,236,451
  In foreign offices                                                         135,251                  79,262
Interest-bearing deposits:
  In domestic offices                                                      8,724,797               9,164,704
  In foreign offices                                                      12,513,684              10,621,770
- ------------------------------------------------------------------------------------------------------------
     Total deposits (note 17)                                             22,801,250              21,102,187
Short-term borrowings (note 8)                                             4,275,439               5,738,822
Acceptances outstanding                                                    1,137,636               1,616,964
Accounts payable and accrued expenses                                      2,873,903               1,096,163
Due to factored clients                                                      614,549                 559,211
Other liabilities                                                            188,658                 136,191
Long-term debt (notes 9 and 17)                                            2,582,875               2,502,497
Subordinated long-term debt and perpetual capital notes (note 9)           2,271,940               2,130,924
Commitments and contingent liabilities (note 14)                                                          --
Stockholders' equity (notes 10 and 12):
  Cumulative preferred stock, no par value 8,131,000 shares
     outstanding                                                             556,425                 556,425
  Common stock, $5 par value 150,000,000 shares
     authorized; 52,703,271 shares outstanding in 1993 and
     52,190,243 in 1992                                                      263,516                 260,951
  Surplus                                                                    459,713                 447,691
  Retained earnings                                                        1,204,818                 998,362
  Net unrealized gain on securities available for sale, net of taxes         262,750                      --
- ------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                            2,747,222               2,263,429
- ------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                          $39,493,472             $37,146,388
============================================================================================================

See accompanying notes to consolidated financial statements.

Republic New York Corporation

CONSOLIDATED STATEMENTS OF INCOME



(In thousands except per share data)                               1993              1992                   1991
================================================================================================================
INTEREST INCOME:
Interest and fees on loans                                   $  635,484         $  721,909            $  919,342
Interest on deposits with banks                                 295,871            385,299               591,046
Interest and dividends on investment securities:
  Taxable                                                       847,022            807,611               637,919
  Exempt from federal income taxes                               65,759             63,385                60,261
Interest on trading account assets                               54,467             22,928                 6,280
Interest on federal funds sold and securities purchased
  under resale agreements                                        34,323             37,460                49,059
- ----------------------------------------------------------------------------------------------------------------
     Total interest income                                    1,932,926          2,038,592             2,263,907
- ----------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits                                            689,234            804,906             1,205,989
Interest on short-term borrowings                               197,769            234,249               258,010
Interest on long-term debt                                      270,072            279,073               218,662
- ----------------------------------------------------------------------------------------------------------------
     Total interest expense                                   1,157,075          1,318,228             1,682,661
- ----------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                             775,851            720,364               581,246
Provision for loan losses (note 5)                               85,000            120,000                62,000
- ----------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses             690,851            600,364               519,246
- ----------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
Income from precious metals                                      37,910             22,637                39,449
Foreign exchange trading income                                 111,572            102,571                81,351
Trading account profits and commissions                          78,742             12,319                22,444
Investment securities gains, net                                  1,295             11,232                 4,264
Net gain (loss) on loans sold or held for sale                     (843)            17,089                 3,031
Commission income                                                50,956             37,592                34,628
Equity in earnings of affiliate (note 7)                         59,463             45,220                41,083
Other income                                                     56,377             53,587                45,183
- ----------------------------------------------------------------------------------------------------------------
     Total other operating income                               395,472            302,247               271,433
- ----------------------------------------------------------------------------------------------------------------
OTHER OPERATING EXPENSES:
Salaries                                                        203,759            180,318               166,107
Employee benefits (note 12)                                     143,748            113,813                97,568
Occupancy, net (notes 6 and 14)                                  48,161             45,301                38,048
Other expenses                                                  239,297            215,910               201,210
- ----------------------------------------------------------------------------------------------------------------
     Total other operating expenses                             634,965            555,342               502,933
- ----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                      451,358            347,269               287,746
Income taxes (note 11)                                          150,153             88,386                60,386
- ----------------------------------------------------------------------------------------------------------------
NET INCOME                                                   $  301,205         $  258,883            $  227,360
================================================================================================================
NET INCOME APPLICABLE TO COMMON STOCK                        $  272,790         $  230,497            $  204,627
================================================================================================================
Net income per common share:
  Primary                                                         $5.20              $4.42                 $3.95
  Fully diluted                                                    5.05               4.32                  3.90
Average common shares outstanding:
  Primary                                                        52,466             52,204                51,852
  Fully diluted                                                  56,321             56,020                54,292
================================================================================================================

See accompanying notes to consolidated financial statements.

Republic New York Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


(Dollars in thousands)                                                 1993             1992              1991
==============================================================================================================
CUMULATIVE PREFERRED STOCK:
Balance at beginning of year                                     $  556,425       $  456,925        $  309,425
   Issuance of 4,000,000 shares of $1.9375 cumulative
     preferred stock in 1992 and 3,450,000 shares of
     $3.375 cumulative convertible preferred stock in 1991               --          100,000           172,500
   Repurchase of 10,000 shares of floating rate series B
     preferred stock in 1992 and 250 shares of remarketed
     preferred stock in 1991                                             --             (500)          (25,000)
- --------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $  556,425       $  556,425        $  456,925
==============================================================================================================
COMMON STOCK:
Balance at beginning of year                                     $  260,951       $  260,227        $  172,027
   Stock dividend of 17,351,213 shares pursuant to a three-
     for-two stock split                                                 --               --            86,756
   Net issuance under stock option, restricted stock and
     restricted stock election plans of 513,028 shares in 1993,
     353,957 shares in 1992 and 359,731 shares in 1991                2,565            1,770             1,799
   Retirement of 209,083 common shares in 1992 and
     71,045 common shares in 1991                                        --           (1,046)             (355)
- --------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $  263,516       $  260,951        $  260,227
==============================================================================================================
SURPLUS:
Balance at beginning of year                                     $  447,691       $  448,303        $  531,156
   Cost of issuing preferred stock                                       --           (3,340)           (3,825)
   Net issuance of common stock under stock option,
     restricted stock and restricted stock election plans
     of 513,028 shares in 1993, 353,957 shares in 1992
     and 359,731 shares in 1991                                      12,247           11,013            10,785
   Treasury stock transactions of affiliate                            (225)             441                (8)
   Transfer to common stock on declaration of stock
     dividend                                                            --                --          (86,756)
   Retirement of 209,083 common shares in 1992 and
     71,045 common shares in 1991                                        --           (8,726)           (3,049)
- --------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $  459,713       $  447,691        $  448,303
==============================================================================================================
RETAINED EARNINGS:
Balance at beginning of year                                     $  998,362       $  832,140        $  670,342
   Net income                                                       301,205          258,883           227,360
   Foreign currency translation, net of taxes                        (9,588)         (21,014)           (2,755)
   Dividends declared on common stock                               (56,746)         (52,256)          (49,324)
   Dividends declared on issues of preferred stock                  (28,415)         (28,386)          (22,733)
   Allowance for unrealized loss on marketable equity
     securities                                                          --            8,995             9,250
- --------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $1,204,818       $  998,362        $  832,140
==============================================================================================================
NET UNREALIZED GAIN ON SECURITIES
   AVAILABLE FOR SALE, NET OF TAXES:
Balance at beginning of year                                     $       --       $       --        $       --
   Unrealized gains                                                 437,845               --                --
   Income tax expense                                              (175,095)              --                --
- --------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $  262,750       $       --        $       --
==============================================================================================================
TOTAL STOCKHOLDERS' EQUITY:
Balance at beginning of year                                     $2,263,429       $1,997,595        $1,682,950
   Net changes during year                                          483,793          265,834           314,645
- --------------------------------------------------------------------------------------------------------------
Balance at end of year                                           $2,747,222       $2,263,429        $1,997,595
==============================================================================================================

See accompanying notes to consolidated financial statements.

Republic New York Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS




(In thousands)                                                             1993           1992                1991
==================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $  301,205    $  258,883          $  227,360
Adjustments to reconcile net income to net cash provided
   (used) by operating activities:
   Depreciation and amortization, net                                     48,337        30,829              14,187
   Provision for loan losses                                              85,000       120,000              62,000
   Gain on sales of investment securities, net                            (1,295)      (11,232)             (4,264)
   Net (gain) loss on loans sold or held for sale                            843       (17,089)             (3,031)
   Equity in earnings of affiliate                                       (59,463)      (45,220)            (41,083)
   Net increase in trading account assets                               (479,614)     (433,529)           (170,802)
   Net (increase) decrease in accounts receivable
      and accrued interest                                            (1,494,586)      (46,121)             45,773
   Net increase in accounts payable and accrued expenses               1,390,159       244,611              42,504
   Other, net                                                           (272,253)      (89,232)            (22,635)
- ------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by operating activities                     (481,667)       11,900             150,009
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in interest-bearing deposits with banks        5,948,015    (1,786,307)         (1,647,404)
Net (increase) decrease in precious metals                              (386,014)     (133,796)            180,587
Net (increase) decrease in federal funds sold and securities
   purchased under resale agreements                                    (817,191)   (1,494,728)          1,071,173
Net (increase) decrease in short-term investments                       (289,355)     (150,128)            309,402
Purchases of securities available for sale                              (665,347)     (323,013)
Proceeds from sales of securities available for sale                     346,909            --                  --
Purchases of securities held to maturity                              (3,740,678)   (5,066,901)         (3,059,390)
Proceeds from sales of securities held to maturity                        89,150       609,538             361,685
Proceeds from maturities of securities held to maturity                2,828,748     2,042,597           1,405,030
Net (increase) decrease in loans                                      (1,983,538)      109,710             187,995
Payment for purchase of Mase Westpac Limited,
   net of cash received                                                 (144,596)           --                  --
Investment in affiliate                                                   19,477        17,312              17,312
- ------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by investing activities                    1,205,580    (6,175,716)         (1,173,610)
- ------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                                                 893,418       719,253             396,196
Net increase (decrease) in short-term borrowings                      (1,663,448)    3,936,078            (160,274)
Net increase (decrease) in due to factored clients                        55,338        65,567              (5,810)
Proceeds from issuance of long-term debt                                 654,470     1,504,600             957,509
Repayment of long-term debt                                             (580,071)     (712,781)           (786,820)
Proceeds from issuance of subordinated long-term debt                    250,000       750,000             550,000
Repayment of subordinated long-term debt                                (108,750)      (20,000)            (15,000)
Net proceeds from issuance of cumulative preferred stock                      --        96,660             168,675
Repurchase of cumulative preferred stock                                      --          (500)            (25,000)
Cash dividends paid                                                      (83,945)      (78,952)            (68,236)
Other, net                                                                 3,783       (10,257)             11,846
- ------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                     (579,205)    6,249,668           1,023,086
   Effect of exchange rate changes on cash and due from banks.             1,214        (7,167)            (12,358)
- ------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and due from banks                    145,922        78,685             (12,873)
   Cash and due from banks at beginning of year                          490,711       412,026             424,899
- ------------------------------------------------------------------------------------------------------------------
Cash and due from banks at end of year                                $  636,633    $  490,711          $  412,026
==================================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest                                                        $1,210,546    $1,265,460          $1,666,700
      Income taxes                                                       157,252        55,376              21,070
   Transfers from securities held to maturity to
      securities available for sale                                   12,318,395            --                  --
==================================================================================================================

See accompanying notes to consolidated financial statements

Republic National Bank of New York

CONSOLIDATED STATEMENTS OF CONDITION


                                                                                            December 31,
                                                                               -------------------------
(Dollars in thousands)                                                                1993          1992
========================================================================================================
ASSETS
Cash and due from banks                                                        $   591,112   $   433,264
Interest-bearing deposits with banks                                             5,174,561    10,346,583
Precious metals                                                                  1,102,664       412,105
Securities held to maturity (approximate market value of $965,293
  in 1993, and $9,768,369 in 1992)                                                 902,903     9,529,834
Securities available for sale (approximate market value of $9,857,210
  in 1993 and $320,970 in 1992)                                                  9,857,210       320,113
- --------------------------------------------------------------------------------------------------------
     Total investment securities                                                10,760,113     9,849,947
Trading account assets                                                           1,138,760       637,597
Federal funds sold and securities purchased under resale agreements              2,743,692     1,355,274
Loans (net of unearned income of $45,249 in 1993 and $60,195
  in 1992)                                                                       5,425,719     3,959,358
  Allowance for possible loan losses                                              (233,124)     (175,990)
- --------------------------------------------------------------------------------------------------------
     Loans (net)                                                                 5,192,595     3,783,368
Customers' liability on acceptances                                              1,134,294     1,611,531
Premises and equipment                                                             300,246       298,451
Accounts receivable and accrued interest                                           634,213       444,104
Investment in affiliate (note 7)                                                   625,333       553,315
Other assets                                                                       328,455       148,493
- --------------------------------------------------------------------------------------------------------
     Total  assets                                                             $29,726,038   $29,874,032
========================================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Noninterest-bearing deposits:
  In domestic offices                                                          $ 1,069,325   $   962,600
  In foreign offices                                                               146,431        80,262
Interest-bearing deposits:
  In domestic offices                                                            4,255,497     4,276,544
  In foreign offices                                                            13,694,638    12,480,779
- --------------------------------------------------------------------------------------------------------
     Total deposits                                                             19,165,891    17,800,185
Short-term borrowings                                                            2,870,290     4,897,401
Acceptances outstanding                                                          1,137,636     1,616,964
Accounts payable and accrued expenses                                            1,321,915       968,560
Other liabilities                                                                  152,648       100,672
Long-term debt                                                                   2,257,847     2,002,497
Subordinated long-term debt, primarily with parent                                 580,940       581,174
Stockholder's equity (note 18):
  Common stock, $100 par value 4,800,000 shares authorized;
     3,550,000 shares outstanding                                                  355,000       355,000
  Surplus                                                                        1,160,436     1,160,661
  Retained earnings                                                                511,851       390,918
  Net unrealized gain on securities available for sale, net of taxes               211,584            --
- --------------------------------------------------------------------------------------------------------
     Total stockholder's equity                                                  2,238,871     1,906,579
- --------------------------------------------------------------------------------------------------------
     Total liabilities and stockholder's equity                                $29,726,038   $29,874,032
========================================================================================================

See accompanying notes to consolidated financial statements.

Republic New York Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Republic New York Corporation and its subsidiaries (the "Corporation") reflect banking industry practices and conform to generally accepted accounting principles. A summary of the significant accounting policies followed by the Corporation in the preparation of the accompanying consolidated financial statements is set forth below.

A. Basis of Consolidation. The consolidated financial statements include the accounts of the Corporation and its subsidiaries, principally Republic National Bank of New York (the "Bank"), Republic Bank for Savings ("RBS"), formerly The Manhattan Savings Bank, Republic New York Securities Corporation and Republic Factors Corp. Investments in affiliates which are less than majority-owned but more than 20% owned are accounted for by the equity method. Significant intercompany transactions are eliminated in consolidation.

B. Foreign Operations. Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on rates of exchange generally prevailing at year end. Revenue and expense accounts are generally translated at average exchange rates for the year. Net translation gains or losses on foreign currency financial statements of operations whose functional currency is the U.S. dollar, including those financial statements of operations in highly inflationary economies, are included in other income or other expenses together with net gains or losses from related hedges. Net translation gains or losses on foreign currency financial statements of operations whose functional currency is not the U.S. dollar are a component of retained earnings, net of related hedging results, after tax effect.

Foreign currency amounts of foreign currency denominated assets and liabilities are generally sold/purchased under fixed forward contracts at prices which differ from cost. Such differences, which are considered part of the interest yields, are reflected in net interest income ratably over the life of the contracts.

C. Statement of Cash Flows. For purposes of the Statement of Cash Flows the Corporation defines cash and cash equivalents as the Statement of Condition caption cash and due from banks.

D. Investment Securities. Effective December 31, 1993, the Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This SFAS requires, among other things, that securities designated as available for sale be revalued at each period end with the unrealized gain or loss, net of tax effect, recorded as an element of stockholders' equity.

The designation of a security as held to maturity or available for sale is made at the time of acquisition. The held to maturity classification includes debt securities that the Corporation has the positive intent and ability to hold to maturity which are carried at amortized cost. The available for sale classification includes debt and equity securities which are carried at fair value. Unrealized gains or losses on securities available for sale and derivative instruments used to hedge these securities are included as a separate component of stockholders' equity, net of tax effect. Gains or losses on sales of securities are recognized by the specific identification method and are recorded in investment securities gains, net.

Prior to December 31, 1993, debt securities available for sale were carried at the lower of cost or market value in the aggregate with adjustments to the carrying value recorded as investment securities losses, net. Marketable equity securities were carried at the lower of cost or market value in the aggregate. The aggregate unrealized losses on marketable equity securities were included in a valuation allowance account and shown as a reduction of retained earnings.

E. Trading Account Assets. Trading account securities are held to benefit from short-term changes in market prices. Trading account securities and liabilities incurred in short-sale transactions are carried at market. Such liabilities are included in short-term borrowings. Gains and losses on trading account activities, including market value adjustments, are reported as trading account profits and commissions. Trading account loans are marked to market with the resultant gains or (losses) included in net gain (loss) on loans sold or held for sale.

F. Loans. Loans are carried at their principal amount outstanding, net of unearned income. Unearned income on discounted loans is accreted monthly into interest income.

Non-accrual loans are those loans (other than consumer installment and residential mortgage loans) on which the accrual of interest ceases when principal or interest payments are past due 90 days or more. When a loan is placed on a non-accrual basis all accrued interest receivable is reversed and charged against current interest income. Thereafter, interest income on non-accrual loans is recorded only when received in cash. A loan may be placed on a non-accrual status prior to the 90 day period if, in management's opinion, conditions warrant.

Residential mortgage loans are placed on non-accrual status when the mortgagor is in bankruptcy or foreclosure proceedings are instituted. Any accrued interest receivable remains in interest income as an obligation of the borrower. The Corporation charges off any consumer installment loan which is past due 90 days or more.

G. Derivative Products. The Corporation's use of derivatives includes futures, forwards, swaps, caps, floors, and options in the interest rate, foreign exchange, equity, and precious metals commodity markets. The Corporation uses these instruments for trading and to assist in its asset and liability management.

Derivatives that are used for trading or to hedge other trading instruments are carried on a mark to market basis with resultant gains and losses included in trading account profits and commissions, foreign exchange trading income and income from precious metals. Unrealized gains and losses and option premium values are recorded on the balance sheet in other assets or other liabilities. In valuing such contracts, the Corporation considers potential credit costs, future servicing costs, future capital costs and transaction hedging costs which are recognized over the life of the contracts.

Foreign exchange trading positions are revalued monthly by pricing spot foreign exchange and forward contracts for foreign exchange at prevailing market rates.

The Corporation's precious metals activities include arbitrage, purchases and sales of precious metals for forward delivery, options on precious metals and precious metals loans. Precious metals, outstanding open positions in contracts for forward delivery, option contracts and precious metals loans are revalued monthly at prevailing market rates. Precious metals interest arbitrage balances are recorded at cost, with the difference of the fixed forward contract price over cost accreted into income from precious metals ratably over the life of the contract.

Additionally, the Bank is a licensed depository for the storage of gold and silver bullion and coins traded on various commodity exchanges. Fees derived from such storage are included in other income. The Corporation substantially hedges its total investments in precious metals by forward sales. The unhedged portion of these investments was $24,820,000 and $14,877,000 at December 31, 1993 and 1992, respectively.

The Corporation enters into interest rate and foreign currency swap and option transactions as part of its asset and liability exposure management. The notional amount of these contracts are recorded as off-balance sheet transactions. The net settlements on such transactions are accrued as an adjustment to interest income or expense over the lives of the agreements. Gains or losses on terminated derivative product contracts used as hedges of non-trading assets or liabilities are deferred over the life of the original hedge.

H. Allowance for Possible Loan Losses. The allowance for possible loan losses is increased by provisions charged to operating expense and decreased by charge-offs, net of recoveries. The provision for loan losses is based on the Corporation's past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such other factors considered by management include the composition of the loan portfolio and worldwide economic conditions.

I. Income Taxes. The Corporation files a consolidated Federal income tax return. The Corporation adopted on a prospective basis SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect of that change in the method of accounting for income taxes was not material. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period the change occurs. The earnings of the Corporation's foreign subsidiaries were not subject to U.S. income taxes for taxable years beginning prior to 1987, except to the extent that they were remitted as dividends. The undistributed earnings prior to 1987 of the Corporation's foreign subsidiaries are expected to be reinvested indefinitely in the subsidiaries' operations; accordingly, no taxes have been provided on such undistributed earnings.

J. Earnings Per Common Share. Primary earnings per common share are computed by dividing net income, less preferred stock dividend requirements, by the average number of common shares outstanding during each of the years.

Fully diluted earnings per share are based on the average number of common shares outstanding adjusted for the assumed conversion of outstanding convertible preferred stock from the date of issuance and the additional shares assumed to be issued under stock option plans, if dilutive. Net income applicable to common stock is adjusted by adding back the dividends on the convertible preferred stock.

K. Reclassification. Certain amounts from prior years have been reclassified to conform with 1993 classifications.


2.  ACQUISITION OF MASE WESTPAC LIMITED

On December 31, 1993, the Corporation completed the acquisition of Mase Westpac Limited, ("Mase") by its wholly owned subsidiary, Republic National Bank of New York. The transaction was accounted for as a purchase and, as such, the assets and liabilities of Mase were recorded at their estimated fair values. The excess of cost over the net assets acquired, goodwill, amounted to approximately $55 million and will be amortized to expense on a straight-line basis over a period of 15 years. Mase's assets of approximately $1.4 billion are included in the Corporation's statement of condition at December 31, 1993. Mase had no effect on the Corporation's results of operations for 1993.


3.  INVESTMENT SECURITIES

On December 31, 1993, the Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The following table presents information related to the Corporation's portfolio of securities held to maturity and available for sale at respective year ends.

                                                                                                                     1993
                                                                ---------------------------------------------------------
                                                                                    Gross Unrealized            Estimated
                                                                       Book     ------------------------           Market
(In thousands)                                                        Value        Gains         (Losses)           Value
=========================================================================================================================
Securities held to maturity:
U.S. Government and federal agency obligations                  $ 1,357,279     $ 35,309       $  (2,969)     $ 1,389,619
Obligations of U.S. states and political subdivisions               584,302       64,161            (378)         648,085
Other                                                                51,266           --            (165)          51,101
- -------------------------------------------------------------------------------------------------------------------------
                                                                $ 1,992,847     $ 99,470       $  (3,512)     $ 2,088,805
=========================================================================================================================


                                                                                                                     1993
                                                                ---------------------------------------------------------
                                                                                     Gross Unrealized               Book/
                                                                  Amortized     ------------------------           Market
(In thousands)                                                         Cost        Gains         (Losses)           Value
=========================================================================================================================
Securities available for sale:
U.S. Government and federal agency obligations                  $ 9,515,080     $316,706       $  (6,457)     $ 9,825,329
Other bonds, debentures and redeemable preferred stocks           2,922,793      184,732         (30,724)       3,076,801
Equity securities                                                   125,152        3,537            (102)         128,587
Interest rate swaps                                                     ---          ---         (73,771)         (73,771)
- -------------------------------------------------------------------------------------------------------------------------
                                                                $12,563,025     $504,975       $(111,054)     $12,956,946
=========================================================================================================================


                                                                                                                     1992
                                                                ---------------------------------------------------------
                                                                                    Gross  Unrealized           Estimated
                                                                       Book     ------------------------           Market
(In thousands)                                                        Value        Gains         (Losses)           Value
=========================================================================================================================
Securities held to maturity:
U.S. Government and federal agency obligations                  $ 8,750,958     $299,402        $(10,378)    $  9,039,982
Obligations of U.S. states and political subdivisions               543,005       53,430            (567)         595,868
Other bonds, debentures and redeemable preferred stocks           2,515,890       67,130         (57,897)       2,525,123
Equity securities                                                   201,505        3,994          (2,743)         202,756
- -------------------------------------------------------------------------------------------------------------------------
                                                                $12,011,358     $423,956        $(71,585)     $12,363,729
=========================================================================================================================


                                                                                                                     1992
                                                                     ----------------------------------------------------
                                                                                     Gross Unrealized           Estimated
                                                                       Book        ----------------------          Market
(In thousands)                                                        Value        Gains         (Losses)           Value
=========================================================================================================================
Securities available for sale:
U.S. Government and federal agency obligations                     $303,158         $857           $  --         $304,015
Other bonds, foreign                                                 16,955           --              --           16,955
- -------------------------------------------------------------------------------------------------------------------------
                                                                   $320,113         $857           $  --         $320,970
=========================================================================================================================

The following table presents information for investments in securities held to maturity and securities available for sale at December 31, 1993, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call privileges of the issuer.

                                                                       Held To Maturity             Available For Sale
                                                                   -----------------------    -----------------------------
                                                                       Book    Estimated       Amortized      Book/Market
(In thousands)                                                        Value   Market Value        Cost            Value
===========================================================================================================================
Due in one year or less                                           $   1,975    $   1,823     $ 1,176,974     $  1,181,721
Due after one year through five years                                12,791       13,802       1,043,896        1,085,230
Due after five years through ten years                              112,779      128,593         283,335          315,166
Due after ten years                                                 508,023      554,968       1,017,442        1,104,191
Mortgage-backed securities                                        1,357,279    1,389,619       9,041,378        9,344,409
Interest rate swaps                                                      --           --              --          (73,771)
- -------------------------------------------------------------------------------------------------------------------------
                                                                 $1,992,847   $2,088,805     $12,563,025      $12,956,946
=========================================================================================================================

The following table presents the components of net investment securities gains for each of the last two years:

(In thousands)                                                                                      1993             1992
=========================================================================================================================
Gross gains on:
  Sales of securities                                                                           $  5,646         $ 28,577
  Maturities, calls and mandatory redemptions                                                      8,124            3,196

Gross losses on:
  Sales of securities                                                                            (11,042)         (18,284)
  Maturities, calls and mandatory redemptions                                                     (1,433)          (2,257)
- -------------------------------------------------------------------------------------------------------------------------
                                                                                                $  1,295         $ 11,232
=========================================================================================================================

Investment securities having a book value of approximately $2.1 billion at December 31, 1993, were pledged to secure public deposits, short-term borrowings and for other purposes required or permitted by law.


4.  LOANS

The following table sets forth the composition of the Corporation's loan portfolio at respective year ends.

(In thousands)                                                                                      1993             1992
=========================================================================================================================
Domestic:
  Real estate - residential mortgage                                                          $1,310,718       $1,454,416
  Real estate - commercial                                                                     1,854,377        2,107,112
  Banks and other financial institutions                                                           7,384           14,841
  Broker loans                                                                                   678,490          307,018
  Commercial and industrial                                                                    2,152,691        1,859,595
  Individuals                                                                                     90,218           51,305
  All other                                                                                       16,915           59,852
Foreign                                                                                        3,492,590        2,302,040
- -------------------------------------------------------------------------------------------------------------------------
                                                                                               9,603,383        8,156,179
  Less unearned income                                                                           (94,825)        (148,722)
- -------------------------------------------------------------------------------------------------------------------------
Loans, net of unearned income                                                                 $9,508,558       $8,007,457
=========================================================================================================================

5.  ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Corporation's allowance for possible loan losses is determined by management based on previous loan loss experience, prevailing and anticipated economic conditions and the composition of the loan portfolio, all of which are continuously reviewed. The allowance is viewed by management to be an adequate, single, unallocated reserve, available for potential loan losses. To comply with regulatory reporting requirements, management has allocated the allowance for possible loan losses between domestic and foreign components. By such allocation, management does not intend to imply that future charge-offs will necessarily follow the same pattern or that any portion of such allowance is restricted in any way.

Changes in the Corporation's allowance for possible loan losses applicable to domestic and foreign operations for each of the years in the three-year period ended December 31, 1993 were as follows:

                                                                1993                           1992                            1991
                                        ----------------------------   ----------------------------   -----------------------------
(In thousands)                          Domestic    Foreign    Total   Domestic   Foreign     Total   Domestic    Foreign     Total
===================================================================================================================================
Balance, Jan. 1                         $161,699  $  79,321 $241,020   $100,842  $126,612  $227,454    $ 41,310  $195,324  $236,634
Provision                                 55,000     30,000   85,000    140,000   (20,000)  120,000     125,000   (63,000)   62,000
- -----------------------------------------------------------------------------------------------------------------------------------
                                         216,699    109,321  326,020    240,842   106,612   347,454     166,310   132,324   298,634
- -----------------------------------------------------------------------------------------------------------------------------------
Charge-offs                              (46,170)   (12,731) (58,901)   (90,374)  (20,257) (110,631)   (74,701)    (6,603)  (81,304)
Losses on sale, swap
   and net (charge-offs)
   recoveries of
   restructuring
   countries debt                            ---     21,238   21,238        ---    (6,642)   (6,642)       ---       (789)     (789)
Recoveries                                18,673      5,726   24,399     10,467     1,014    11,481      9,233      2,246    11,479
- -----------------------------------------------------------------------------------------------------------------------------------
   Net (charge-offs)
      recoveries                         (27,497)    14,233  (13,264)   (79,907)  (25,885) (105,792)    (65,468)   (5,146)  (70,614)
Allowance of acquired
   companies                                 297        ---      297        764       ---       764         ---       ---       ---
Translation
   adjustment                                ---     (1,198)  (1,198)       ---    (1,406)   (1,406)        ---      (566)     (566)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31                        $189,499   $122,356 $311,855   $161,699   $79,321  $241,020    $100,842  $126,612  $227,454
===================================================================================================================================

The following table shows the book balances of the Corporation's non-accrual and restructured loans (excluding consumer installment loans) at respective year ends.

(In thousands)                                                                                            1993       1992      1991
===================================================================================================================================
Domestic                                                                                              $ 48,084   $ 49,929  $ 68,571
Foreign restructuring countries                                                                         33,853     42,123    42,836
Foreign - other                                                                                         12,956     38,276    18,054
- -----------------------------------------------------------------------------------------------------------------------------------
Non-accrual loans                                                                                       94,893    130,328   129,461
Restructured loans                                                                                      63,008     58,458    26,991
- -----------------------------------------------------------------------------------------------------------------------------------
        Total                                                                                         $157,901   $188,786  $156,452
===================================================================================================================================

The following table presents the effect of non-accrual and restructured loans on interest income for each of the years in the three-year period ended December 31, 1993.

(In thousands)                                                                                            1993       1992      1991
===================================================================================================================================
Gross amount of interest that would have been earned at original contract rates:
   Domestic                                                                                            $11,321    $ 4,810   $ 7,557
   Foreign                                                                                               6,685      8,863     4,832
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $18,006    $13,673   $12,389
===================================================================================================================================
Actual amount recorded as interest income:
   Domestic                                                                                            $ 7,368    $ 1,672   $ 2,495
   Foreign                                                                                               1,654      2,226     1,283
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 9,022    $ 3,898   $ 3,778
===================================================================================================================================

Foregone interest income:
   Domestic                                                                                            $ 3,953    $ 3,138   $ 5,062
   Foreign                                                                                               5,031      6,637     3,549
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 8,984    $ 9,775   $ 8,611
===================================================================================================================================


6.  PREMISES AND EQUIPMENT

A summary of the Corporation's premises and equipment at respective year ends follows.

(In thousands)                                                                               1993               1992
====================================================================================================================
Premises                                                                                 $434,264           $423,892
Equipment                                                                                 127,268            110,534
- --------------------------------------------------------------------------------------------------------------------
                                                                                          561,532            534,426
Less accumulated depreciation and amortization                                           (161,906)          (148,869)
- --------------------------------------------------------------------------------------------------------------------
                                                                                         $399,626           $385,557
====================================================================================================================

Other operating expenses included depreciation and amortization of $32,491,000 in 1993, $27,579,000 in 1992 and $24,844,000 in 1991. The estimated useful lives are 10 to 50 years for premises and 3 to 10 years for equipment.

7.  INVESTMENT IN AFFILIATE

In 1988, the Corporation established Safra Republic Holdings S.A. ("Safra Republic"), a Luxembourg holding company, to which the Bank contributed its European banking subsidiaries in Switzerland, Luxembourg, France, Guernsey and Gibraltar. The Corporation, Saban S.A. (see Note 17), a Panamanian holding company wholly owned by Mr. Edmond J. Safra, and international investors own approximately 48.8%, 20.7% and 30.5%, respectively, of the outstanding common shares of Safra Republic.

The following table presents summary financial data for Safra Republic at December 31, 1993 and 1992 and for each of the years then ended.


(In thousands)                                                                    1993                   1992
====================================================================================================================
Total assets                                                                      $11,299,349            $10,351,859
Total deposits                                                                      7,344,562              6,897,172
Shareholders' equity                                                                1,280,755              1,131,747
Operating revenue                                                                     789,490                802,486
Net income                                                                            121,595                 92,466
====================================================================================================================


8.  SHORT-TERM BORROWINGS

The following table presents the Corporation's short-term borrowings at respective year ends.


(In thousands)                                                                                1993              1992
====================================================================================================================
Federal funds purchased and
securities sold under
repurchase agreement                                                                    $  999,149        $2,266,004

Commercial paper                                                                           881,741           720,308
Other borrowings                                                                         2,394,549         2,752,510
- --------------------------------------------------------------------------------------------------------------------
                                                                                        $4,275,439        $5,738,822
====================================================================================================================

Federal funds purchased generally mature one business day following the sale date. Securities sold under repurchase agreements and commercial paper generally mature within 30 days and 90 days, respectively, from the related dates of sale. Other borrowings generally mature within twelve months.

The Corporation has $125 million of lines of credit to support its commercial paper program, for which it has authority to issue up to $1 billion, which was increased from $750 million at year end 1992.

9.  LONG-TERM DEBT

The following tables present a summary of long-term debt and subordinated long-term debt and perpetual capital notes at respective year ends.

Long-Term Debt:
(In thousands)                                                                    1993            1992
======================================================================================================
Republic New York Corporation:
  8 3/8 Notes due May 1, 1996                                                 $100,000        $100,000
  Floating Rate Notes due March 2004                                                --          50,000
  8 3/8% Debentures due February 15, 2007                                      100,000         100,000
- ------------------------------------------------------------------------------------------------------
                                                                               200,000         250,000
Republic National Bank of New York:
  4% SFr. Notes 1988-1993                                                           --          95,481
  Floating Rate Notes due March 21, 1994 (3.5625%)                             100,000         100,000
  5.20% Notes due January 17, 1995                                             250,000         250,000
  5 3/4% Notes due February 1, 1995                                            500,000         500,000
  6.40% Notes due April 15, 1995                                               200,000         200,000
  4.90% Notes due July 27, 1995                                                100,000         100,000
  New Zealand Dollar Floating Rate Notes due August 4, 1995 (8.95%)             54,600         540,600
  4 3/4% Notes due October 15, 1995                                            191,000         200,000
  9% Notes 1988 Series 1 due February 24, 1998                                      --         100,000
  Other long-term debt                                                          18,885          19,744
- ------------------------------------------------------------------------------------------------------
                                                                             1,414,485       1,619,825
Collateralized repurchase agreements:
  Republic National Bank of New York                                           843,362         382,672
  Republic Bank for Savings                                                    125,028         250,000
- ------------------------------------------------------------------------------------------------------
  Total collateralized repurchase agreements                                   968,390         632,672
- ------------------------------------------------------------------------------------------------------
                                                                            $2,582,875      $2,502,497
======================================================================================================

The rates in effect at December 31, 1993 for floating rate issues are shown in parentheses.

The Floating Rate Notes due 2004 were redeemed by the Corporation, at its option, on November 30, 1993 at a redemption price equal to par. The Corporation also repurchased $9.0 million principal amount of the 4 3/4% Notes due 1995.

The New Zealand Dollar Floating Rate Notes were sold in a public offering and are not redeemable prior to maturity. The applicable interest rate is determined semi-annually by reference to the relevant rate of certain six-month instruments. Under certain conditions, holders of the Notes may elect to convert irrevocably to a fixed interest rate. The Bank entered into an interest rate and currency exchange agreement that converted the Bank's payment obligations on such Notes into U.S. dollars.

All other outstanding notes of the Bank were issued under an authorization by its Board of Directors which allows for an aggregate of up to $7 billion of such obligations to be outstanding at any time. All such outstanding notes of the Bank are unsecured debt obligations and are not subject to redemption prior to maturity except for the 9% Notes 1988 Series 1, which were redeemed at the option of the Bank at par on February 24, 1993. The quarterly interest rate on the $100 million Floating Rate Notes due March 1994 is determined by reference to certain money market rates subject to a maximum of 6.25%.

In connection with the early extinguishment of the Floating Rate Notes due 2004 and the 4 3/4 Notes due 1995, the Corporation recorded a loss amounting to $589,000.

Collateralized repurchase agreements consist of securities repurchase agreements with initial maturities exceeding one year.

All of the outstanding long-term notes and debentures of the Corporation are direct unsecured obligations and are not subordinated in right of payment to any other unsecured indebtedness of the Corporation.

The Corporation and the Bank are obligated with respect to the above long-term debt to make aggregate principal payments in each of the next five years as follows: $558,153,000 in 1994, $1,388,236,000 in 1995, $187,628,000 in 1996,
$50,974,000 in 1997 and $974,000 in 1998.

===============================================================================

Subordinated Long-Term Debt and Perpetual Capital Notes:
(In thousands)
=========================================================================================================
Republic New York Corporation:                                              1993                     1992
 9 1/2% Subordinated Notes due July 1, 2000                           $  100,000               $  100,000
 9 3/4% Subordinated Notes due December 1, 2000                          100,000                  100,000
 7 7/8% Subordinated Notes due 2001                                      100,000                  100,000
 8.25% Subordinated Notes due 2001                                       150,000                  150,000
 8 7/8% Subordinated Notes due 2001                                      100,000                  100,000
 7 3/4% Subordinated Notes due May 15, 2002                              150,000                  150,000
 7 1/4% Subordinated Notes due July 15, 2002                             250,000                  250,000
 Floating Rate Subordinated Notes due August 2002 (5.00%)                100,000                  100,000
 Floating Rate Subordinated Notes due October 2002 (5.00%)               150,000                  150,000
 Subordinated Floating Rate Yield Curve Notes due 2002 (3.65%)           100,000                  100,000
 5 7/8% Subordinated Notes due 2008                                      250,000                     --
 9.70% Subordinated Notes due February 1, 2009                           150,000                  150,000
 Floating Rate Subordinated Notes due December 2009                         --                    108,750
 Floating Rate Subordinated Notes due July 2010 (5.25%)*                  66,000                   66,000
 9 1/2% Subordinated Debentures due April 15, 2014                       150,000                  150,000
 9 1/8% Subordinated Notes due 2021                                      100,000                  100,000
 9.30% Subordinated Notes due 2021                                       100,000                  100,000
 Perpetual Capital Notes (3.8125%)*                                      150,000                  150,000
- ---------------------------------------------------------------------------------------------------------
Republic National Bank of New York:                                    2,266,000                2,124,750
  Other subordinated long-term debt
                                                                           5,940                    6,174
- ---------------------------------------------------------------------------------------------------------
                                                                      $2,271,940               $2,130,924
=========================================================================================================

*These notes are redeemable prior to maturity.
 The rates in effect at December 31, 1993 for floating rate issues are shown in parentheses.

The Corporation's outstanding issues of subordinated notes and debentures are all direct unsecured obligations of the Corporation. Interest rates on subordinated floating rate note issues are determined quarterly or semi-annually by formulas based on certain money market rates and are subject to minimum rates of 5% per annum for the Floating Rate Notes due 2002 and 5 1/4% per annum for the Floating Rate Notes due 2010.

The Corporation redeemed all of the outstanding Floating Rate Subordinated Notes due 2009 on December 22, 1993 and on January 22, 1994, redeemed all of the outstanding Floating Rate Subordinated Notes due 2010. In connection with. the early extinguishment of these instruments, the Corporation recorded a loss amounting to $3,450,000.

On May 7, 1993, a shelf registration statement became effective pursuant to which the Corporation may issue, from time to time in public offerings, debt securities, warrants on debt securities, currency warrants, stock-index warrants, other warrants, preferred stock, depositary shares representing preferred stock, preferred stock warrants or common stock warrants. Such securities may be offered separately or together, in one or more series, up to an aggregate of initial public offering prices of $ 1.0 billion. At December 3l, 1993 an aggregate of $250 million principal amount of outstanding debt securities had been issued pursuant to such registration statement.

On October 21, 1993, the Corporation sold, in a public offering, $250 million principal amount of 5 7/8% Subordinated Notes due 2008 under the above shelf registration statement. The Notes are not redeemable prior to maturity. The Notes are direct unsecured general obligations of the Corporation and are subordinated to all present and future Senior Indebtedness of the Corporation. The net proceeds received by the Corporation from the sale of the Notes were used to redeem, in the aggregate principal amount of $225 million, its outstanding issues of Floating Rate Notes due 2004 and Floating Rate Subordinated Notes due 2009 and 2010.

An existing shelf registration statement authorizes the Corporation to issue, from time to time, in a public offering, debt securities and warrants to purchase debt securities in an aggregate principal amount of up to $750 million. At December 31, 1993, an aggregate of $600 million principal amount of outstanding debt securities had been issued under such registration statement.

The Corporation's $150 million principal amount of Putable Capital Notes (the "PCNs") are a component of total qualifying capital under applicable risk-based capital rules. The principal amount of each PCN will be payable as follows:
(1) at the option of the holder on the put date in each year commencing in 2012, PCNs may be exchanged for securities that constitute permanent primary capital securities (the "capital securities") for regulatory purposes, (2) at the option of the Corporation on 90 days prior notice, the PCNs may be either
(i) redeemed on the specified redemption date, in whole, for cash and at par, but only with the proceeds of a substantially concurrent sale of capital securities issued for the purpose of such redemption or (ii) exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNS, and, in each case, the payment of accrued interest in cash or (3) in the event that the sum of the Corporation's consolidated retained earnings and surplus accounts becomes less than zero, the PCNs will automatically be exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNs and the payment of accrued interest in cash.

The PCNs are unsecured and subordinated in right of payment to all Senior Indebtedness of the Corporation. The interest rate for each six-month interest period is determined by a formula based on certain money market rates.

The Corporation and the Bank are obligated with respect to the above subordinated long-term debt to make principal payments of $66,000,000 in 1994.


10.  PREFERRED STOCK

The Corporation's authorized preferred stock was increased to 20 million shares from 15 million shares in 1993. The following table presents information related to the Corporation's issues of preferred stock outstanding at respective year ends.

                                                                                       Dividend
                                                                       Shares           Rate at                          Amount
                                                                  Outstanding      December 31,                     Outstanding
                                                                  -----------      ------------         -----------------------
(Dollars in thousands)                                                   1993              1993             1993           1992
===============================================================================================================================
$1.9375 Cumulative Preferred Stock ($25 stated value)               4,000,000             7.75%         $100,000       $100,000
$3.375 Cumulative Convertible Preferred Stock
   ($50 stated value)                                               3,450,000             6.75%          172,500        172,500
Cumulative Floating Rate Series B
   ($50 stated value)                                                 678,500             6.50%           33,925         33,925
Dutch Auction Rate Transferable Securities Preferred
   Stock ("DARTS(TM)")
   Series A ($100,000 stated value)                                       625             2.94%           62,500         62,500
   Series B ($100,000 stated value)                                       625             2.92%           62,500         62,500
Remarketed Preferred ("RP")
   ($100,000 per share liquidation preference)                            750       2.75%-3.00%           75,000         75,000
Money Market Cumulative Preferred ("MMP")
   ($100,000 per share liquidation preference)                            500             2.99%           50,000         50,000
- -------------------------------------------------------------------------------------------------------------------------------
                                                                    8,131,000                           $556,425       $556,425
===============================================================================================================================

For the purpose of regulatory risk-based capital requirements, the Cumulative Preferred Stock, the Cumulative Convertible Preferred Stock and the Cumulative Floating Rate Series B all qualify as Tier 1 capital.

The shares of $1.9375 Cumulative Preferred Stock with a stated value of $25 per share may be redeemed on or after February 27, 1997, at the option of the Corporation, in whole or in part, at $25 per share, plus, in all cases, accrued and unpaid dividends to the redemption date.

The shares of the $3.375 Cumulative Convertible Preferred Stock, stated value of $50 per share are convertible at the option of the holder into shares of the Corporation's Common Stock at A conversion price of $48.33 per share. The Convertible Preferred Stock may be redeemed at the option of the Corporation, in whole or in part, at any time, on or after May 15, 1995, at $52.025 per share through May 14, 1996 and thereafter at prices which decline annually to May 15, 2001, to the stated value of $50 per share plus, in all cases, accrued and unpaid dividends.

Dividend rates for each dividend period are set pursuant to an auction procedure for the DARTS(TM) and the MMP, by a remarketing through the remarketing agent for the RP and quarterly for the Floating Rate Series B shares by reference to a formula based on certain money market rates.

The maximum applicable dividend rate on the shares of DARTS(TM) RP and MMP range from 110% to 175% of the 60-day "AA" composite commercial paper rate. The applicable dividend rate on the Floating Rate Series B shares can be no less than 6.50% nor more than 12.50% per annum.

The Corporation, at its option, may redeem the outstanding Cumulative Floating Rate Series B shares at $51.50 per share through March 31, 1994 and thereafter at its stated value, plus, in all cases, accrued and unpaid dividends. During 1992, the Corporation repurchased 10,000 shares in an open market transaction at a price of $49.88 per share.

DARTS(TM) of each series are redeemable in whole or in part, at the option of the Corporation, at $100,000 per share plus accrued and unpaid dividends to the redemption date. DARTS(TM) are also redeemable, at the option of the Corporation, on any dividend payment date for such series, in whole but not in part, at a redemption price of $100,000 per share plus the payment of accrued and unpaid dividends, if the applicable rate for such series fixed with respect to the dividend period for such series ending on such dividend payment date equals or exceeds the 60-day "AA" composite commercial paper rate on the date of determination of such applicable rate.

The shares of RP are redeemable, in whole or in part, at the option of the Corporation, at a redemption price of $100,000 per share plus the payment of accrued and unpaid dividends to the date fixed for redemption.

The shares of MMP are redeemable, in whole or in part, at the option of the Corporation, at a redemption price of $100,000 per share plus the payment of accrued and unpaid dividends to the redemption date. The shares of MMP are also redeemable, at the option of the Corporation, on any dividend payment date, in whole but not in part, at a redemption price of $100,000 per share plus accrued and unpaid dividends, if the applicable rate fixed for the dividend period ending on the day preceeding such dividend payment date equals or exceeds the 60-day "AA" composite commercial paper rate on the date determination of such applicable rate.

11.  INCOME TAXES

As described in Note 1, the Corporation adopted SFAS No. 109 on January 1, 1993. The Corporation had previously used SFAS No. 96 to account for income taxes. The cumulative effect of this change in accounting, determined as of January 1, 1993, was immaterial to the consolidated financial statements.
Prior years financial statements have not been restated to apply the provisions of SFAS No. 109.

Total income tax expense for the year ended December 31, 1993 was allocated as follows:

(In thousand)                                                            1993
=============================================================================
Income from operations                                               $150,153
Stockholders' equity:
  Net unrealized gain on securities available for sale, net of taxes  175,095
  Foreign currency translation, net                                    (8,653)
- -----------------------------------------------------------------------------
                                                                     $316,595
=============================================================================

The components of the Corporation's consolidated income tax expense, from operations were as follows:

(In thousands)                                                                  1993           1992           1991
==================================================================================================================
Current Tax Expense:
   Federal                                                                  $129,856        $58,524        $13,186
   Foreign                                                                    27,980         13,524         11,287
   State and other                                                            34,085         17,848          6,480
- ------------------------------------------------------------------------------------------------------------------
                                                                             191,921         89,896         30,953
- ------------------------------------------------------------------------------------------------------------------
Deferred Tax Expense (Benefit):
   Federal                                                                   (29,312)         2,790         29,433
   State and other                                                           (12,456)        (4,300)            --
- ------------------------------------------------------------------------------------------------------------------
                                                                             (41,768)        (1,510)        29,433
- ------------------------------------------------------------------------------------------------------------------
                                                                            $150,153        $88,386        $60,386
==================================================================================================================

The principal sources of deferred income taxes attributable to income from operations in 1992 and 1991 and the effects of each on the amount of taxes were as follows:

(In thousands)                                                                                1992            1991
==================================================================================================================
Unrealized net gains on trading activities                                                $ (5,728)        $ 7,061
Provision for loan lossess                                                                 (20,279)         (4,035)
Interest and discount income                                                                 1,316          (1,297)
Employee benefits                                                                              888          (2,173)
Depreciation                                                                                 1,735           1,513
Non-accrued interest                                                                         1,610          (1,156)
Domestic tax on overseas earnings, net of foreign tax credits                               19,792          22,612
Net operating loss carryover                                                                    --           5,963
Other - net                                                                                   (844)            945
- ------------------------------------------------------------------------------------------------------------------
                                                                                          $ (1,510)        $29,433
==================================================================================================================

Income tax expense amounted to $150,153,000 for 1993, $88,386,000 for 1992 and $60,386,000 for 1991, representing effective tax rates of 33.3%, 25.5% and 21.0%, respectively. Total tax expense differs from the amounts computed by applying the statutory U.S. Federal income tax rate because of the following:



                                                                                        % of Pretax Income
                                                                                ----------------------------------
                                                                                1993           1992           1991
==================================================================================================================
Federal tax expense at statutory rates                                          35.0%          34.0%          34.0%
State and local income tax, net of federal tax benefit                           2.6            2.6            1.5
Interest and dividend income exempt from federal tax                            (4.4)          (5.6)          (6.4)
Deferred tax benefits recognized                                                  --           (1.4)          (2.5)
Exempt income through acquisition of subsidiary                                   --           (4.0)          (6.4)
Other - net                                                                       .1            (.1)            .8
- ------------------------------------------------------------------------------------------------------------------
Income tax expense as reported                                                  33.3%          25.5%          21.0%
==================================================================================================================


The tax effects of temporary differences that gave rise to a significant portion of the deferred tax assets and deferred tax liabilities at December 31, 1993 are presented below.

(In thousands)                                                                                                1993
==================================================================================================================
Deferred tax assets:
   Provision for loan losses                                                                             $ 127,752
   Interest and discount income                                                                             16,349
   Exempt income from subsidiary acquisition                                                                37,074
   Other                                                                                                    10,006
- ------------------------------------------------------------------------------------------------------------------
                                                                                                           191,181
- ------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                                                             44,884
   Unrealized profits on trading account assets and securities available for sale                          178,615
   Domestic tax on overseas income                                                                          58,047
- ------------------------------------------------------------------------------------------------------------------
                                                                                                           281,546
- ------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                               $  90,365
==================================================================================================================

There was no valuation adjustment at January 1, 1993 and December 31, 1993, respectively.

The Corporation has not recognized a deferred tax liability of approximately $100.0 million for undistributed earnings of foreign subsidiaries for taxable years beginning prior to 1987 because the Corporation does not expect those unremitted earnings to reverse and become taxable to the Corporation in the foreseeable future. As of December 31, 1993 the undistributed earnings of these foreign subsidiaries were approximately $365.1 million. Cumulative foreign tax credits of approximately $28.5 million at December 31, 1993 are available for utilization by the Corporation against U.S. income taxes that would arise upon a dividend distribution by its foreign subsidiaries.

The following table distributes the Corporation's Income before income taxes between its domestic and foreign offices for each of the last three years.

(In thousands)                                                                            1993           1992          1991
===========================================================================================================================
Foreign                                                                              $ 230,523      $ 125,697     $ 107,498
Domestic                                                                               220,835        221,572       180,248
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                     $ 451,358      $ 347,269     $ 287,746
===========================================================================================================================


12.  BENEFITS

RETIREMENT PLAN
The Bank's retirement plan (the "U.S. Plan") covers substantially all U.S. employees of the Bank, RBS, and the Corporation and their subsidiaries. Benefits are based on years of service and the employee's compensation during the highest consecutive five years of the last ten years of employment. The Corporation's funding policy is to contribute annual,ly an amount necessary to satisfy the Employee Retirement Income Security Act (ERISA) funding standards.

The following table sets forth the U.S. Plan's funded status and amounts recognized in the Corporation's Statement of Condition at respective year ends.

(In thousands)                                                                                          1993           1992
===========================================================================================================================
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of $(91,834) in 1993 and
     $(67,834) in 1992                                                                             $(100,307)     $ (73,564)
===========================================================================================================================
Plan assets at fair value, primarily mutual funds and the balance in listed stocks and bonds        $151,105      $ 141,942
Projected benefit obligation for service rendered to date                                           (132,695)      (103,501)
- ---------------------------------------------------------------------------------------------------------------------------
Excess of plan assets over projected benefit obligation                                               18,410         38,441
Unrecognized net (gain) from past experience different from that assumed and effects of
  changes in assumptions                                                                              (3,760)       (15,490)
Prior service cost not yet recognized in net periodic pension cost                                     4,371          2,018
Unrecognized net asset being recognized over 16 years                                                 (8,047)        (9,053)
- ---------------------------------------------------------------------------------------------------------------------------
     Prepaid pension expense included in other assets                                              $  10,974      $  15,916
===========================================================================================================================

Net pension expense in each of the last three years consisted of the following:

(In thousands)                                                                                    1993      1992       1991
===========================================================================================================================
Service cost-benefits earned during the period                                               $   5,754  $  4,423  $   4,013
Interest cost on projected benefit obligation                                                    8,825     8,266      7,618
Actual return on plan assets                                                                   (14,105)  (12,293)   (23,399)
Net amortization and deferral                                                                    4,469       980     12,713
- ---------------------------------------------------------------------------------------------------------------------------
     Net periodic pension expense                                                            $   4,943  $  1,376  $     945
===========================================================================================================================

The following table presents the economic assumptions used to calculate the projected benefit obligation and pension expense in each of the last three years.

                                                                                      1993          1992        1991
====================================================================================================================
Discount rate                                                                          7.0%        8 1/2%      8 1/2
Rate of compensation increase                                                          5.0         6 1/2       6 1/2
Expected long-term rate of return on plan assets                                       7.0         8 3/4       8 3/4
====================================================================================================================

In addition to the above funded U.S. Plan, the Corporation established an unfunded benefit maintenance plan and a supplemental pension plan for certain employees, executive officers and directors of a certain banking subsidiary. The expense related to these plans amounted to $1,982,000 in 1993, $2,088,000 in 1992 and $1,040,000 in 1991.

Retirement benefits in foreign locations generally are covered by local plans based on length of service, compensation levels and, where applicable, employee contributions, with the funding of these plans based on local legal requirements. The aggregate pension expense for such plans was approximately $3,700,000 in 1993, $3,600,000 in 1992 and $3,300,000 in 1991.

The Corporation provides postretirement life insurance benefits to its current employees and provides certain retired employees with health care and life insurance benefits. The Corporation's plan for its postretirement obligation is unfunded.

The following tables set forth information related to the Corporation's postretirement benefit obligation at respective year ends.

(In thousands)                                                        1993            1992
==========================================================================================
Accumulated postretirement benefit obligation:
  Retirees including covered dependents and beneficiaries         $(26,979)       $(27,846)
  Fully eligible actives                                              (934)           (898)
  Other actives                                                       (581)           (508)
- ------------------------------------------------------------------------------------------
                                                                   (28,494)        (29,252)
Unrecognized net gain                                               (2,445)             --
Unrecognized transition obligation being recognized over 20 years   17,181          18,134
- ------------------------------------------------------------------------------------------
  Postretirement benefit obligation included in other liabilities $(13,758)       $(11,118)
==========================================================================================

A discount rate of 7% and a 7% compensation increase were used to measure the accumulated postretirement benefit obligation in 1993. The rates used in 1992 were 8 1/2% and 7%, respectively. The effect of raising health care gross eligible charges by 1% will increase the aggregate of service cost and interest cost by approximately $240,000, and the accumulated postretirement benefit obligation by approximately $2.8 million.

The health care trend rate used to measure the expected costs of benefits for 1994 is projected to be 13.0% for those under age 65 and 10.3% for those 65 and older. The rates for those under age 65 and for those 65 and older are assumed to decrease by 1% and .6% per year, respectively, until they reach 6% and stabilize at that rate.

Net postretirement benefit expense for 1993 and 1992 was as follows:

(In thousands)                                                      1993             1992
=========================================================================================
Service cost                                                      $   92           $  104
Interest cost on accumulated postretirement benefit obligation     1,910            2,345
Amortization of transitional accumulated postretirement benefit
 obligation                                                          953              953
- -----------------------------------------------------------------------------------------
  Net periodic expense                                            $2,955           $3,402
=========================================================================================

In November 1992, SFAS No. 112, "Employers' Accounting for Postemployment Benefits" was issued. SFAS No. 112, effective for fiscal years beginning after December 15, 1993, requires recognizing an obligation for the estimated cost of postemployment benefits. Postemployment is defined as the period after employment but before retirement if certain conditions are met. Postemployment benefits include, but are not limited to, salary continuation, severance benefits, job training and counseling and health care and life insurance coverage. The impact of adopting SFAS No. 112 will not have a material effect on the Corporation's result of operations.

EXECUTIVE COMPENSATION
The Corporation has a Restricted Stock Plan (the "Plan") for selected employees of the Corporation and its subsidiaries. The Plan, as amended in 1993, provided that an aggregate of 4,150,000 shares, as adjusted for a stock split, of Restricted Stock were available to be awarded, subject to further adjustments, during the period ending on December 31, 1995, when the Plan will terminate unless extended by the Board of Directors with stockholder approval. During 1993, 1992 and 1991, the Corporation issued, net of cancellations, 470,783; 309,186, and 258,064 shares of Common Stock, respectively, with an approximate market value as of the date of issue of $23,709,000, $13,540,000 and $16,477,000, respectively. Such market value is amortized as an expense over the period for which such shares are restricted.

The Corporation's Restricted Stock Election Plan allows certain officers who have earned deferred compensation to elect to receive payment in the form of Restricted Stock of the Corporation. An aggregate of 375,000 shares of Restricted Stock may be issued during the term of such plan which expires on December 31, 1997, as amended. During 1993, 1992, and 1991, 568 shares, 672 shares and 642 shares, respectively, of the Corporation's Common Stock were issued in lieu of cash dividends pursuant to such plan, with approximate market values as of the dates of issue of $28,000, $28,000 and $35,000, respectively.

The Corporation has an incentive stock option plan and a non-qualified stock option plan for officers and other key employees of the Corporation and its subsidiaries.

There remains reserved for issuance pursuant to the stock option plans 412,283 shares of Common Stock for the incentive stock option plan and 361,343 shares of Common Stock for the non-qualified stock option plan. Both plans are substantially identical, except that the incentive stock option plan has certain limitations or requirements in order that the holders of such options can receive certain beneficial tax treatment in the disposition of shares acquired on the exercise of an option. Options may be granted under the plans at any time prior to July, 1995, but they cannot exceed ten years in duration. Exercise prices under the incentive stock option plan must be equal to the fair market value of the common stock on the date of grant; exercise prices under the non-qualified stock option plan are determined by a Committee of the Board of Directors. Options become exercisable at the times and in the amounts determined by such Committee in connection with awarding grants.

At the discretion of the Compensation and Benefits Committee of the Board of Directors, option grants may be accompanied by stock appreciation rights ("SARs"). The SARs entitle the holder of the related option to surrender the option and receive a payment equal to an amount by which the fair market value, at the time of exercise, of the shares of Common Stock subject to the option exceeds the exercise price. On the exercise of an option, an employee may elect to make payment either in cash, by delivering previously owned shares of the Corporation's Common Stock, or any combination thereof. SARs are exercisable in lieu of acquiring shares of Common Stock. Compensation expense, if any, resulting from the difference between the fair market value of the Common Stock on the date of grant and the current market value of the Common Stock will be accrued over the vesting period adjusted for subsequent forfeitures and exercises.

The shares of the Plan and the stock option plans that may be awarded or issued have been adjusted to reflect the three-for-two Common Stock split distributed October 21, 1991.

The following is a summary of options transactions in each of the last three years.

                                                                                Option Price
                                                                  Options          Per Share
============================================================================================
Balance, December 31, 1990                                        796,498    $23.61 - $33.20
   Granted                                                          7,875     23.61 -  40.79
   Exercised                                                     (151,537)    23.61 -  32.92
   Cancelled                                                       (9,750)
- --------------------------------------------------------------------------------------------
Balance, December 31, 1991                                        643,086    $23.61 - $40.79
   Granted                                                         12,000         39.38
   Exercised                                                      (42,599)    23.61 -  32.92
   Cancelled                                                       (9,750)
- --------------------------------------------------------------------------------------------
Balance, December 31, 1992                                        602,737    $23.61 - $40.79
   Granted                                                          4,500         50.13
   Exercised                                                      (43,100)    23.61 -  32.50
   Cancelled                                                           --
- --------------------------------------------------------------------------------------------
Balance, December 31, 1993                                        564,137    $23.61 - $50.13
============================================================================================

At December 31, 1993, options for 468,887 shares were exercisable at prices of $23.61 to $32.50 per share.


13. GEOGRAPHIC DISTRIBUTION OF REVENUE, EARNINGS AND ASSETS

The following geographic analysis of total assets, total operating revenue, income (loss) before income taxes and net income (loss) is based on the location of the customer. Charges and credits for funds employed or supplied by domestic and international operations are based on the average internal cost of funds. Inasmuch as the Corporation conducts a significant portion of its international activities from its domestic offices, certain other items of revenue and expense, including the provision for loan losses and applicable income taxes, have been subjectively allocated, and, therefore, the data presented may not be meaningful. Based on the above, the following table summarizes the results of the Corporation's international and domestic operations by geographic area for each of the years in the three-year period ended December 31, 1993.

                                             Total    Total Operating  Income (Loss) Before    Net Income
(In millions)                               Assets            Revenue          Income Taxes        (Loss)
=========================================================================================================
United Kingdom            1993           $ 1,271.6           $  156.3               $ 40.8         $ 27.2
                          1992             1,861.8              153.5                 27.2           20.3
                          1991             1,695.3              185.0                 26.6           20.4
- ---------------------------------------------------------------------------------------------------------
Europe                    1993           $ 3,407.5           $  232.5               $ 15.8         $ 10.6
                          1992             4,674.9              260.4                  1.7            1.3
                          1991             4,885.6              337.6                (10.9)         (11.7)
- ---------------------------------------------------------------------------------------------------------
Canada                    1993           $ 1,043.5           $   64.0               $  1.9         $  1.3
                          1992             1,530.4               65.9                  6.1            4.6
                          1991             1,114.4               87.7                  1.4             .9
- ---------------------------------------------------------------------------------------------------------
Far East                  1993           $ 3,555.4           $  181.7               $ 23.0         $ 15.4
                          1992             3,830.0              221.0                 24.8           18.5
                          1991             4,269.8              306.9                 10.6            4.9
- ---------------------------------------------------------------------------------------------------------
Caribbean money center    1993           $ 3,104.0           $  157.1               $ 38.7         $ 25.8
   locations, Central     1992             3,078.9              163.8                 46.1           34.3
   and South America      1991             2,417.5              191.7                 70.2           57.6
- ---------------------------------------------------------------------------------------------------------
Middle East and           1993           $   204.2           $    6.0               $  (.7)        $  (.5)
   Africa                 1992               178.4                8.3                  (.7)           (.6)
                          1991               219.0                6.5                 (5.5)          (4.6)
- ---------------------------------------------------------------------------------------------------------
United States             1993           $26,907.3           $1,530.8               $331.9         $221.4
                          1992            21,992.0            1,467.9                242.1          180.5
                          1991            16,619.2            1,419.9                195.3          159.9
- ---------------------------------------------------------------------------------------------------------
Total                     1993           $39,493.5           $2,328.4               $451.4         $301.2
                          1992            37,146.4            2,340.8                347.3          258.9
                          1991            31,220.8            2,535.3                287.7          227.4
=========================================================================================================

14.  COMMITMENTS AND CONTINGENT LIABILITIES

In the ordinary course of its business, the Corporation is a defendant in various legal proceedings. Management, after reviewing with counsel all such actions and proceedings pending against the Corporation, considers that the aggregate liability or loss, if any, resulting from them would not have a material adverse effect on the consolidated financial position of the Corporation.

The Corporation is obligated under noncancellable leases that expire at various times through 2014. The minimum rental commitments on noncancellable leases for premises are $19,369,000 in 1994, $16,944,000 in 1995, $15,891,000 in 1996,
$14,773,000 in 1997,  $13,547,000 in 1998, and an aggregate of $75,023,000 thereafter until the expiration of the leases. The minimum rental commitments have not been reduced by aggregate minimum sublease rentals of $11,946,000. Actual net rental expense in 1993, 1992 and 1991, aggregated $23,613,000, $20,491,000, and $19,743,000, respectively.

The subsidiary banks of the Corporation are required to maintain reserves with the Federal Reserve Bank against certain balances. The average reserves maintained totaled $92,000,000 during 1993.


15. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Corporation to disclose, in addition to the carrying value of certain financial instruments, both assets and liabilities recorded on and off the statement of condition for which it is practicable to estimate fair value. The SFAS defines a financial instrument as cash, evidence of an ownership in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price if one exists.

The SFAS requires deposit liabilities with no stated maturity to be reported at their carrying value and does not allow for the recognition of the inherent funding value of these instruments. Additionally, the values of franchises or of other business units and entities of the Corporation, which are not financial instruments as defined, are not disclosed. The Corporation believes that significant value exists in this type of deposit and in its franchises and individual business units.

The following summary presents the methodologies and assumptions used to estimate the fair value of the Corporation's financial instruments presented below. The Corporation operates as a going concnern and, except for its investment securities portfolio, trading account assets and its off-balance sheet trading instruments, no active market exists for its financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature and, therefore, the results may not be precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amounts which will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

The Corporation has a significant portion of its assets and liabilities in financial instruments that have remaining maturities of under six months. These short-term financial instruments, except for those financial instruments for which an active market exists, are valued without regard to maturity and are considered to have fair values equivalent to their carrying value.

FINANCIAL ASSETS

Interest-bearing deposits with banks amounting to $4.7 billion in 1993 and $10.1 billion in 1992 mature within six months and are considered to have a fair value equivalent to their carrying value. The fair value of interest-bearing deposits with banks maturing in more than six months is estimated using a discounted cash flow model based on current market rates for comparable instruments with similar maturities.

The fair value of investment securities and trading account assets is based on quoted market prices or dealer quotes.

Performing residential mortgages and consumer installment loans, which have similar characteristics, have been valued on a pooled basis by using market prices for securities backed by loans with similar terms. The fair value of the Corporation's portfolio of loans to restructuring foreign governments are based upon prices for similar securities quoted in the secondary market. The fair value of all other loans, which are principally to commercial and industrial entities and foreign governments, has been determined by discounting the estimated future cash flows of such loans to their present value using an assigned discount rate which may or may not be the contractual rate in effect with the obligor. This discount rate is the rate at which a loan with similar credit risk and remaining maturity would be entered into at the balance sheet date and was determined based on the Corporation's internal credit quality and pricing systems.

Cash and due from banks, federal funds sold and securities purchased under resale agreements, accounts receivable and accrued interest, customers' liability on acceptances and certain other assets, which meet the definintion of financial instruments, have been valued at their respective carrying values due to their short-term nature. These instruments are presented in the table below as other financial assets.

FINANCIAL LIABILITIES

Deposits without a stated maturity include demand, savings, and money market accounts. These deposits amounted to $6.1 billion in 1993 and $5.7 billion in 1992 and, in accordance with the SFAS, are reported at their carrying value. No value has been assigned to the franchise value of these deposits. Certificates of deposit maturing within six months aggregated $ 1.4 billion in 1993 and $2.1 billion in 1992 and their fair value is considered to equal their carrying value. The fair value of deposits maturing in over six months is based on rates currently offered for deposits with similar remaining maturities.

Acceptances outstanding, accounts payable and accrued expenses, due to factored clients and certain other liabilities, are considered to have fair values equal to their carrying values due to their short-term nature. These instruments are presented in the table below as other financial liabilities.

Short-term borrowings that mature within six months have fair values equal to their carrying value. The fair value of long-term debt, subordinated long-term debt and perpetual capital notes are based on market quotes obtained from independent investment bankers.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Commitments to extend credit, standby letters of credit and foreign office guarantees and commercial letters of credit aggregated $3.1 billion and $2.7 billion at year end 1993 and 1992, respectively. If ultimately funded, these commitments are priced at current market rates.

Interest rate and foreign exchange contracts entered into for trading purposes are carried at market value. The revaluation of such contracts resulted in unrealized losses of $2 million at year end 1993 and 1992, respectively. Interest rate and foreign exchange contracts entered into for hedging purposes have fair values equivalent to the amount that would be received or paid to terminate the contract at the reporting date. The fair value of foreign exchange hedges are included in the valuation of the underlying financial instrument hedged. The fair value of interest rate hedges, which are primarily interest rate swaps, is disclosed separately below.

                                                             DECEMBER 31, 1993             December 31, 1992
                                                    --------------------------     -------------------------
                                                    CARRYING         ESTIMATED     Carrying        Estimated
(In millions)                                          VALUE        FAIR VALUE        Value       Fair Value
============================================================================================================
FINANCIAL ASSETS:
  Interest-bearing deposits with banks              $  5,347          $  5,354    $  10,563        $  10,568
  Investment securities                               14,950            15,046       12,331           12,685
  Trading account assets                               1,182             1,182          702              702
  Loans (net)                                          9,197             9,642        7,766            8,024
  Other financial assets                               6,230             6,230        4,179            4,179

FINANCIAL LIABILITIES:
  Deposits with no stated maturity and other
     deposits maturing within six months            $ 20,130          $ 20,130    $  19,249         $ 19,249
  Deposits maturing in over six months                 2,671             2,696        1,853            1,888
  Short-term borrowings                                4,275             4,275        5,739            5,739
  Long-term debt                                       2,583             2,620        2,502            2,516
  Subordinated long-term debt and perpetual
     capital notes                                     2,272             2,516        2,131            2,227
  Other financial liabilities                          3,721             3,721        3,097            3,097

                                                    Notional         Estimated     Notional        Estimated
(In millions)                                          Value        Fair Value        Value       Fair Value
============================================================================================================
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:
  Interest rate swap hedges:
     Investment securities                           $ 4,912              $(88)
     Loans                                               210                (5)
     Interest-bearing deposits with banks                 94                20
     Premises and equipment                               75                (4)
     Long-term debt and subordinated
      long-term debt                                   2,250                82
- ------------------------------------------------------------------------------------------------------------
        Total                                        $ 7,541              $  5       $6,593             $(27)
  Other interest rate hedges (principally
    related to long-term debt)                         1,150                (7)       2,570                3
============================================================================================================


16.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

CREDIT RELATED INSTRUMENTS

In the normal course of its business, there are various outstanding commitments and contingent liabilities of the Corporation that are not reflected in the consolidated financial statements.

The Corporation enters into various types of agreements with its customers which enhance their credit standing, guarantee performance to third parties or advance funds in the form of loans. These commitments usually have fixed expiration dates and may require the payment of a fee. At December 31, 1993 and 1992, respectively, such obligations included commitments to extend credit of $1,622 million and $1,209 million, standby letters of credit and foreign office guarantees of $1,089 million and $1,086 million, and commercial letters of credit of $432 million and $450 million. These amounts represent the maximum principal which the Corporation may be required to disburse and the maximum potential exposure if all such obligations were ultimately to become worthless.

CREDIT RELATED RISK CONCENTRATIONS

In the normal course of its business, the Corporation's activities include significant amounts of credit risk in its relationships with domestic and international financial institutions. Such obligations aggregated approximately 30% and 35% of the Corporation's on-balance sheet financial instruments at December 31, 1993 and 1992, respectively. This exposure included approximately 40% and 73% at year end 1993 and 1992, respectively, in the form of interest-bearing deposits to foreign banks and branches and agencies of foreign banks located in the United States. The Corporation's credit exposure to the U.S. federal government and its agencies was approximately 30% and 25% of respective year end on-balance sheet financial instruments. The Corporation's real estate loan portfolio represented approximately 10% of on-balance sheet financial instruments at year end 1993 and 1992, respectively. Credit exposure in the real estate loan portfolio is concentrated in loans secured by multi-family and commercial real estate properties and, to a lesser degree, residential properties in the New York metropolitan area.

INTEREST RATE, FOREIGN EXCHANGE, PRECIOUS METALS AND OTHER FINANCIAL
INSTRUMENTS

The Corporation uses various off-balance sheet financial instruments to manage its asset and liability exposure to interest rate and currency fluctuations and to meet similar needs of its customers. Certain instruments commit the Corporation to buy or sell, at a future date, a specified financial instrument, currency or precious metals at an agreed to price. Other contracts involve commitments to settle, in cash, differentials between specified indices which are applied to a notional principal amount. Options contracts give the holder the right, but not the obligation, to acquire or sell for a limited time period a financial instrument, currency or precious metals at a designated price. The writer of an option receives a premium at the outset of a contract as payment for assuming the risk of unfavorable changes in the price of the underlying instrument.

Each of these instruments involves exposure to fluctuations in price based on the value of the underlying commodity, instrument or index. Such exposure may be limited by offsetting asset or liability positions held by the Corporation. Exposure to credit risk would occur if a counterparty to a transaction failed to meet its obligation to settle a contract on a timely basis. This risk is managed by limiting positions and using strict credit controls when considering a counterparty.

The following table summarizes the notional or contractual amounts of the Corporation's outstanding off-balance sheet instruments at respective year ends.

(In millions)                                                      1993              1992
=========================================================================================
Interest rate:
   Futures and forward contracts                                $ 9,513           $17,905
   Swaps                                                         25,921            10,939
   Written options                                                5,718               920
Foreign exchange:
   Commitments to purchase foreign currencies and
    U.S. dollar exchange                                         48,909            53,913
   Swaps                                                         30,812            21,802
   Written options                                                9,591             8,910
Other - principally precious metals:
   Futures and forward contracts                                  7,757             3,331
   Swaps                                                            165                95
   Written options                                                  946               385
=========================================================================================

An estimate of the amount at risk can be calculated using the replacement cost, at current market rates, of all outstanding contracts in a gain position.
Based on this calculation, the Corporation estimates its risk of loss at year end 1993 and 1992 to be $528 million and $107 million, respectively, on interest rate contracts and $992 million and $1.896 billion, respectively, on foreign exchange and precious metal contracts.

17. TRANSACTIONS WITH RELATED PARTIES

The following is a summary of significant balances, in the aggregate, of transactions with related parties included in the Corporation's Consolidated Statements of Condition at respective year ends.

(In thousands)                                                     1993              1992
=========================================================================================
ASSETS:
   Interest-bearing deposits with banks                        $129,862          $ 45,977
   Securities available for sale                                 30,098                --
   Loans                                                         14,357            25,190
=========================================================================================
LIABILITIES:
   Deposits                                                    $395,418          $326,442
   Long-term debt                                                 8,885            46,030
=========================================================================================

At December 31, 1993, Mr. Edmond J. Safra, through Saban S.A. and two other entities, owned approximately 28.4% of the Corporation's outstanding Common Stock and, through Saban S.A., owned approximately 20.7% of Safra Republic's outstanding common shares.

18.  STOCKHOLDER'S EQUITY OF REPUBLIC NATIONAL BANK OF NEW YORK

A summary of changes in the stockholder's equity accounts of the Bank was as follows:

(In thousands)                                                      1993              1992
==========================================================================================
COMMON STOCK:
   Balance at beginning and end of year                       $  355,000        $  355,000
==========================================================================================
SURPLUS:
   Balance at beginning of year                               $1,160,661        $  960,220
     Capital contribution by parent                                   --           200,000
     Treasury stock transactions of affiliate                       (225)              441
- ------------------------------------------------------------------------------------------
   Balance at end of year                                     $1,160,436        $1,160,661
==========================================================================================
RETAINED EARNINGS:
   Balance at beginning of year                               $  390,918        $  353,680
     Net income                                                  255,716           177,886
     Dividends declared                                         (126,502)         (120,000)
     Foreign currency translation, net of taxes                   (9,586)          (21,014)
     Allowance for unrealized loss on marketable equity
       securities                                                  1,305               366
- ------------------------------------------------------------------------------------------
   Balance at end of year                                     $  511,851        $  390,918
==========================================================================================
NET UNREALIZED GAIN ON SECURITIES
   AVAILABLE FOR SALE, NET of TAXES:
   Balance at beginning of year                               $       --        $       --
     Unrealized gains                                            348,335                --
     Income tax expense                                         (136,751)               --
- ------------------------------------------------------------------------------------------
   Balance at end of year                                     $  211,584        $       --
==========================================================================================
TOTAL STOCKHOLDER'S EQUITY:
   Balance at beginning of year                               $1,906,579        $1,668,900
     Net changes during the year                                 332,292           237,679
- ------------------------------------------------------------------------------------------
   Balance at end of year                                     $2,238,871        $1,906,579
==========================================================================================

The Bank, as a national banking association, is subject to legal limitations on the amount of dividends that may be paid to the Corporation, the Bank's sole shareholder. The prior approval of the Comptroller of the Currency is required to the extent the total of all dividends to be declared and paid by a national bank in any calendar year exceeds net profits (as defined) for that year combined with its retained net profits for the two preceding calendar years, less any required transfers to surplus. Under this limitation, at December 31, 1993, the Bank may declare dividends without the prior approval of the Comptroller of the Currency of up to $187 million plus an additional amount equal the Bank's retained net profits for 1994 to the date of any dividend declaration.

The Federal Reserve Act limits extensions of credit to, or guarantees, acceptances or letters of credit issued on behalf of, affiliates by member banks and also requires that such transactions be secured by specific obligations. Such transactions, aggregated with certain other transactions with affiliates, are limited to 10% of the Bank's capital and surplus, as defined, to any one affiliate and to 20% of such amount to all such affiliates in the aggregate. Based upon these requirements, the Bank could have advanced, assuming adequate qualifying collateral was available, up to $247 million to the Corporation.

19. REPUBLIC NEW YORK CORPORATION (PARENT COMPANY ONLY)

Condensed Balance Sheets

                                                                              December 31,
                                                                 -------------------------
(In thousands)                                                          1993          1992
==========================================================================================
ASSETS
Deposits with subsidiary bank, principally interest-bearing      $   979,579    $1,624,955
Investment in bank subsidiaries                                    2,737,702     2,346,916
Investment in non-bank subsidiaries                                  656,624        67,525
Securities held to maturity                                           60,315       410,144
Securities available for sale                                        634,706            --
Investment in subordinated debt of subsidiary bank                   575,000       575,000
Advances to non-bank subsidiaries                                    369,275       264,055
Loans, net of unearned income                                          7,448         5,675
Dividends receivable from subsidiaries                                65,000        38,000
Other assets                                                          82,639       103,302
- ------------------------------------------------------------------------------------------
     Total assets                                                 $6,168,288    $5,435,572
==========================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Commercial paper                                                  $  881,741    $  720,308
Other liabilities                                                     73,325        77,085
Long-term debt (note 9)                                              200,000       250,000
Subordinated long-term debt and perpetual capital
  notes (note 9)                                                   2,266,000     2,124,750
Stockholders' equity (notes 10 and 12):
  Cumulative preferred stock, no par value                           556,425       556,425
  Common stock, $5 par value                                         263,516       260,951
  Surplus                                                            459,713       447,691
  Retained earnings                                                1,204,818       998,362
  Net unrealized gain on securities available
   for sale, net of taxes                                            262,750            --
- ------------------------------------------------------------------------------------------
     Total stockholders' equity                                    2,747,222     2,263,429
- ------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                   $6,168,288    $5,435,572
==========================================================================================

CONDENSED STATEMENTS OF INCOME

(In thousands)                                                          1993          1992           1991
=========================================================================================================
INCOME:
  Dividends from bank subsidiaries                               $   189,502   $   328,000    $   253,500
  Dividends from non-bank subsidiaries                                15,650        13,500             --
  Interest from subsidiaries                                          64,588        41,608         81,806
  Interest and dividend income                                        49,511        59,212         16,735
  Investment securities gains (losses), net                           (3,853)        9,399         (5,131)
  Other income (expense)                                              (5,347)          160           (168)
- ---------------------------------------------------------------------------------------------------------
     Total income                                                    310,051       451,879        346,742
- ---------------------------------------------------------------------------------------------------------
EXPENSES:
  Salaries and employee benefits                                      20,352        13,938         11,643
  Interest on long-term debt and commercial paper                    176,857       170,510        172,471
  Other expenses                                                      17,594        12,139          8,967
- ---------------------------------------------------------------------------------------------------------
     Total expenses                                                  214,803       196,587        193,081
- ---------------------------------------------------------------------------------------------------------
Income before income tax benefit and equity in
  undistributed net income of subsidiaries                            95,248       255,292        153,661
Applicable income tax benefit - current                               62,327        47,344         35,616
- ---------------------------------------------------------------------------------------------------------
INCOME BEFORE EQUITY IN UNDISTRIBUTED NET INCOME
  OF SUBSIDIARIES                                                    157,575       302,636        189,277
Equity in undistributed net income of subsidiaries*                  143,630       (43,753)        38,083
- ---------------------------------------------------------------------------------------------------------
NET INCOME                                                       $   301,205   $   258,883    $   227,360
=========================================================================================================

*Represents excess of dividends over net income in 1992.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)                                                                     1993         1992           1991
===================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                  $301,205     $258,883       $227,360
   Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in undistributed net income of subsidiaries*                      (143,630)      43,753        (38,083)
      Net (increase) decrease in dividends receivable from
       subsidiaries                                                             (27,000)      40,500        (16,500)
      Other, net                                                                 16,902      (55,903)        33,101
- -------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                 147,477      287,233        205,878
- -------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net decrease in interest-bearing deposits with banks                              --          385          2,188
   Net (increase) decrease in deposits with subsidiary bank                     645,376     (156,997)      (921,758)
   Cash contributions to bank and non-bank subsidiaries                        (591,800)    (200,100)            --
   Net (increase) decrease in short-term investments                           (281,659)    (169,760)       212,196
   Purchases of securities held to maturity                                          --           --       (137,533)
   Proceeds from maturities and sales of securities held to maturity                 --           --        124,535
   Net (increase) decrease in advances to subsidiaries                         (105,220)    (100,415)       102,799
   Net (increase) decrease in loans                                              (1,773)        (589)           913
   Investment in subordinated debt of subsidiary bank                                --     (525,000)       (50,000)
   Other, net                                                                    15,078      (18,615)        (6,363)
- -------------------------------------------------------------------------------------------------------------------
      Net cash (used) by investing activities                                  (319,998)  (1,171,091)      (673,023)
- -------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase (decrease) in commercial paper                                  161,433      196,261        (67,384)
   Proceeds from issuance of subordinated long-term debt                        250,000      750,000        550,000
   Repayment of subordinated long-term debt                                    (108,750)     (20,000)       (15,000)
   Repayment of long-term debt                                                  (50,000)     (49,354)       (87,756)
   Net proceeds from issuance of cumulative preferred stock                          --       96,660        168,675
   Repurchase of cumulative preferred stock                                          --         (500)       (25,000)
   Cash dividends paid                                                          (83,945)     (78,952)       (68,236)
   Other, net                                                                     3,783      (10,257)        11,846
- -------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                 172,521      883,858        467,145
- -------------------------------------------------------------------------------------------------------------------
      Cash at beginning and end of year                                       $      --     $     --       $     --
===================================================================================================================

*Represents excess of dividends over net income in 1992.

Republic New York Corporation

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

[KPMG PEAT MARWICK LETTERHEAD]

The Board of Directors and Stockholders
Republic New York Corporation:

We have audited the accompanying consolidated statements of condition of Republic New York Corporation as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1993, and the consolidated statements of condition of Republic National Bank of New York as of December 31, 1993 and 1992. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic New York Corporation at December 31, 1993 and 1992, and the results of their operations, and their cash flows for each of the years in the three year period ended December 31, 1993, and the consolidated financial position of Republic National Bank of New York at December 31, 1993 and 1992 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Corporation changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities at December 31, 1993. As discussed in Notes 1 and 11, the Corporation changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, Accounting for Income Taxes.


                                                         /s/ KPMG PEAT MARWICK
                                                         ---------------------
January 18, 1994

Republic New York Corporation

REPORT OF MANAGEMENT


FINANCIAL STATEMENTS

The accompanying consolidated financial statements and the related notes thereto have been prepared by the management of Republic New York Corporation (the "Corporation") in accordance with generally accepted accounting principles and, as such, include amounts, some of which are based on judgments and estimates by management. Management's Discussion and Analysis appearing elsewhere in this Annual Report is consistent with the content of the financial statements.

KPMG Peat Marwick have audited the accompanying consolidated financial statements of the Corporation and their report thereon is presented herein. Such report represents that all of the Corporation's consolidated financial statements, provided in the Annual Report, present fairly, in all material respects, its financial position and results of operations in conformity with generally accepted accounting principles.

INTERNAL CONTROL SYSTEM OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an effective internal control system over financial reporting presented in conformity with generally accepted accounting principles. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

The Audit Committee of the Board of Directors is composed of directors who are not officers or employees of the Corporation. The Audit Committee of the Board of Directors is responsible for ascertaining that the accounting policies employed by management are reasonable and that internal control systems are adequate. The Director of Internal Audit of the Corporation conducts audits and reviews of the Corporation's worldwide operations and reports directly to the Audit Committee of the Board of Directors. In addition, KPMG Peat Marwick, the Corporation's independent auditors, have direct, private access to the Audit Committee of the Board of Directors to discuss the results of their audits as well as other auditing and financial reporting matters they deem necessary.

There are inherent limitations in the effectiveness of any Internal control system, including the possibility of human error and the possible circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed the Corporation's internal control system over financial reporting presented in conformity with generally accepted accounting principles as of December 31, 1993. This assessment was based on criteria for effective Internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1993, the Corporation maintained an effective internal control system over financial reporting presented in conformity with generally accepted accounting principles.

COMPLIANCE WITH LAWS AND REGULATIONS

Management is also responsible for maintaining an effective system of internal control over compliance with federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders.

Management has assessed its compliance with the aforementioned laws and regulations. Based on this assessment, management believes that the insured depository subsidiaries, Republic National Bank of New York and Republic Bank for Savings, of Republic New York Corporation, complied, in all material respects, with such laws and regulations during the year ended December 31, 1993.

/s/ WALTER H. WEINER                    /s/ JOHN D. KABERLE, JR.
- --------------------                    ------------------------
Walter H. Weiner                        John D. Kaberle, Jr.
Chairman of the Board                   Executive Vice President and Comptroller


New York, New York
January 18, 1994

Republic New York Corporation

INDEPENDENT AUDITORS' REPORT ON MANAGEMENT'S
ASSERTIONS RELATED TO INTERNAL CONTROL

[KPMG PEAT MARWICK LETTERHEAD]

The Board of Directors
Republic New York Corporation

We have examined management's assertion, included in the accompanying Report of Management, that as of December 31, 1993, Republic New York Corporation maintained an effective system of internal control over financial reporting presented in conformity with generally accepted accounting principles.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control system over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control system, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control system, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control system to future periods are subject to the risk that the internal control system may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion referred to above is fairly stated, in all material respects, based on the criteria described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.


                                                      /s/ KPMG PEAT MARWICK
                                                      ---------------------

March 15, 1994

Republic New York Corporation

SELECTED FINANCIAL DATA - SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                               1993                                          1992
                                            ---------------------------------------   -------------------------------------------
(In thousands except per share data)          FOURTH     THIRD     SECOND     FIRST     Fourth      Third     Second        First
- ---------------------------------------------------------------------------------------------------------------------------------
Interest income                             $487,921  $481,572   $471,954  $491,479   $501,007   $507,816   $506,088     $523,681
Interest expense                             294,854   288,549    273,678   299,994    314,438    322,032    327,530      354,228
- ---------------------------------------------------------------------------------------------------------------------------------
Net interest income                          193,067   193,023    198,276   191,485    186,569    185,784    178,558      169,453
Provision for loan losses                     15,000    20,000     25,000    25,000     35,000     35,000     30,000       20,000
- ---------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
   for loan losses                           178,067   173,023    173,276   166,485    151,569    150,784    148,558      149,453
Other operating income                       111,338   108,200     94,958    80,976     87,569     85,241     67,200       62,237
Other operating expenses                     174,409   156,969    156,722   146,865    148,019    141,932    130,779      134,612
- ---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                   114,996   124,254    111,512   100,596     91,119     94,093     84,979       77,078
Income taxes                                  35,069    46,649     36,584    31,851     24,291     26,341     21,080       16,674
- ---------------------------------------------------------------------------------------------------------------------------------
Net income                                  $ 79,927  $ 77,605   $ 74,928  $ 68,745   $ 66,828   $ 67,752   $ 63,899     $ 60,404
=================================================================================================================================
Net income applicable to common
   stock                                    $ 72,792  $ 70,545   $ 67,873  $ 61,580   $ 59,616   $ 60,515   $ 56,376     $ 53,990
=================================================================================================================================
Net income per common share:
   Primary                                     $1.38     $1.34      $1.30     $1.18      $1.14      $1.16      $1.08        $1.04
   Fully diluted                                1.34      1.30       1.26      1.15       1.11       1.13       1.06         1.02
Average common shares outstanding:
   Primary                                    52,690    52,634     52,336    52,196     52,346     52,329     52,118       52,020
   Fully diluted                              56,525    56,506     56,201    56,052     56,181     56,145     55,924       55,828
=================================================================================================================================

Republic Bank for Savings

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                      December 31,
                                                                     -----------------------------
(Dollars in thousands)                                                     1993               1992
==================================================================================================
ASSETS
Cash and due from banks                                              $   33,562         $   62,969
Interest-bearing deposits with banks                                    256,377            461,817
Securities held to maturity (approximate market value
  of $947,972 in 1993 and $2,156,763 in 1992)                           921,741          2,051,415
Securities available for sale (approximate market value
  of $1,896,063 in 1993)                                              1,896,063                 --
- --------------------------------------------------------------------------------------------------
     Total investment securities                                      2,817,804          2,051,415
Federal funds sold                                                           --            150,000
Loans, net of unearned income                                         2,895,555          3,331,897
   Allowance for possible loan losses                                   (57,362)           (47,539)
- --------------------------------------------------------------------------------------------------
     Loans (net)                                                      2,838,193          3,284,358
Premises and equipment                                                   33,465             29,314
Accounts receivable and accrued interest                                 68,580             83,535
Other assets                                                            101,482             70,559
- --------------------------------------------------------------------------------------------------
     Total assets                                                    $6,149,463         $6,193,967
==================================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Noninterest-bearing deposits                                         $  345,807         $  311,222
Interest-bearing deposits                                             4,392,980          4,892,058
Mortgage escrow deposits                                                 37,676             38,029
- --------------------------------------------------------------------------------------------------
     Total deposits                                                   4,776,463          5,241,309
Securities sold under repurchase agreements                             579,376            362,616
Accounts payable and accrued expenses                                   303,797            151,099
Other liabilities                                                        12,154             12,051
Stockholder's equity:
   Common stock, $100 par value, 750,000 shares authorized
     and outstanding                                                     75,000             75,000
   Surplus                                                              255,423            255,423
   Retained earnings                                                    106,812             96,469
   Net unrealized gain on securities available for sale,
     net of taxes                                                        40,438                 --
- --------------------------------------------------------------------------------------------------
     Total stockholder's equity                                         477,673            426,892
- --------------------------------------------------------------------------------------------------
     Total liabilities and stockholder's equity                      $6,149,463         $6,193,967
==================================================================================================

Republic New York Corporation

CONSOLIDATED STATEMENTS OF INCOME

(In thousands except per share data)                                        1993       1992       1991        1990(1)     1989
==============================================================================================================================
INTEREST INCOME:
Interest and fees on loans                                            $  635,484 $  721,909 $  919,342  $1,115,943  $  895,994
Interest on deposits with banks                                          295,871    385,299    591,046     686,526     886,114
Interest and dividends on investment securities:
   Taxable                                                               847,022    807,611    637,919     511,769     342,382
   Exempt from federal income taxes                                       65,759     63,385     60,261      79,297      71,239
Interest on trading account assets                                        54,467     22,928      6,280       7,372       8,149
Interest on federal funds sold and securities purchased under
   resale agreements                                                      34,323     37,460     49,059     100,644     143,600
- ------------------------------------------------------------------------------------------------------------------------------
      Total interest income                                            1,932,926  2,038,592  2,263,907   2,501,551   2,347,478
- ------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on deposits                                                     689,234    804,906  1,205,989   1,457,600   1,535,593
Interest on short-term borrowings                                        197,769    234,249    258,010     366,748     202,434
Interest on long-term debt                                               270,072    279,073    218,662     219,879     252,585
- ------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                           1,157,075  1,318,228  1,682,661   2,044,227   1,990,612
- ------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                      775,851    720,364    581,246     457,324     356,866
Provision for loan losses                                                 85,000    120,000     62,000      40,000     209,000
- ------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                      690,851    600,364    519,246     417,324     147,866
- ------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
Income from precious metals                                               37,910     22,637     39,449      45,456      41,046
Foreign exchange trading income                                          111,572    102,571     81,351      77,347      55,076
Trading account profits and commissions                                   78,742     12,319     22,444      16,481      15,294
Investment securities gains, net                                           1,295     11,232      4,264       6,613       2,778
Net gain (loss) on loans sold or held for sale                              (843)    17,089      3,031      12,457      10,390
Commission income                                                         50,956     37,592     34,628      35,388      32,695
Equity in earnings of affiliate                                           59,463     45,220     41,083      34,703      30,558
Gain on sale of building ownership option                                     --         --         --          --      51,157
Other income                                                              56,377     53,587     45,183      42,139      39,189
- ------------------------------------------------------------------------------------------------------------------------------
      Total other operating income                                       395,472    302,247    271,433     270,584     278,183
- ------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING EXPENSES:
Salaries                                                                 203,759    180,318    166,107     158,605     136,588
Employee benefits                                                        143,748    113,813     97,568      87,476      60,669
Occupancy, net                                                            48,161     45,301     38,048      44,937      28,316
Other expenses                                                           239,297    215,910    201,210     173,565     144,426
- ------------------------------------------------------------------------------------------------------------------------------
      Total other operating expenses                                     634,965    555,342    502,933     464,583     369,999
- ------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                               451,358    347,269    287,746     223,325      56,050
Income taxes                                                             150,153     88,386     60,386      22,105      32,053
- ------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                              $301,205   $258,883   $227,360    $201,220     $23,997
==============================================================================================================================
NET INCOME APPLICABLE TO COMMON STOCK                                   $272,790   $230,497   $204,627    $180,177      $1,223
==============================================================================================================================
Net income per common share:
   Primary                                                                 $5.20      $4.42      $3.95       $3.62        $.03
   Fully diluted                                                            5.05       4.32       3.90        3.62         .03
Cash dividends declared per common share                                    1.08       1.00        .95         .88         .85
Average common shares outstanding
   Primary                                                                52,466     52,204     51,852      49,726      45,223
   Fully diluted                                                          56,321     56,020     54,292      49,726      45,223
==============================================================================================================================

(1) Includes the results of operations of Republic Bank for Savings, which was accounted for as a purchase, from May 2, 1990 the date of acquisition.

Republic New York Corporation

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                                                       December 31,
                                                                 ------------------------------------------------------------------
(In thousands)                                                          1993          1992         1991          1990          1989
===================================================================================================================================
ASSETS
Cash and due from banks                                          $   636,633   $   490,711  $   412,026   $   424,899   $   397,897
Interest-bearing deposits with banks                               5,346,647    10,562,885    8,776,578     7,129,174     8,175,016
Precious metals                                                    1,110,434       412,105      278,309       458,896       412,128
Securities held to maturity                                        1,992,847    12,011,358    9,666,692     7,642,680     5,638,065
Securities available for sale                                     12,956,946       320,113           --            --            --
- -----------------------------------------------------------------------------------------------------------------------------------
      Total investment securities                                 14,949,793    12,331,471    9,666,692     7,642,680     5,638,065
Trading account assets                                             1,182,093       702,479      268,950        98,148       323,448
Federal funds sold and securities purchased under resale
   agreements                                                      2,322,465     1,505,274       10,546     1,081,719       404,410
Loans, net of unearned income                                      9,508,558     8,007,457    8,568,958     9,004,859     6,580,389
   Allowance for possible loan losses                               (311,855)     (241,020)    (227,454)     (236,634)     (287,501)
- -----------------------------------------------------------------------------------------------------------------------------------
      Loans (net)                                                  9,196,703     7,766,437    8,341,504     8,768,225     6,292,888
Customers' liability on acceptances                                1,134,294     1,611,531    1,699,667     2,378,658     2,162,547
Premises and equipment                                               399,626       385,557      383,460       391,837       377,653
Accounts receivable and accrued interest                           2,117,879       571,648      607,520       568,210       638,038
Investment in affiliate                                              625,333       553,315      534,744       505,918       484,716
Other assets                                                         471,572       252,975      240,809       148,637       160,187
- -----------------------------------------------------------------------------------------------------------------------------------
      Total assets                                               $39,493,472   $37,146,388  $31,220,805   $29,597,001   $25,466,993
===================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Noninterest-bearing deposits:
   In domestic offices                                           $ 1,427,518   $ 1,236,451  $   953,321   $   959,906   $   890,473
   In foreign offices                                                135,251        79,262       95,446       151,409       100,575
Interest-bearing deposits:
   In domestic offices                                             8,724,797     9,164,704    8,971,780     9,572,343     7,400,930
   In foreign offices                                             12,513,684    10,621,770   10,362,355     9,303,156     8,132,824
- -----------------------------------------------------------------------------------------------------------------------------------
      Total deposits                                              22,801,250    21,102,187   20,382,902    19,986,814    16,524,802
Short-term borrowings                                              4,275,439     5,738,822    1,802,744     1,963,018     1,510,420
Acceptances outstanding                                            1,137,636     1,616,964    1,718,266     2,390,400     2,174,693
Accounts payable and accrued expenses                              2,873,903     1,096,163    1,546,412       601,303       859,773
Due to factored clients                                              614,549       559,211      493,644       499,454       403,760
Other liabilities                                                    188,658       136,191      158,817        56,849       100,296
Long-term debt                                                     2,582,875     2,502,497    1,718,882     1,551,687     1,831,498
Subordinated long-term debt and perpetual capital notes            2,271,940     2,130,924    1,401,543       864,526       689,782
Stockholders' equity:
   Preferred stock, no par value                                     556,425       556,425      456,925       309,425       309,425
   Common stock, $5 par value                                        263,516       260,951      260,227       172,027       151,107
   Surplus                                                           459,713       447,691      448,303       531,156       380,701
   Retained earnings                                               1,204,818       998,362      832,140       670,342       530,736
   Net unrealized gain on securities available for sale, net
      of taxes                                                       262,750            --           --            --            --
- -----------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                   2,747,222     2,263,429    1,997,595     1,682,950     1,371,969
- -----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                 $39,493,472   $37,146,388  $31,220,805   $29,597,001   $25,466,993
===================================================================================================================================

Republic New York Corporation

AVERAGE BALANCES, NET INTEREST DIFFERENTIAL, AVERAGE RATES EARNED AND PAID

YEAR ENDED DECEMBER 31,                                                               1993                               1992
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                      AVERAGE                            Average
                                                                         INTEREST     RATES                  Interest    Rates
                                                            AVERAGE      INCOME/      EARNED/   Average      Income/     Earned/
(Dollars in thousands)                                      BALANCE      EXPENSE      PAID      Balance      Expense     Paid
===============================================================================================================================
INTEREST-EARNING ASSETS:
  Interest-bearing deposits with banks                  $ 7,452,339  $  295,871      3.97%  $ 7,792,737  $  385,299       4.94%
  Investment securities:
    Taxable                                              13,190,788     847,022      6.42    11,147,315     807,611       7.24
    Exempt from federal income taxes(1)                     987,139      96,892      9.82       780,597      95,473      12.23
                                                         ----------------------              ----------------------
      Total investment securities                        14,177,927     943,914      6.66    11,927,912     903,084       7.57
  Trading account assets                                    969,986      54,467      5.62       489,312      22,928       4.69
  Federal funds sold and securities purchased
    under resale agreements                               1,069,247      34,323      3.21     1,020,232      37,460       3.67
  Loans, net of unearned income(2):
    Domestic offices(1)                                   6,422,421     483,474      7.53     6,307,949     529,570       8.40
    Foreign offices                                       2,468,138     152,357      6.17     2,424,483     192,694       7.95
                                                         ----------------------              ----------------------
      Total loans, net of unearned income                 8,890,559     635,831      7.15     8,732,432     722,264       8.27
                                                         ----------------------              ----------------------
      TOTAL INTEREST-EARNING ASSETS                      32,560,058  $1,964,406      6.03%   29,962,625  $2,071,035       6.91%
                                                                      ===================                 ====================
Cash and due from banks                                     587,551                             393,992
Other assets(3)                                           4,223,717                           3,310,653
                                                         ----------                          ----------
      TOTAL ASSETS                                      $37,371,326                         $33,667,270
                                                         ==========                          ==========

INTEREST-BEARING FUNDS:
    Consumer and other time deposits                    $ 8,274,344  $  253,012      3.06%  $ 8,147,281  $  329,904       4.05%
    Certificates of deposit                                 705,536      22,823      3.23       905,423      35,552       3.93
    Deposits in foreign offices                          10,680,094     413,399      3.87     8,530,175     439,450       5.15
                                                         ----------------------              ----------------------
      Total interest-bearing deposits                    19,659,974     689,234      3.51    17,582,879     804,906       4.58
    Short-term borrowings                                 5,380,459     197,769      3.68     5,522,013     234,249       4.24
    Total long-term debt                                  4,637,595     270,072      5.82     4,148,477     279,073       6.73
                                                         ----------------------              ----------------------
      TOTAL INTEREST-BEARING FUNDS                       29,678,028  $1,157,075      3.90%   27,253,369  $1,318,228       4.84%
                                                                      ===================                 ====================

Noninterest-bearing deposits:
    In domestic offices                                   1,189,192                             962,183
    In foreign offices                                      101,908                              88,974
Other liabilities                                         4,036,916                           3,196,603
STOCKHOLDERS' EQUITY:
    Preferred stock                                         556,425                             540,984
    Common stockholders' equity                           1,808,857                           1,625,157
                                                         ----------                          ----------
      Total stockholders' equity                          2,365,282                           2,166,141
                                                         ----------                          ----------
      Total liabilities and stockholders' equity        $37,371,326                         $33,667,270
                                                         ==========                          ==========

Interest income/earning assets                                       $1,964,406      6.03%               $2,071,035       6.91%
Interest expense/earning assets                                       1,157,075      3.55                 1,318,228       4.40
                                                                      -------------------                 --------------------
NET INTEREST DIFFERENTIAL                                            $  807,331      2.48%               $  752,807       2.51%
                                                                      ===================                 ====================

(1) Income has been adjusted to a fully-taxable equivalent basis. The rate used for this adjustment was approximately 44% in 1993 and 42% in all other years.
(2) Including non-accrual loans.
(3) Including allowance for possible loan losses.

Republic New York Corporation

AVERAGE BALANCES, NET INTEREST DIFFERENTIAL, AVERAGE RATES EARNED AND PAID

YEAR ENDED DECEMBER 31,                                                           1991                                      1990
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               Average                                     Average
                                                                    Interest   Rates                      Interest         Rates
                                                  Average           Income/    Earned/      Average       Income/          Earned/
(Dollars in thousands)                            Balance           Expense    Paid         Balance       Expense          Paid
====================================================================================================================================
INTEREST-EARNING ASSETS:
  Interest-bearing deposits with banks            $ 8,558,149    $  591,046      6.91%    $ 8,030,285   $  686,526          8.55%
  Investment securities:
    Taxable                                         7,178,784       637,919      8.89       5,435,151      511,769          9.42
    Exempt from federal income taxes(1)               713,579        91,904     12.88         959,569      119,782         12.48
                                                   ------------------------                -----------------------
      Total investment securities                   7,892,363       729,823      9.25       6,394,720      631,551          9.88
  Trading account assets                              132,122         6,280      4.75          94,978        7,372          7.76
  Federal funds sold and securities purchased
    under resale agreements                           819,697        49,059      5.99       1,246,926      100,644          8.07
  Loans, net of unearned income(2):
    Domestic offices(1)                             6,906,899       653,183      9.46       7,782,696      790,271         10.15
    Foreign offices                                 2,716,498       266,564      9.81       2,820,683      326,116         11.56
                                                   ------------------------                -----------------------
      Total loans, net of unearned income           9,623,397       919,747      9.56      10,603,379    1,116,387         10.53
                                                   ------------------------                -----------------------
      TOTAL INTEREST-EARNING ASSETS                27,025,728    $2,295,955      8.50%     26,370,288   $2,542,480          9.64%
                                                                  ===================                    =======================
Cash and due from banks                               339,478                                 349,304
Other assets(3)                                     3,749,075                               4,138,431
                                                   ----------                              ----------
      TOTAL ASSETS                                $31,114,281                             $30,858,023
                                                   ==========                              ==========

INTEREST-BEARING FUNDS:
    Consumer and other time deposits              $ 7,883,143    $  481,274      6.11%    $ 6,905,784   $  498,923          7.22%
    Certificates of deposit                         1,443,330        88,589      6.14       1,991,784      153,980          7.73
    Deposits in foreign offices                     9,095,280       636,126      6.99       9,583,018      804,697          8.40
                                                   ------------------------                -----------------------
      Total interest-bearing deposits              18,421,753     1,205,989      6.55      18,480,586    1,457,600          7.89
    Short-term borrowings                           4,080,232       258,010      6.32       4,084,885      366,748          8.98
    Total long-term debt                            2,562,166       218,662      8.53       2,389,401      219,879          9.20
                                                   ------------------------                -----------------------
      TOTAL INTEREST-BEARING FUNDS                 25,064,151    $1,682,661      6.71%     24,954,872   $2,044,227          8.19%
                                                                  ===================                    =======================

Noninterest-bearing deposits:
    In domestic offices                               867,493                                 834,812
    In foreign offices                                124,640                                  94,559
Other liabilities                                   3,213,840                               3,421,980
STOCKHOLDERS' EQUITY:
    Preferred stock                                   403,260                                 309,425
    Common stockholders' equity                     1,440,897                               1,242,375
                                                   ----------                              ----------
      Total stockholders' equity                    1,844,157                               1,551,800
                                                   ----------                              ----------
      Total liabilities and stockholders' equity  $31,114,281                             $30,858,023
                                                   ==========                              ==========

Interest income/earning assets                                   $2,295,955      8.50%                  $2,542,480          9.64%
Interest expense/earning assets                                   1,682,661      6.23                    2,044,227          7.75
                                                                  -------------------                    -----------------------
NET INTEREST DIFFERENTIAL                                        $  613,294      2.27%                  $  498,253          1.89%
                                                                  ===================                    =======================






YEAR ENDED DECEMBER 31,                                                                 1989
- -----------------------------------------------------------------------------------------------
                                                                                        Average
                                                                           Interest     Rates
                                                            Average        Income/      Earned/
(Dollars in thousands)                                      Balance        Expense      Paid
===============================================================================================
INTEREST-EARNING ASSETS:
  Interest-bearing deposits with banks                  $ 9,141,358     $  886,114       9.69%
  Investment securities:
    Taxable                                               3,633,231        342,382       9.42
    Exempt from federal income taxes(1)                     834,157        107,316      12.87
                                                         -------------------------
      Total investment securities                         4,467,388        449,698      10.07
  Trading account assets                                    177,675          8,149       4.59
  Federal funds sold and securities purchased
    under resale agreements                               1,542,265        143,600       9.31
  Loans, net of unearned income(2):
    Domestic offices(1)                                   6,130,598        650,157      10.61
    Foreign offices                                       2,235,963        246,324      11.02
                                                         -------------------------
      Total loans, net of unearned income                 8,366,561        896,481      10.72
                                                         -------------------------
      TOTAL INTEREST-EARNING ASSETS                      23,695,247     $2,384,042      10.06%
                                                                         ====================
Cash and due from banks                                     351,901
Other assets(3)                                           3,867,461
                                                         ----------
      TOTAL ASSETS                                      $27,914,609
                                                         ==========

INTEREST-BEARING FUNDS:
    Consumer and other time deposits                    $ 5,360,446     $  421,917       7.87%
    Certificates of deposit                               2,266,775        191,184       8.43
    Deposits in foreign offices                           9,789,883        922,492       9.42
                                                         -------------------------
      Total interest-bearing deposits                    17,417,104      1,535,593       8.82
    Short-term borrowings                                 2,270,187        202,434       8.92
    Total long-term debt                                  2,641,185        252,585       9.56
                                                         -------------------------
      TOTAL INTEREST-BEARING FUNDS                       22,328,476     $1,990,612       8.92%
                                                                         ====================

Noninterest-bearing deposits:
    In domestic offices                                     753,897
    In foreign offices                                       94,586
Other liabilities                                         3,323,189
STOCKHOLDERS' EQUITY:
    Preferred stock                                         309,425
    Common stockholders' equity                           1,105,036
                                                         ----------
      Total stockholders' equity                          1,414,461
                                                         ----------
      Total liabilities and stockholders' equity        $27,914,609
                                                         ==========

Interest income/earning assets                                          $2,384,042      10.06%
Interest expense/earning assets                                          1,990,612       8.40
                                                                         --------------------
NET INTEREST DIFFERENTIAL                                               $  393,430       1.66%
                                                                         ====================

                                              Appendix A
             REPUBLIC NEW YORK CORPORATION
           1993 Annual Report to Stockholders
      Graphic and Image Material Cross-Reference Index


                                Information Conveyed by
Omitted Graphic Image           Omitted Graphic Image
- ---------------------           -----------------------
Graphs:
- ------
Net Interest Income             See "Average Balances, Net
(Interest  Income; Interest     Interest Rate Differential,
Expense; Net Interest Income).  Average Rates Earned and Paid"
Omitted from page 29.           on pages 84 and 85.


Net Interest Rate Differential  See "Average Balances, Net
(Rate on Interest-Earning       Interest Rate Differential,
Assets; Rate on Interest-       Average Rates Earned and Paid"
Bearing Funds; Net Interest     on pages 84 and 85.
Differential).  Omitted
from page 30.

Loan Loss Recoveries.           See "Allowances for Possible
Omitted from page 30.           Loan Losses" on page 42.

Net Income Applicable to        See "Consolidated Statements of
Common Stock.  Omitted          Income" on page 82.
from page 34.

Average Deposits                See "Average Balances, Net Interest
(Consumer and Other Time        Rate Differential, Average Rates
Deposits; Certificates of       Earned and Paid" on pages 84 and
Deposit; Interest-Bearing       85.
Deposits in Foreign Offices;
Noninterest-Bearing Deposits).
Omitted from page 35.

Average Interest-Earning        See "Average Balances, Net Interest
Assets.  Omitted from           Rate Differential, Average Rates
page 38.                        Earned and Paid" on pages 84 and
                                85.

Average Interest-Earning        See "Average Balances, Net Interest
Assets (Loans, Net of           Rate Differential, Average Rates
Unearned Income; Federal        Earned and Paid" on pages 84 and
Funds Sold; Investment          85.
Securities/Trading Account
Assets; Interest-Bearing
Deposits with Banks).
Omitted from page 40.


Allowance for Possible Loan     See "Allowance for Possible Loan
Losses (Allowance for           Losses" on pages 42 and 43.
Possible Loan Losses as a
Percentage of Year End Loans,
Net of Unearned Income; Year
End Allowance for Possible
Loan Losses).  Omitted from
page 42.

Earnings and Dividends Per      See "Consolidated Statements of
Common Share (Net Income        Income" on page 82.
Per Common Share Fully
Diluted; Cash Dividends
Declared Per Common Share).
Omitted from page 47.

Book Value Per Common Share     The book value per common share  at
at Year End.  Omitted from      year end was $23.44 for 1989,
page 49.                        $26.61 for 1990, $29.60 for 1991,
                                $32.71 for 1992 and $41.57 for
                                1993.