Form 10-K, Exhibit 13
REPUBLIC NEW YORK CORP
filed 1995-03-31
CIK 83246

EXHIBIT 13

          [LOGO]
REPUBLIC NEW YORK CORPORATION
       Annual Report
           1994


Republic New York Corporation
---------------------------------------------------------------------
Financial Section



Contents
-------------------------------------------------------------------------------------------------
Republic New York Corporation Introduction to Management's Discussion and Analysis             28

Republic New York Corporation Management's Discussion and Analysis                             29

Republic New York Corporation Consolidated Statements of Condition                             53

Republic New York Corporation Consolidated Statements of Income                                54

Republic New York Corporation Consolidated Statements of Changes in Stockholders' Equity       55

Republic New York Corporation Consolidated Statements of Cash Flows                            56

Republic National Bank of New York Consolidated Statements of Condition                        57

Republic New York Corporation Notes to Consolidated Financial Statements                       58

Republic New York Corporation Independent Auditors' Report on Financial Statements             85

Republic New York Corporation Report of Management                                             86

Republic New York Corporation Independent Auditors' Report on Management's Assertions
Related to Internal Controls Over Financial Reporting                                          87

Republic New York Corporation Selected Financial Data                                          88


Republic New York Corporation
---------------------------------------------------------------------
Introduction to Management's Discussion and Analysis


The following summary of Management's Discussion and Analysis highlights the principal activities of Republic New York Corporation (the
"Corporation") during 1994. The Corporation had another record year in 1994, reporting net income and earnings per share that were the highest in its history.

Net income was $340.0 million in 1994 compared to $301.2 million and $258.9 million in 1993 and 1992, respectively. Fully diluted earnings per share increased to $5.61 in 1994, or 11.1%, above the $5.05 earned in 1993.

The Corporation's risk-based capital ratios, which include the risk-weighted assets and capital of Safra Republic Holdings S.A. ("Safra
Republic"), were 16.17% for Tier 1 capital and 27.49% for total capital at December 31, 1994. These ratios substantially exceed the regulatory minimums for bank holding companies of 4% for Tier 1 capital and 8% for total capital.

Total average interest-earning assets were $33.4 billion in 1994, with approximately 50% invested in securities of the United States Government and its agencies and interest-bearing deposits with banks. Average loans in domestic offices of $6.6 billion represented approximately 20% of average interest-earning assets in 1994. Average loans in foreign offices increased to $3.3 billion, representing approximately 10% of total average interest-earning assets in 1994.

Non-accrual loans declined to $58.1 million at year end 1994, or 0.65% of total loans outstanding, as the credit quality of the loan portfolio improved. Non-accrual loans declined to the lowest year end level since
1986. At December 31, 1994, the allowance for possible loan losses was $319.2 million, or 3.58% of loans outstanding and 549% of non-performing loans.

Income from trading activities was $169.3 million in 1994, compared to $228.2 million in 1993. A decline in derivative products activity and foreign exchange trading income was partially offset by higher levels of precious metals income, including the contribution from Republic Mase
Limited ("Republic Mase").

Earnings from Safra Republic, the Corporation's 48.8% owned
European-based international private banking group, were $77.4 million in 1994, an increase of 30.1% over 1993.

The Corporation's returns on average total assets and average common stockholders' equity, based on net income applicable to common stock, were .74% and 15.20%, respectively in 1994.

Republic New York Corporation
---------------------------------------------------------------------
Management's Discussion and Analysis


Results of Operations

The following table presents condensed consolidated statements of income for the Corporation for each of the years in the three-year period ended
December 31, 1994. The results of Republic Mase, which was acquired on December 31, 1993 and accounted for as a purchase, are included from the date of acquisition. These statements differ from the Corporation's consolidated financial statements presented elsewhere in this Report in that net interest income is presented on a fully-taxable equivalent basis. The tax equivalent adjustment, related to certain tax exempt instruments, permits all interest income and net interest income to be analyzed on a comparable basis. The rates used for this adjustment, which is reflected throughout this section, are 44% in 1994 and 1993 and 42% in 1992.


                                         Increase (Decrease)                Increase (Decrease)
                                         -------------------                -------------------
(Dollars in thousands)            1994      Amount        %          1993       Amount       %            1992
--------------------------------------------------------------------------------------------------------------
Interest income             $2,208,821    $244,415     12.4    $1,964,406    $(106,629)    (5.1)    $2,071,035
Interest expense             1,326,855     169,780     14.7     1,157,075     (161,153)   (12.2)     1,318,228
--------------------------------------------------             -----------------------              ----------
Net interest income            881,966      74,635      9.2       807,331       54,524      7.2        752,807
Provision for loan losses       19,000     (66,000)   (77.6)       85,000      (35,000)   (29.2)       120,000
--------------------------------------------------             -----------------------              ----------
Net interest income after
  provision for loan
  losses                       862,966     140,635     19.5       722,331       89,524     14.1        632,807
Other operating income         386,368      (9,104)    (2.3)      395,472       93,225     30.8        302,247
Other operating expenses       721,476      86,511     13.6       634,965       79,623     14.3        555,342
--------------------------------------------------               ---------------------               ---------
Income before income
  taxes                        527,858      45,020      9.3       482,838      103,126     27.2        379,712
--------------------------------------------------               ---------------------               ---------
Income taxes                   152,358       2,205      1.5       150,153       61,767     69.9         88,386
Tax equivalent
  adjustment                    35,492       4,012     12.7        31,480         (963)    (3.0)        32,443
--------------------------------------------------               ---------------------               ---------
Total applicable income
  taxes                        187,850       6,217      3.4       181,633       60,804     50.3        120,829
--------------------------------------------------               ---------------------               ---------
Net income                  $  340,008    $ 38,803     12.9    $  301,205     $ 42,322     16.3      $ 258,883
--------------------------------------------------------------------------------------------------------------
Net income applicable to
  common stock              $  305,598    $ 32,808     12.0     $ 272,790     $ 42,293     18.3     $  230,497
--------------------------------------------------------------------------------------------------------------


Net Interest Income

[Graph omitted]

Net interest income increased $74.7 million, or 9.2%, to $882.0 million in 1994, compared to $807.3 million in 1993. This increase was due to yields on interest-earning assets rising faster than the cost of interest-bearing funds during the year. Average interest-earning assets rose to $33.4 billion, from $32.6 billion in 1993. The net interest rate differential rose to 2.64% in 1994, compared to 2.48% in 1993. Net interest income in 1994 included $6.3 million attributable to converting the financial reporting of the Corporation's Hong Kong and Singapore operations to a current basis in the fourth quarter. These operations had been reporting on a one-month delay basis. Also included in 1994 net interest income is $5.0 million of prepayment penalties resulting from the refinancing of certain commercial loans.

The Corporation also took significant steps during 1994 to fix the cost of its liabilities over a five-year time horizon through a program which included purchasing pay-fixed swaps and caps with a notional value of $3.4 billion and final maturities ranging from 1996 to 1999. Interest-bearing liabilities with longer term maturities were also raised. A portion of the long-term U.S. Government securities portfo-lio with a face value of $3.4 billion was sold, primarily during the second quarter, and replaced with shorter term interest-earning assets.

[Graph omitted]

The reduction in net interest margin resulting from this program has been partially offset by earnings attributable to the increased margin from retail funds that have not increased in cost as rapidly as market rates have risen. The Corporation believes that as a result of the actions taken, net interest income is substantially insulated against changes in the level of interest rates.

During the second half of 1994, the Corporation benefited from the improving economic trends in Brazil by increasing the level of short-term investments in its financial markets. This incremental investment averaged approximately $120 million for 1994 and $300 million in the fourth quarter and contributed approximately 2.0% of interest income for the year. The Brazilian economy has been extremely volatile over the past decade. Currently, the underlying fundamentals of the Brazilian economy appear sound. However, problems facing other developing countries may have a detrimental effect on the Brazilian economy. If the Corporation were to decrease its exposure to Brazil, similar spreads probably could not be realized elsewhere. In addition, if the overall credit outlook for Brazil continues to improve, the spreads available on the Corporation's investments may decrease. For additional information related to the Corporation's cross-border net outstandings to Brazil see "Asset Management Cross-border Outstandings" in this section.

At year end 1994 and 1993, the gross notional amount of off-balance-sheet contracts used in asset and liability management was approximately $9.5 billion and $8.7 billion, respectively. The market value of these off-balance-sheet contracts was a gain of approximately $63 million at year end 1994. At December 31, 1994, the net effect of these hedging transactions was to decrease the net interest rate dif-ferential by 2 basis points, compared to a decrease of 18 basis points at year end 1993.

Net interest income increased $54.5 million, or 7%, to $807.3 million in 1993, compared to $752.8 million in 1992. Average interest-earning assets rose to $32.6 billion, or 9% above the $30.0 billion in 1992. The increase in average interest-earning assets was primarily in investment securities of U.S. Government agencies and trading account assets. During 1993, the Corporation invested in U.S. Government agency mortgage-backed securities, which represented 29% of average interest-earning assets, compared to 24% in 1992. Total average interest-bearing funds in 1993 included a $2.1 billion increase in interest-bearing deposits in foreign offices.

The net interest rate differential was 2.48% in 1993 and 2.51% in 1992. The primary factors that affected the rate differential in 1993 were the Corporation's actions to fix the rates on a portion of its lia-bilities that extended into 1994 and 1995, the addition of higher levels of matched maturity deposits and assets at narrower spreads and the declining yields obtained on reinvestment of scheduled and unscheduled principal payments on mortgage loans and mortgage-backed securities.

The "Selected Financial Data" section of this Report contains information on the Corporation's average asset and liability structure and rates earned and paid in each of the years in the five-year period ended December 31, 1994.

The following table presents changes in the levels of interest income and interest expense attributable to changes in volume or rate.
Changes not solely due to volume or rate are allocated to volume.

                                                                                     Increase (Decrease)
                                   ---------------------------------------------------------------------
                                                      1994 vs. 1993                        1993 vs. 1992
                                   --------------------------------   ----------------------------------
                                    Average     Average                 Average     Average
(In thousands)                       Volume        Rate       Total      Volume        Rate        Total
--------------------------------------------------------------------------------------------------------
Interest income from:
  Interest-bearing deposits with
    banks                          $ 22,288     $ 96,135   $118,423   $ (13,838)   $ (75,590)  $ (89,428)
  Taxable securities                (89,997)     114,760     24,763     130,819      (91,408)     39,411
  Securities exempt from federal
    income taxes                     19,332       (3,949)    15,383      20,231      (18,812)      1,419
  Trading account assets              2,530       (1,261)     1,269      26,988        4,551      31,539
  Federal funds sold and securities
    purchased under resale
    agreement                        14,290        9,302     23,592       1,556       (4,693)     (3,137)
  Loans, net of unearned income:
    Domestic offices                 13,942        2,569     16,511       8,783      (54,879)    (46,096)
    Foreign offices                  48,917       (4,443)    44,474       2,819      (43,156)    (40,337)
--------------------------------------------------------------------------------------------------------
      Total interest on loans        62,859       (1,874)    60,985      11,602      (98,035)    (86,433)
--------------------------------------------------------------------------------------------------------
      Total interest income          31,302      213,113    244,415     177,358     (283,987)   (106,629)
--------------------------------------------------------------------------------------------------------
Interest expense on:
  Consumer and other time
    deposits                        (10,189)       3,310     (6,879)      3,766      (80,658)    (76,892)
  Certificates of deposit            (3,694)       7,196      3,502      (6,391)      (6,338)    (12,729)
  Deposits in foreign offices        63,968       77,965    141,933      83,135     (109,186)    (26,051)
  Trading account liabilities        (4,662)       6,699      2,037       5,621         (456)      5,165
  Short-term borrowings              12,963        5,760     18,723     (11,178)     (30,467)    (41,645)
  Total long-term debt               16,029       (5,565)    10,464      28,750      (37,751)     (9,001)
--------------------------------------------------------------------------------------------------------
      Total interest expense         74,415       95,365    169,780     103,703     (264,856)   (161,153)
--------------------------------------------------------------------------------------------------------
Change in net interest income      $(43,113)    $117,748   $ 74,635    $ 73,655    $ (19,131)  $  54,524
--------------------------------------------------------------------------------------------------------

Provision for Loan Losses

[Graph omitted]

The Corporation determines its provision for loan losses based on factors such as past loan loss experience, the composition of the loan portfolio and other contracts which create potential credit exposure and prevailing worldwide economic conditions. The provision for loan losses declined to $19 million in 1994, compared to $85 million in 1993 and $120 million in 1992. Continued economic improvement in domestic and foreign markets contributed to an enhancement in the credit quality of the loan portfolio and a declining level of non-performing loans and net charge-offs.

Net charge-offs were $11.4 million in 1994, compared to $13.3 million in 1993. The allowance for possible loan losses was $319.2 million at year end 1994, or 3.58% of loans outstanding, net of unearned income, an increase of $7.3 million from the $311.9 million at year end 1993. The allowance for possible loan losses was $241.0 million at year end 1992.

Other Operating Income

The following table presents the principal categories of other operating income and the increase (decrease) for each of the years in the three-year period ended December 31, 1994.

                                                 Increase (Decrease)              Increase (Decrease)
                                                 -------------------              -------------------
(Dollars in thousands)                   1994    Amount       %         1993      Amount        %        1992
-------------------------------------------------------------------------------------------------------------
Trading income:
Income from precious metals          $ 50,930  $ 13,020     34.3     $ 37,910   $ 15,273     67.5    $  22,637
Foreign exchange trading income        91,028   (20,544)   (18.4)     111,572      9,001      8.8      102,571
Trading account profits and
  commissions                          27,357   (51,385)   (65.3)      78,742     66,423        *       12,319
-------------------------------------------------------              -------------------              --------
    Total trading income              169,315   (58,909)   (25.8)     228,224     90,697     65.9      137,527
Investment securities gains, net       14,971    13,676        *        1,295     (9,937)   (88.5)      11,232
Net gain (loss) on loans sold or
  held for sale                         1,763     2,606        *         (843)   (17,932)  (104.9)      17,089
Commission income                      57,297     6,341     12.4       50,956     13,364     35.6       37,592
Equity in earnings of affiliate        77,376    17,913     30.1       59,463     14,243     31.5       45,220
Other income                           65,646     9,269     16.4       56,377      2,790      5.2       53,587
-------------------------------------------------------              -------------------              --------
    Total other operating income     $386,368  $ (9,104)    (2.3)    $395,472   $ 93,225     30.8     $302,247

*Exceeds 200

Income from precious metals is derived from the Corporation's activities as a dealer in gold and silver bullion and coins sold to commercial and industrial users and investors as well as its trading and arbitrage activities in the precious metals markets. Income from precious metals increased to $50.9 million in 1994 as compared to $37.9 million in 1993 and $22.6 million in 1992. The improvement in each of the last three years reflects increased price volatility and volume in the precious metals markets. In addition, arbitrage activity, as opposed to trading, contributed a substantial portion of income from precious metals. Precious metals results in 1994 also reflect the contribution made from a full year of operations attributable to Republic Mase and its expanded customer base.

Republic Mase has operations in London, Sydney and Hong Kong that engage in global wholesale trading in gold, silver, platinum and palladium and also engages in production and inventory financing. Republic is one of the five members of the London Gold Fixing.

Foreign exchange trading income is derived from trading and market-making activities in foreign currencies, transactions that service the needs of the Corporation's customers, including other banks and corporations, and dealings in banknotes, principally in New York, London, and locations in the Far East. Foreign exchange trading income was $91.0 million in 1994, which declined from the record level of $111.6 million experienced in 1993. The growth in the global demand for banknotes and turbulence in European and Latin American currency markets had a favorable impact on this income in 1994; however, this improvement was offset by lower levels of income from market-making activities.

Trading account profits and commissions consist of income from trading derivative products and dealing in international debt securities. The Corporation's derivative products group acts as principal in trading interest rate and currency swaps and options on these products, as well as products related to the performance of various indices. This group operates in New York, London and Hong Kong. The group's activities in 1994 generated trading revenues of $14.9 million, compared to $48.8 million in 1993 when the group began operations. The Corporation's strategy includes providing financial services to meet the changing needs of its customers. The level of activity and revenues related to off-balance-sheet activities was lower in 1994 than in 1993. This decline was attributable primarily to lower levels of customer activity in foreign exchange and derivative products reflecting generally reduced activity in global markets due to the high level of market uncertainty that existed during 1994. For additional information related to derivative instruments see Notes 4,16 and 17 of "Notes to Consolidated Statements".

Trading account profits and commissions also includes the results of dealing in fixed and variable rate debt securities denominated in all major currencies with large financial institutions, including investment banks, multinational organizations and high net worth individuals, as well as dealing in other financial market instruments such as forward rate agreements, principally through the Corporation's London
Eurobond trading subsidiary.

The Corporation realized net investment securities gains of $15.0 million in 1994, $1.3 million in 1993 and $11.2 million in 1992. Included in 1994 earnings were gains of $52.0 million realized on the sale of Argentine equities acquired in a 1990 debt-for-equity swap and gains of $26.9 million realized on the sale of all of the securities received in connection with Brazil's debt restructuring. Also included in 1994 were net losses of $63.9 million, which were incurred primarily as a result of the disposition of securities sold as part of the Corporation's asset-liability management program. The net gains in 1992 were attributable to maturities, calls and mandatory redemptions as well as sales made as a result of changes in the credit worthiness of the obligor during the year. The proceeds from securities sold were reinvested in other high quality interest-earning assets.

Net gains on loans sold or held for sale were $1.8 million in 1994, compared to net losses of $.8 million in 1993 and net gains of $17.1 million in 1992. The net gains in 1994 resulted from the sale of loans of domestic, foreign and restructuring country obligors. The net gains in 1992 were attributable primarily to the sale of foreign currency denominated Argentine loans which had been designated as held for sale due to the inability to exchange these obligations for foreign currency denominated bonds.

Commission income amounted to $57.3 million in 1994, compared to $51.0 million in 1993 and $37.6 million in 1992. Commission income included fees for the issuance of letters of credit and the creation of acceptances of $18.9 million in 1994, $18.0 million in 1993 and $19.0 million in 1992. Higher levels of commissions and other fee income were earned from increased business activities in the securities brokerage subsidiary and amounted to $6.2 million in 1994, compared to $4.6 million in 1993. Commission income also includes fees for the collection and transfer of funds.

Fees earned from the newly-established full-service brokerage and investment management activities contributed to a significant portion of the increase in commission income between 1993 and 1992. Fees for the issuance of letters of credit and the creation of acceptances were also a major source of this income in 1993 and 1992 but with the additional revenues generated during 1993 by newly-established activities, these fees represented a smaller percentage of total commission income in 1993 than in 1992.

Equity in earnings of affiliate was $77.4 million in 1994, compared to $59.5 million in 1993 and $45.2 million in 1992. This income represents the Corporation's share of the earnings of Safra Republic.

The following table presents summary information for Safra Republic for each of the last three years.

(In thousands except per share data)                        1994           1993           1992
----------------------------------------------------------------------------------------------
At December 31:
Total assets                                         $12,510,242    $11,349,966    $10,351,859
Interest-bearing deposits with banks                   5,232,408      3,660,414      3,759,581
Loans, net of unearned income                          1,306,545      1,128,746      1,101,451
Allowance for possible loan losses                       124,774        102,204         52,376
Non-performing loans                                      13,454         23,190         48,777
Total deposits                                         9,363,840      7,344,562      6,897,172
Total shareholders' equity                             1,246,353      1,280,755      1,131,747

For the year:
Net interest income                                  $   224,478    $   221,188    $   189,268
Provision for loan losses                                 12,000         80,987         62,325
Other operating income                                    91,376        114,400         84,776
Other operating expenses                                 136,044        124,887        116,635
Net income                                               158,575        121,595         92,466
Earnings per common share                                   8.94           6.87           5.22
Average common shares outstanding                         17,738         17,703         17,709
----------------------------------------------------------------------------------------------

For additional information on Safra Republic and its relationship with the Corporation see Note 7 of "Notes to Consolidated Financial Statements".

Other income in 1994 was $65.6 million, including a $2.4 million gain on the early extinguishment of $79.9 million principal amount of long-term debt. Other income in 1993 was $56.4 million, after deducting a $4.0 million loss on the early extinguishment of $234 million principal amount of long-term debt. Excluding the effect of the debt extinguishments, other income increased 5% in 1994 and 13% in 1993 over the respective prior year. Other income consists of service charges on deposit accounts, trust department income, other income from factoring activities, fees for precious metals storage and correspondent securities clearing fees. Included in 1992 are penalty fees charged on the prepayment of commercial mortgages and the receipt of a one-time fee of $3.2 million related to a lease termination payment.

Other Operating Expenses

The following table presents the principal categories of other operating expenses for each of the years in the three-year period ended December 31, 1994.

                                                Increase (Decrease)            Increase (Decrease)
                                                -------------------            -------------------
(Dollars in thousands)                   1994     Amount       %        1993     Amount       %         1992
------------------------------------------------------------------------------------------------------------
Salaries and employee benefits       $395,533    $48,026    13.8    $347,507    $53,376    18.1     $294,131
Occupancy, net                         55,425      7,264    15.1      48,161      2,860     6.3       45,301
Other expenses                        270,518     31,221    13.0     239,297     23,387    10.8      215,910
--------------------------------------------------------            -------------------             --------
   Total other operating expenses    $721,476    $86,511    13.6    $634,965    $79,623    14.3     $555,342
------------------------------------------------------------------------------------------------------------

Total operating expenses in 1994 were $721.5 million and included a one-time restructuring charge of $17.0 million. The restructuring charge was the result of a management decision to de-emphasize certain business activities including activities of Republic New York Securities Corporation, the Corporation's securities subsidiary. In addition, in the fourth quarter of 1994, the Corporation converted its financial reporting in Hong Kong and Singapore to a current basis. The conversion resulted in a one-time increase to 1994 expenses of $3.0 million. Other increases in total operating expenses in 1994 are attributable primarily to the Corporation's expansion into new business areas during the year. This expansion reflects a full year of operating expenses related to the acquisitions of Republic Mase, SafraCorp California and Bank Leumi Le Israel (Canada), as well as the addition of staff in trading, domestic private banking and various support areas.

Total operating expenses increased to $635.0 million in 1993 from $555.3 million in 1992. Of this increase, approximately $50.0 million was associated with investments in new businesses, including full service brokerage, derivative products, investment management and retail branch expansion in the New York metropolitan area, Florida and California, as well as growth in consumer lending, primarily residential mortgages and credit card operations.

Salaries and employee benefits were $395.5 million in 1994, $347.5 million in 1993 and $294.1 million in 1992. Excluding $14.8 million of salaries and employee benefits related to the 1994 restructuring charge, year to year, these expenses increased 10% in 1994 and 18% in 1993. Increased levels of staff in new businesses contributed to higher salary expense in 1994. Employee benefits expenses declined in 1994 from 1993, as increased costs for medical, pension and payroll taxes were offset by lower incentive-based compensation. The 1993 increase in staff expense was attributable to additions to staff in the trading and investment management areas and to higher levels of incentive-based compensation resulting primarily from increased revenues earned in trading areas.

Occupancy costs were $55.4 million in 1994, compared to $48.2 million in 1993 and $45.3 million in 1992. The 1994 increase is primarily attributable to the new business areas mentioned above and additional costs incurred for home office expansion. The increase in 1993 was primarily due to the additional costs of occupying newly-acquired retail branches, as well as general increases in operating existing premises.

All other expenses were $270.5 million in 1994, $239.3 million in 1993 and $215.9 million in 1992. Communication and equipment expenses represent a substantial portion of other expenses and amounted to $76.1 million, $61.2 million and $54.7 million in 1994,1993 and 1992, respectively. Also, professional fees, consisting of consulting, legal and audit fees, rose to $35.7 million in 1994 from $31.9 million in 1993 and $23.1 million in 1992. All other expenses include premiums for deposit insurance paid to the Federal Deposit Insurance Corporation. This expense has been relatively stable in each of the last three years and was $22.6 million in 1994, $23.1 million in 1993 and $22.8 million in 1992. The Federal Deposit Insurance Corporation has issued for comment a proposed reduction in bank deposit insurance premiums from 23 cents to 4 cents per $100 of insured deposits for well capitalized institutions. It is expected that this reduction if approved, will be effective in the second-half of 1995. For the period covering the first six months of 1995, there will be no change in the rate paid by the Corporation's subsidiary banks for deposit insurance.

Costs applicable to other real estate owned were $2.7 million in 1994, compared to $2.1 million in 1993 and $7.7 million in 1992. 1992 reflected an accounting standard requirement in the valuation of other real estate owned to include the estimated costs of disposition. Those selling expenses were partially reduced by gains from the sale of properties during the year.

In January 1995, the Corporation launched an intensive review of its operations with a view to increasing its productivity. The objective is to improve the efficiency of the Corporation's operations. The evaluation process will not be completed until the second quarter of 1995 when implementation of the review's recommendations will begin. Accordingly, determination of the anticipated cost savings, additional revenues and any related restucturing charges cannot be made until the second quarter of 1995.

In l994, the Corporation was granted a license to establish a Mexican banking subsidiary that will be headquartered in Mexico City. This subsidiary will operate as Republic National Bank of New York (Mexico), S.A., with an initial capitalization of 340 million pesos, equivalent to approximately U.S. $60 million at recent rates. This subsidiary will engage in activities consistent with those of "Mexican multiple banks", including deposit gathering from the public and granting commercial and individual loans. It is anticipated that this subsidiary will commence operations in the second quarter of 1995.

SFAS No. 116, "Accounting for Contributions Received and Contributions Made", is effective for fiscal years beginning after December 15, 1994. The SFAS requires that promises to make charitable contributions be recognized in the period that the funds are unconditionally pledged. The Corporation adopted this FSAS, effective January 1, 1995, which resulted in a charge to earnings of $7.5 million.

Total Applicable Income Taxes

[Graph omitted]

Total applicable income taxes, which give effect to the taxable equivalent adjustment, increased $6.2 million to $187.9 million in 1994, following an increase of $60.8 million between 1993 and 1992. The ratio of total applicable income taxes to income before taxes was 36% in 1994, 38% in 1993 and 32% in 1992. The lower effective income tax rate in 1994 was attributable to the fluctuations in the level of income subject to federal, state and local income taxes. The 1993 effective income tax rate increase, when compared to 1992, was a result of the higher level of income subject to income taxes, the adoption of SFAS No. 109, "Accounting for Income Taxes", on January l, 1993, and the effect of applying a higher U.S. statutory rate in accordance with the Omnibus Budget Reconciliation Act of 1993.

Net Income Applicable to Common Stock

Net income applicable to common stock was a record $305.6 million in 1994, compared to $272.8 million in 1993 and $230.5 million in 1992. On a fully diluted basis, earnings per common share were $5.61 in 1994, $5.05 in 1993 and $4.32 in 1992. Dividends declared on the Corporation's issues of preferred stock and the average annual rates paid were as follows: $34.4 million at 5.46% in 1994; $28.4 million at 5.11% in 1993 and $28.4 million at 5.25% in 1992.

Liability and Asset Management

Changes in the level of interest rates and the relationship between rates can effect net interest income. In general, the Corporation's on and off-balance-sheet assets are selected to match both the maturity and interest rate sensitivity of the Corporation's on and off-balance-sheet liabilities. The structure of the Corporation's liabilities determines the structure of its assets. This practice has two important implications.
First, liquidity requirements can be met more readily because a large proportion of assets mature when liabilities mature. Second, the impact of changes in the levels of interest rates on the Corporation is reduced because both assets and liabilities have approximately the same interest rate sensitivity.

Diversification is another principle employed in the management of liabilities and assets. The Corporation is active in international banking and in managing this activity, diversifies risks among many countries and counterparties throughout the world. Liabilities, which are mostly interest-bearing deposits and other purchased funds, are obtained from both domestic and international sources. These sources of funds represent a wide range of depositors, mostly individuals, and various types of deposits.

The Corporation also raises funds from institutional and individual investors with a variety of marketable instruments. The diversification of the Corporation's funding sources provides stability to the funding base.

From time to time, the Corporation's management may decide deliberately to mismatch on and off-balance-sheet liabilities and assets in a strategic gap position as a means of managing net interest income. Interest rate sensitivity gaps occur when interest-bearing liabilities and interest-earning assets differ in repricing dates and anticipated maturities. Such decisions reflect management's views on the direction of interest rates and general market conditions. The gap position is established with marketable securities of high credit quality in liquid markets and is carefully monitored by management. The Corporation uses off-balance-sheet interest rate derivatives such as swaps, caps, options and forwards in managing its gap position.

The Corporation monitors the near-term interest rate sensitivity of its liability and asset positions by quantifying the earnings at risk to changes in interest rates. A net interest income simulation model measures this sensitivity. This model utilizes Monte Carlo simulation, a statistical technique that allows the Corporation to build variability around current market conditions. Inputs include the maturity and repricing characteristics of the Corporation's on and off-balance-sheet liability and asset positions as well as assumptions on interest rates, asset prepayments, inter-bank spreads and deposit growth. The model's output projects the variance in net interest income over the next year, given the assumptions used. The Board of Directors adopted a limit of 5% of annual net interest income at risk, based on this measured interest rate sensitivity. Results are presented to the Management Asset and Liability Committee and to the Board of Directors at least monthly.

Simulation modeling gives a broader view of net interest income variability than does traditional gap analysis, allowing the Corporation to capture more variables that are interest rate sensitive and to explore interrelationships between variables. To complement the simulation model, the Corporation employs traditional gap analysis to provide information on longer term interest rate sensitivity.

The table below illustrates the Corporation's interest rate sensitivity gap position at December 31, 1994 and 1993. The interest rate sensitivity gap, which is the difference between interest-earning assets and liabilities, is presented by repricing period, based upon maturity or first repricing opportunity, along with a cumulative interest rate sensitivity gap. Factors considered are the contractual terms of the underlying obligations, including off-balance-sheet items such as interest rate swaps and caps, as well as management's estimates of prepayment patterns of mortgage-backed securities and interest sensitivity of core deposits. It is important to note that the table indicates a position at a specific point in time and may not be reflective of positions at other times during the year or in subsequent periods. Major changes in the gap position can be, and are, made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the repricing periods presented in which the Corporation has interest rate positions.

                                                            Repricing Period at December 31, 1994
                                               -------------------------------------------------------------
                                                           After one    After three    After seven
                                               Within       year but      years but      years but     After
                                                  one         within         within         within       ten
(In millions)                                    year    three years    seven years      ten years     years
------------------------------------------------------------------------------------------------------------
ASSET/(LIABILITY)
Interest rate sensitivity gap                 $ (584)        $   889        $(1,258)       $ 1,630     $(677)
------------------------------------------------------------------------------------------------------------
ASSET/(LIABILITY)
Cumulative interest rate sensitivity gap      $ (584)        $   305        $  (953)       $   677     $   -
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

                                                            Repricing Period at December 31, 1993
                                               -------------------------------------------------------------
                                                           After one    After three    After seven
                                               Within       year but      years but      years but     After
                                                  one         within         within         within       ten
(In millions)                                    year    three years    seven years      ten years     years
------------------------------------------------------------------------------------------------------------
ASSET/(LIABILITY)
Interest rate sensitivity gap                 $(1,025)       $(1,461)       $ 1,712        $ 1,397     $(623)
------------------------------------------------------------------------------------------------------------

ASSET/(LIABILITY)
Cumulative interest rate sensitivity gap      $(1,025)       $(2,486)       $  (774)       $   623     $   -
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Changes in interest sensitivity gap positions from 1993 to 1994 are reflective of the Corporation's program to fix its liability costs over a five-year time horizon. As a result, the 4-7 year repricing period gap position has decreased by approximately $3.0 billion. The effect of the sale of $3.4 billion of long-term U.S. Government agency securities on the long-term gap position, was counteracted by sharp decreases in mortgage-backed security prepayment patterns.

The following table presents information related to the expected maturities and weighted average interest rates to be received or paid on the interest rate swap portfolio used in asset-liability management. Asset-liability management swaps are designated as hedges of an underlying asset or liability at the inception of the contract.

                                                 Due in less          Due in one      Due after
(Dollars in millions)                          than one year     thru five years     five years      Total
----------------------------------------------------------------------------------------------------------
Receive fixed swaps:
  Notional amount                                    $  250              $   61         $1,175      $1,486
  Weighted average receive rate                        6.17%              10.47%          7.34%       7.27%
  Weighted average pay rate                            5.79%               9.19%          5.81%       5.95%
Pay fixed swaps:
  Notional amount                                    $1,761              $1,640         $  118      $3,519
  Weighted average receive rate                        5.89%               6.15%          7.83%       6.08%
  Weighted average pay rate                            5.50%               7.55%          8.16%       6.54%
Forward contracts:
  Notional amount                                    $    -              $  975         $  155      $1,130
Interest rate caps purchased:
  Notional amount                                    $  111              $2,542         $  250      $2,903
Other interest rate swaps:
  Notional amount                                    $   25              $   77         $  108      $  210
Cross-currency swaps:
  Notional amount                                    $  204              $   84         $    -      $  288
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


Liability Management

[Graph ommitted]

Deposits

The Corporation's primary liability products are interest-bearing deposits provided to customers in three basic areas. The International Private Banking Group establishes relationships with high net worth individuals on a worldwide basis who value safety for their funds. The retail area comprises metropolitan New York City, Florida and California branch systems of Republic National Bank of New York (the "Bank"),
Republic Bank for Savings ("RBS") and Republic Bank California N.A.("RBC"). In addition to its New York City branches, RBS also has a retail operation in south central Florida with eight branches. RBC is an independent banking subsidiary that services the California market with three banking offices in Los Angeles County that focus on domestic private banking and mortgage banking. These customers invest in a diverse mix of retail time and savings deposits of both short-term and long-term maturities. The institutional area represents deposits from pension funds, money market funds and corporate cash accounts. The Corporation has been successful in selling long-term deposits to institutional and corporate investors, thereby generating a source of long-term funds.

During 1994, the Corporation invested substantial resources in staff and product development for its domestic private banking group that was formed in the latter part of 1993. It is the Corporation's view that this specialized group will provide a fourth area with a focus on general banking and lending, trusts and estates, custody and investment management relationships for high net worth individuals.

In 1993, the Corporation expanded its presence in Canada with the acquisition of Bank Leumi Le Israel (Canada) by Republic National Bank of New York (Canada). This transaction provided entry into the Toronto market with a new branch and increased existing operations in Montreal from two branches to three.

The following table sets forth the Corporation's deposit structure at December 31, in each of the last three years.

(In thousands)                                                               1994           1993           1992
---------------------------------------------------------------------------------------------------------------
Domestic offices:
Noninterest-bearing deposits:
  Individuals, partnerships and corporations                          $ 1,445,545    $ 1,188,773    $   993,244
  Foreign governments and official institutions                             1,085            912          1,996
  U.S. Government and states and political subdivisions                    18,602         21,540          8,583
  Banks                                                                   115,542         86,030        l07,749
  Certified and official checks                                           120,893        130,263        124,879
---------------------------------------------------------------------------------------------------------------
    Total noninterest-bearing deposits                                  1,701,667      1,427,518      1,236,451
---------------------------------------------------------------------------------------------------------------
Interest-bearing deposits:
  Individuals, partnerships and corporations                            3,857,533      3,653,O47      4,190,729
  Savings and NOW accounts                                              2,684,499      2,823,010      2,687,43l
  Money market accounts                                                 1,940,605      2,192,113      2,228,807
  Deposit notes                                                            50,000         50,000         50,000
  All other                                                                 1,925          6,627          7,737
---------------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits                                     8,534,562      8,724,797      9,164,704
---------------------------------------------------------------------------------------------------------------
    Total deposits in domestic offices                                 10,236,229     10,152,315     10,401,155
---------------------------------------------------------------------------------------------------------------
Foreign offices:
Noninterest-bearing deposits                                              114,503        135,251         79,262
---------------------------------------------------------------------------------------------------------------
Interest-bearing deposits:
  Deposits of individuals, partnerships and corporations                7,179,880      6,253,798      7,839,792
  Banks located in foreign countries                                    4,702,972      6,142,823      2,661,277
  Foreign governments and official institutions                           492,418        l17,063        120,70l
---------------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits                                    12,375,270     12,513,684     10,621,770
---------------------------------------------------------------------------------------------------------------
    Total deposits in foreign offices                                  12,489,773     12,648,935     10,701,032
---------------------------------------------------------------------------------------------------------------
    Total deposits                                                    $22,726,002    $22,801,250    $21,102,187
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

The following table presents the maturity distribution at December 31, 1994, of certificates of deposit, deposit notes and other time deposits of $100,000 or more included in interest-bearing deposits in domestic offices in the table above.

                                      Certificates of Deposit
                                            and Deposit Notes    Other Time Deposits
                                      -----------------------    -------------------
(Dollars in thousands)                          Amount      %          Amount      %
------------------------------------------------------------------------------------
Due in 90 days and less                      $  546,987    51         $907,732   100
Due in 91-180 days                              117,839    11                -     -
Due in 181-360 days                              89,645     8                -     -
Due in over 360 days                            321,904    30                -     -
------------------------------------------------------------------------------------
Total                                        $1,076,375   100         $907,732   100
------------------------------------------------------------------------------------

Foreign Deposits

The Corporation's International Private Banking Group, headquartered in New York City, generates a substantial portion of foreign deposits by establishing relationships with clients throughout the world.

Deposits from foreign sources are cross-border deposits placed by over 25,000 individuals and foreign banks, in both domestic and foreign branch offices and foreign banking subsidiaries. This customer base is a stable source of funding for the Corporation. Total average deposits in foreign offices rose to $12.2 billion in 1994, after increasing to $10.8 billion in 1993 from $8.6 billion in 1992. As a percentage of total average deposits, including both interest-bearing and non-interest bearing accounts, this source of funds increased to 55% in 1994 from 51% in 1993 and 46% in 1992. In each of the last two years the Corporation relied more on foreign office deposits as a source of funds.

The following table distributes, by type, the Corporation's foreign deposits at December 3l, in each of the last three years. The majority of the deposits in each category at the indicated dates were in amounts in excess of $100,000.

(In thousands)                                                           1994           1993           1992
-----------------------------------------------------------------------------------------------------------
Foreign deposits:
  Deposits of individuals, partnerships and corporations          $ 7,725,714    $ 6,755,821    $ 8,344,276
  Banks and other financial institutions                            4,824,135      6,281,266      2,751,181
  Foreign governments and official institutions                       493,860        118,387        122,257
  Other deposits                                                       84,584        170,230        362,302
-----------------------------------------------------------------------------------------------------------
    Total foreign deposits                                        $13,128,293    $13,325,704    $11,580,016
-----------------------------------------------------------------------------------------------------------


Trading Account Liabilities

Trading account liabilities include the market value of securities sold that the Corporation does not own but must deliver at a future date. The Corporation seeks to benefit from favorable movements in the market price of "short-sales" by purchasing the required security at a lower price in the future. Trading account liabilities also include unrealized losses related to interest rate swaps, options and other derivative financial instrument contracts and related premiums received that are utilized in trading activities.

Trading account liabilities were $2.1 billion at year end 1994, compared to $177 million in 1993. This increase is attributable primarily to the adoption on January 1, 1994, of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", ("FIN No. 39"). This interpretation requires, among other things, that unrealized gains and losses on forward, swap, option and other financial instruments contracts, resulting primarily from the marking to estimated market value of trading instruments, be reported on a gross basis except when right of set-off criteria are met, or a legally enforceable netting agreement with a counterparty exists. The adoption of this interpretation has resulted in the Corporation reporting increased levels of average total assets and total liabilities to reflect the gross-up effect of reporting these balances.

Short-term Borrowings

The Corporation's short-term funding sources include federal funds purchased and securities sold under repurchase agreements, issuing commercial paper, local borrowing in overseas operations and interest-bearing precious metals balances. The Bank, from time to time, also issues short-term securities in public offerings. In 1994, the Bank sold an issue of $1 billion principal amount of 4.30% Notes due in 1995 to the public. The proceeds from this issue are being used for general banking business. Short-term borrowings have been an important source of funds in each of the last three years, averaging $5.6 billion in 1994, $5.2 billion in 1993 and $5.5 billion in 1992.

The Corporation's commercial paper is rated A-l+, F-1+ and P-l by Standard
& Poor's Corporation, Fitch Investors Service and Moody's Investor Service, respectively. Commercial paper proceeds are used principally to finance the current operations of Republic Factors Corp. and Republic New York Securities Corporation. The Corporation has $170 million of lines of credit outstanding to provide support for its commercial paper program under which it is authorized to issue up to $2.5 billion of such borrowings.

The following table is a summary of short-term borrowings for each of the last three years. Other borrowings reflect rates paid for local borrowings in certain overseas locations.

(Dollars in thousands)                                                          1994         1993         1992
---------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under repurchase agreements:
  Average interest rate:
    At year end                                                                 4.92%        2.94%        3.25%
    For the year                                                                3.97%        3.03%        3.12%
  Average amount outstanding during the year                              $1,442,585   $3,403,240   $2,558,208
  Maximum amount outstanding at any month end                              2,404,354    5,315,974    6,610,534
  Amount outstanding at year end                                             987,110      999,149    2,266,004
Commercial paper:
  Average interest rate:
    At year end                                                                 5.71%        3.29%        3.40%
    For the year                                                                4.24%        3.32%        3.90%
  Average amount outstanding during the year                              $  876,677   $  606,088    $ 562,634
  Maximum amount outstanding at any month end                              1,047,678      897,672      741,329
  Amount outstanding at year end                                             979,390      881,741      720,308
Other borrowings:
  Average interest rate:
    At year end                                                                 4.07%        4.35%        4.80%
    For the year                                                                3.55%        5.54%        5.52%
  Average amount outstanding during the year                               3,254,895   $1,227,375   $2,378,024
  Maximum amount outstanding at any month end                              3,884,558    2,283,529    2,897,957
  Amount outstanding at year end                                           3,002,894    2,283,529    2,749,900
---------------------------------------------------------------------------------------------------------------

Asset Management

The management of the Corporation's assets is based on three principal criteria: creditworthiness, diversification and structural characteristics, including maturity and interest rate sensitivity. A significant portion of the Corporation's interest-earning assets are invested in U.S. Government agency securities, including mortgage-backed securities. International banking activities also comprise a substantial portion of the Corporation's business and involve factors other than the normal credit risk associated with domestic lending. In determining the creditworthiness of international borrowers, the economic, political and social conditions that affect the borrower's ability to repay obligations must be taken into account. Through country and political analysis and diversification of activities across a wide geographic distribution and within exposure limits set on a country-by-country basis, the Corporation reduces the unique risks of extending international credit. The Corporation endeavors to reflect risk in its pricing policy.

The following table sets forth the Corporation's principal assets, which are primarily interest-earning, by category, at year end for each of the last three years. Additional details related to maturity distribution, interest rate sensitivity and creditworthiness are provided in this section.

(In thousands)                                                                 1994           1993         1992
----------------------------------------------------------------------------------------------------------------
Interest-bearing deposits with banks                                    $10,242,061    $ 5,346,647   $10,562,885
Total investment securities                                              11,439,728     14,949,793    12,331,471
Trading account assets                                                    2,543,637      1,194,629       742,236
Federal finds sold and securities purchased under resale agreements       1,123,925      2,322,465     1,505,274
Loans:
  Real estate                                                             3,220,981      3,310,585     3,711,428
  Government and official institutions                                       89,625        429,232       341,320
  Broker loans                                                              582,781      1,411,302       307,018
  Banks and other financial institutions                                    380,811         75,800       303,523
  Commercial and other                                                    4,686,401      4,376,464     3,492,890
----------------------------------------------------------------------------------------------------------------
  Total loans                                                             8,960,599      9,603,383     8,156,179
     Less unearned income                                                   (47,109)       (94,825)     (148,722)
---------------------------------------------------------------------------------------------------------------
  Loans, net of unearned income                                           8,913,490      9,508,558     8,007,457
---------------------------------------------------------------------------------------------------------------
Interest-earning assets                                                 $34,262,841    $33,322,092   $33,149,323
---------------------------------------------------------------------------------------------------------------

Interest-Bearing Deposits with Banks

[Graph omitted]

Interest-bearing deposits with banks are placed with major international and domestic banking organizations on a short-term basis, thereby insuring liquidity while reducing credit risk. Average investments in interest-bearing deposits with banks have represented approximately 25% of average interest-earning assets in each of the last three years.

The following tables provide information on the composition and maturity distribution of the Corporation's interest-bearing deposits with banks at December 31, 1994.

                                                                                                   Maturity
(Dollars in millions)                 Composition     %   (Dollars in millions)                    Distribution    %
-------------------------------------------------------    ---------------------------------------------------------

United States financial institutions    $   466.5     5    Due within one month                    $ 4,257.0      42
Branches and agencies of foreign
  banks located in the United States      1,418.9    14    Due after one but within six months       4,703.5      46
Foreign government banks and
  official institutions                     872.0     9    Due after six but within twelve months      936.0       9
Banks located in the United Kingdom       1,629.7    16
Other foreign banks                       5,855.0    56    Due after one year                          345.6       3
-------------------------------------------------------    ---------------------------------------------------------
                                        $10,242.1   100                                            $10,242.1     100
-------------------------------------------------------    ---------------------------------------------------------

Investment Portfolio

The Corporation adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993. SFAS No. 115 requires that securities designated as available for sale be carried at fair value with any unrealized appreciation or depreciation in the fair value of the securities reflected in stockholders' equity, net of taxes. Securities designated as held to maturity are carried at amortized cost. Prior to the adoption of SFAS No. 115, securities available for sale were carried at the lower of cost or market value in the aggregate, with adjustments to the carrying value recorded as investment securities losses. During 1994, the Corporation sold $3.4 billion face value of long-term U.S. Government agency securities that had been classified as available for sale. In addition, the Corporation reviewed its intent to hold certain U.S. Government agency securities that had been designated as available for sale and, as a result, transferred securities with a carrying value of approximately $3.9 billion to the held to maturity classification. The unrealized depreciation, before tax effect, on this transfer was $93.6 million at year end and is included in the separate component of stockholders' equity. Net investment securities gains of $15.0 million in 1994 included gains of $52.0 million from the sale of Argentine equities acquired in a 1990 debt-for-equity swap and $26.9 million from the sale of securities received in connection with Brazil's debt restructuring. These gains were partially offset by losses of $63.9 million that were realized in connection with the disposition of securities, primarily from the sale of U.S.

Government agency securities, that were sold as part of the Corporation's asset-liability management program. For additional information on asset-liability management see "Liability and Asset Management".

The following table presents the composition of the book/carrying value of the Corporation's total investment securities portfolio at December 31, in each of the last three years.

(In thousands)                                                  1994           1993           1992
--------------------------------------------------------------------------------------------------
U.S. Government obligations                               $   100,592    $   425,352   $   726,997
Obligations of U.S. Government agencies                     7,417,287     10,713,977     8,327,119
Obligations of states and political subdivisions              624,033        584,302       543,005
Other investment securities                                 3,297,816      3,226,162     2,734,350
--------------------------------------------------------------------------------------------------
                                                          $11,439,728    $14,949,793   $12,331,471
--------------------------------------------------------------------------------------------------


The following tables present, by maturity distribution, the book value and the estimated market value and the amortized cost and the book/estimated market value of the Corporation's portfolio of securities held to maturity and available for sale at December 31, 1994. The Corporation has designated certain derivative instruments, primarily in the form of interest rate swaps, used as hedges against the interest rate risks of the available for sale and held to maturity portfolios. Such derivatives are shown separately in the following tables. The swaps used to hedge the available for sale portfolio are carried on the statement of condition at their estimated market values. The weighted average yields on these instruments are presented based on their scheduled maturities. Based on current market conditions, mortgage-backed securities included in U.S. Government agencies held to maturity and available for sale have estimated average lives of approximately 10.1 years and 7.0 years, respectively. Yields on obligations of states and political subdivisions and investments in certain preferred stock issues are adjusted to a fully-taxable equivalent basis using a tax rate of 44%.

                                                                               Held to Maturity
                                                                      -----------------------------------
                                                                                    Estimated    Weighted
                                                                            Book       Market     Average
(Dollars in thousands)                                                     Value        Value       Yield
---------------------------------------------------------------------------------------------------------
Obligations of U.S. Government agencies:
  Mortgage-backed securities <F1>(1)                                  $5,263,639   $4,950,030       7.57%
  Interest rate swaps                                                          -       37,951
---------------------------------------------------------------------------------------------
    Total                                                              5,263,639    4,987,981
---------------------------------------------------------------------------------------------
Obligations of states and political subdivisions:
  Due within 1 year                                                        5,339        5,408      13.99%
  Due after 1 year but within 5 years                                     13,976       15,088      13.62
  Due after 5 years but within 10 years                                  114,845      122,578      12.30
  Due after 10 years                                                     489,873      483,193       9.64
---------------------------------------------------------------------------------------------
    Total                                                                624,033      626,267
---------------------------------------------------------------------------------------------
Total held to maturity                                                $5,887,672   $5,614,248
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

<F1> (1) The book value includes a mark-to-market writedown of $93,629,000 related to securities that were transferred from available for sale.

                                            42
[Graph omitted]

                                                                               Available for Sale
                                                                      -----------------------------------
                                                                                        Book/
                                                                                    Estimated    Weighted
                                                                       Amortized       Market     Average
(Dollars in thousands)                                                      Cost        Value       Yield
---------------------------------------------------------------------------------------------------------
U.S. Government obligations:
  Due within 1 year                                                        2,128        2,126       4.55%
  Due after 1 year but within 5 years                                     84,360       83,217       6.77
  Due after 10 years                                                      17,752       15,249       5.30
---------------------------------------------------------------------------------------------
    Total                                                                104,240      100,592
---------------------------------------------------------------------------------------------
Obligations of U.S. Government agencies:
  Due after 1 year but within 5 years                                     57,413       57,409       6.08%
  Due after 10 years                                                       5,072        5,255       9.51
  Mortgage-backed securities                                           2,110,239    2,020,135       7.76
  Interest rare swaps                                                      -           70,849
---------------------------------------------------------------------------------------------
    Total                                                              2,172,724    2,153,648
---------------------------------------------------------------------------------------------
Other investment securities:
  Due within 1 year                                                    1,003,697    1,002,810       8.27%
  Due after 1 year but within 5 years                                    971,210      974,901       8.87
  Due after 5 years but within 10 years                                  267,622      262,974      10.27
  Due after 10 years                                                   1,156,678    1,074,876      10.57
  Interest rate swaps                                                      -          (17,745)
---------------------------------------------------------------------------------------------
    Total                                                              3,399,207    3,297,816
---------------------------------------------------------------------------------------------
Total available for sale                                              $5,676,171   $5,552,056
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

The following table presents the amortized cost and book value/estimated market value of the Corporation's other investment securities by type at December 31, 1994.

                                                                     Available for Sale
                                                           -----------------------------------
                                                            Amortized           Book/Estimated
(In thousands)                                                   Cost             Market Value
----------------------------------------------------------------------------------------------
Bonds, debentures and other securities of:
  Foreign banks                                            $  839,754               $  810,061
  Foreign governments and government agencies               1,080,138                1,068,128
  Foreign companies                                           487,785                  480,176
  Domestic companies                                          372,753                  378,202
  U.S. financial organizations                                571,629                  531,846
  Federal Reserve Bank stock                                   47,148                   47,148
  Interest rate swaps                                             -                    (17,745)
----------------------------------------------------------------------------------------------
                                                           $3,399,207               $3,297,816
----------------------------------------------------------------------------------------------

Trading Account Assets

Trading account assets consist of securities of the U.S. Government, foreign governments, restructuring countries and corporations; such securities are carried at their estimated market value with the resultant gains and losses recorded as trading account profits and commissions. Trading account assets also include unrealized gains related to interest rate swaps, options and other derivative financial instrument contracts and related premiums paid that are utilized in trading activities. In addition, trading account assets also include loans to borrowers in restructuring countries; such loans are carried at their estimated market value, with the resultant gains or losses included in gain or loss on loans sold or held for sale,

In considering where to invest funds from deposits and other liabilities maturing within one year, precious metals arbitrage frequently offers an attractive investment alternative for the Corporation. The Corporation trades gold and silver bullion, both for immediate delivery and for delivery in the future and also buys and sells options on precious metals. The Corporation is a dealer in gold and silver bullion and coins that are sold to commercial and industrial users and investors. In this activity, the Corporation also receives or delivers gold on consignment and maintains its own inventory.
The Corporation generally hedges its inventory against price fluctuations.
At December 31, 1994 and 1993, approximately $8.8 million and $24.8 million, respectively, of the Corporation's inventory in precious metals was unhedged.

As a result of the Republic Mase acquisition, the Corporation has expanded its precious metals capabilities in global wholesale trading of gold, silver, platinum and palladium, in its spot, forward and options dealing as well as providing financial services in gold loans to central banks, international financial institutions and institutional investors. The Corporation also offers production and inventory financing to mining companies, industrial manufacturers and end-users.

Loan Portfolio

Average loans in domestic offices for each of the last three years have remained relatively stable, representing approximately 20% of interest-earning assets. Average loans in foreign offices of $3.3 billion in 1994, increased $.8 billion over 1993 which was essentially unchanged from 1992. At year end 1994, the domestic loan portfolio included $1.2 billion of one-four family residential mortgages and $1.8 billion of commercial real estate loans in addition to its commercial and other loans.

The following tables present loan portfolio information before the deduction of unearned income, excluding consumer loans and residential mortgage loans totaling $1.4 billion, related to maturity distribution and interest rate sensitivity, based on scheduled repayments at December 31, 1994.

                                                                  Due After One
                                                     Due in One    Year Through      Due After
(In thousands)                                     Year Or Less      Five Years     Five Years         Total
------------------------------------------------------------------------------------------------------------
Domestic:
  Commercial and other                               $1,961,075      $  292,302     $   24,063    $2,277,440
  Real estate - commercial                              236,118         647,343        930,417     1,813,878
  Banks and other financial institutions                 74,170           8,840              -        83,010
  Broker loans                                          559,019               -              -       559,019
------------------------------------------------------------------------------------------------------------
    Total domestic loans                              2,830,382         948,485        954,480     4,733,347
------------------------------------------------------------------------------------------------------------
Foreign:
  Commercial and other                                2,166,536         125,940         32,540     2,325,016
  Real estate - commercial                               68,814          41,402            782       110,998
  Banks and other financial institutions                284,526          13,275              -       297,801
  Foreign governments and government agencies            11,973          17,869         59,783        89,625
  Broker loans                                           23,762               -              -        23,762
------------------------------------------------------------------------------------------------------------
    Total foreign loans                               2,555,611         198,486         93,105     2,847,202
------------------------------------------------------------------------------------------------------------
    Total loans                                      $5,385,993      $1,146,971     $l,047,585    $7,580,549
------------------------------------------------------------------------------------------------------------


At December 31, 1994, 71% of the loan portfolio presented above was due in one year or less compared to 72% in 1993. Of the total loan portfolio due in one year or less, 53% were domestic loans and 47% were foreign loans.

The following table is an analysis, at December 31, 1994, of loans due after one year which have fixed interest rates and those with interest rates that vary directly in relation to the Corporation's reference rate, an international money market rate or some other similar variable base rate.


(In thousands)                                        Fixed Rate     Variable Rate          Total
-------------------------------------------------------------------------------------------------
Loans due after one year:
  Domestic loans                                      $1,125,862          $777,103     $1,902,965
  Foreign loans                                          131,441           160,150        291,591
-------------------------------------------------------------------------------------------------
                                                      $1,257,303          $937,253     $2,194,556
-------------------------------------------------------------------------------------------------


Allowance for Possible Loan Losses

[Graph omitted]

The allowance for possible loan losses increased $7.3 million to $319.2 million at year end 1994, representing 3.28% of loans outstanding, net of unearned income, compared to $311.9 million, or 3.28%, at year end 1993. In 1994, the provision for loan losses was $19,0 million and net loan charge-offs were $11.4 million, after $6.9 million of recoveries related to restructuring country debt. In 1993, the Corporation had $21.2 million of net recoveries related to restructuring country debt, primarily from the sale of Argentine Interest Bonds received in connection with its debt restructuring.

The Corporation adopted SFAS No, 114. "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" on January 1, 1995. These SFAS' prescribe the recognition criteria and measurement methods for certain impaired loans and loans modified in troubled debt restructurings. These standards will require that the Corporation measure its impaired loans based on either an estimate of the discounted value of expected future cash flows at a loan's effective market interest rate at the time of impairment or the fair value of collateral if the loan is collateral dependent. The amount of impairment will result in a portion of the existing allowance for loan losses being specifically allocated to impaired loans. The adoption of these SFAS', based on the current level of non-performing loans, will not have a material impact on the Corporation's results of operations.

The following table presents data related to the Corporation's allowance for possible loan losses for each of the years in the five-year period ended December 31, 1994.


(Dollars in thousands)                                        1994       1993       1992       1991       1990
--------------------------------------------------------------------------------------------------------------
Balance at beginning of year                              $311,855   $241,020   $227,454   $236,634   $287,501
Charge-offs:
  Domestic:
    Commercial and industrial                               14,287     11,947     51,956     65,363     42,548
    Installment loans to individuals                         1,730      1,757      2,396      3,028      1,987
    Secured by real estate                                  11,183     32,466     36,022      6,310      7,066
  Foreign                                                   17,355     12,731     20,257      6,603      2,127
  Losses on sale, swap and charge-off of
    restructuring countries' debt                              -        9,729     18,477      4,304     63,939
--------------------------------------------------------------------------------------------------------------
      Total charge-offs                                     44,555     68,630    129,108     85,608    117,667
--------------------------------------------------------------------------------------------------------------
Recoveries:
  Domestic:
     Commercial and industrial                               6,201     15,281      9,498      8,505      1,329
     Installment loans to individuals                          724        661        680        690        812
     Secured by real estate                                  6,663      2,731        289         38        254
  Foreign* <F1>                                             19,538     36,693      12,849      5,761     3,251
--------------------------------------------------------------------------------------------------------------
      Total recoveries                                      33,126     55,366      23,316     14,994     5,646
--------------------------------------------------------------------------------------------------------------
  Net charge-offs                                          (11,429)   (13,264)   (105,792)   (70,614) (112,021)
  Provision charged to operating expense                    19,000     85,000     120,000     62,000    40,000
  Allowance of acquired companies                              -          297         764        -      21,887
  Translation adjustment                                      (206)    (1,198)     (1,406)      (566)     (733)
--------------------------------------------------------------------------------------------------------------
 Balance at end of year                                   $319,220   $311,855   $ 241,020   $227,454  $236,634
--------------------------------------------------------------------------------------------------------------

<F1> *Primarily restructuring countries' debt in 1991-1993.

The following table presents loan data and ratios related to the allowance for possible loan losses and net charge-offs for each of the years in the five-year period ended December 31, 1994.


(Dollars in millions)                                                       1994     1993     1992     1991      1990
---------------------------------------------------------------------------------------------------------------------
Loans
 Loans outstanding, net of unearned income, at end of year                $8,913   $9,509   $8,007   $8,569   $ 9,005
  Average loans outstanding, net of unearned income,
    during the year                                                       $9,894   $8,891   $8,732   $9,623   $10,603
Ratios
   Allowance for possible loan losses to loans outstanding, net of
     unearned income, at end of year                                        3.58%    3.28%    3.01%    2.65%     2.63%
  Net charge-offs to average loans outstanding, net of unearned income, during the year:
    Including restructuring countries' charge-offs                           .12%     .15%    1.21%     .73%     1.06%
    Excluding restructuring countries' charge-offs                           .19%     .39%    1.14%     .73%      .45%
  Net charge-off coverage (1)<F1> :
    Including restructuring countries' charge-offs                         44.74x   40.44x    4.42x    4.95x     2.35x
    Excluding restructuring countries' charge-offs                         27.90x   15.55x    4.71x    5.01x     5.48x
---------------------------------------------------------------------------------------------------------------------

<F1> (1) Calculated by dividing net charge-offs into income before income taxes plus the provision for loan losses.

The following table presents information related to the Corporation's non-accrual loans and other non-performing assets at December 31, in each of the last five years.


(In thousands)                                        1994       1993        1992       1991      1990
-------------------------------------------------------------------------------------------------------
Non-accrual loans:
  Domestic                                         $43,392    $ 48,084   $ 49,929   $ 68,571   $113,492
  Foreign-restructuring countries                       -       33,853     42,123     42,836     33,776
  Foreign - other                                   14,734      12,956     38,276     18,054      1,588
-------------------------------------------------------------------------------------------------------
    Total non-accrual loans                         58,126      94,893    130,328    129,461    148,856
-------------------------------------------------------------------------------------------------------
Other non-performing assets:
  Other real estate owned                           23,479      23,338     55,551     41,401      7,661
  Other non-accrual assets                             -           -        4,572      3,125      7,904
-------------------------------------------------------------------------------------------------------
    Total other non-performing assets               23,479      23,338     60,123     44,526     15,565
-------------------------------------------------------------------------------------------------------
Total non-accrual loans and other
  non-performing assets                            $81,605    $118,231   $190,451   $173,987   $164,421
-------------------------------------------------------------------------------------------------------

The above table excludes domestic restructured performing loans which amounted to $28.3 million, $63.0 million, $58.5 million and $27.0 million in 1994, 1993, 1992 and 1991, respectively.

The decline in total non-performing assets between 1994 and 1993 was primarily attributable to the Brazilian debt restructuring settlement that reduced non-accrual loans by $33.4 million. Under this settlement, the Corporation received bonds in exchange for substantially all of its non-performing outstandings to Brazil. In the second quarter of 1994, the Corporation sold all of the Brazilian bonds received and realized a gain on the sale of securities of $26.9 million.

Cross-border Outstandings

The following tables present information related to the Corporation's cross-border net outstandings denominated in dollars or other non-local currencies, including the excess of local currency outstandings over local currency liabilities. Outstandings are classified by type of borrower, based on ultimate risk, and are defined as loans, acceptances, interest-bearing deposits with banks, investment securities and accrued interest receivable, after deducting cash collateral. Countries where such outstandings exceeded 1.0% of consolidated total assets of $41.1 billion, $39.5 billion and $37.1 billion at December 31, 1994, 1993 and 1992, respectively, were as follows:

                                                                      Commercial
                           Banks and Other          Government and           and
(In millions)       Financial Institutions   Official Institutions    Industrial (1)<F1>     1994      1993      1992
---------------------------------------------------------------------------------------------------------------------
France                              $1,264                  $1,241         $  84          $ 2,589    $2,267   $ 3,309
Japan                                1,986                       -           143            2,129     1,805     2,711
Canada                               1,393                      29           344            1,766       930     1,941
United Kingdom                       1,011                       -           481            1,492       638     1,370
Germany                              1,216                       -            33            1,249       623     1,059
Belgium/Luxembourg                     511                       -           620            1,131       880       913
Netherlands                            794                       -             6              800       641     1,129
Brazil                                 188                     355            26              569         -         -
Italy                                  119                     162           224              505         -       506
---------------------------------------------------------------------------------------------------------------------
                                    $8,482                  $1,787        $1,961          $12,230    $7,784   $12,938
---------------------------------------------------------------------------------------------------------------------

<F1> (1) Includes excess of local currency outstandings over local currency liabilities.

The only other country with cross-border net outstandings exceeding 1.0% of consolidated total assets which is excluded from the table above was Taiwan with $416 million in 1992.

At December 31, in each of the last three years, countries with cross-border net outstandings representing between .75% and 1.0% of consolidated total assets were: Spain with $349 million in 1994, $326 million in 1993 and $358 million in 1992; Taiwan with $331 million in 1994 and $384 million in 1993; and Italy with $364 million in 1993.

Brazil

During 1994, the Corporation increased its investment in cross-border outstandings in Brazil to capitalize on the spreads available through investments in local currency assets. Additional outstandings were invested in short-term fixed income placements with other banks and floating rate government securities. At December 31, 1994, total cross-border net outstandings in Brazil consisted primarily of Brady bonds and short-term investments amounting to approximately $569 million, or 1.39% of total assets, all of which are on a performing basis. Cross-border net outstandings in Brazil at December 31, 1994, consisted of approximately $355 million to the public sector, $188 million to the private bank sector and $26 million to the private non-bank sector, respectively.

On April 15, 1994, the government of Brazil concluded a debt restructuring of its medium and long-term debt. Under this settlement, the Corporation received bonds in exchange for substantially all of its non-performing outstandings that had a carrying value of $33.4 million. The bonds received were sold in the second quarter of 1994 and the Corporation realized a gain of $26.9 million.

The following table presents an analysis of the changes during 1994, in aggregate cross-border net outstandings discussed above.

(In millions)
--------------------------------------------------------------------------------
Aggregate outstandings at December 31, 1993                                $ 226
Purchases of Brazilian Government securities and bank placements             516
Sales of Brazilian Government securities and repayments at maturity         (215)
Other changes:
  Interest income accrued
  Collections of accrued interest                                            (35)
--------------------------------------------------------------------------------
Aggregate outstandings at December 31,1994                                 $ 569
--------------------------------------------------------------------------------

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


                                                  1994              1993
                                        --------------    --------------
(Dollars in millions)                    Amount      %     Amount      %
------------------------------------------------------------------------
High Income:
  OECD countries                        $13,179     83    $ 9,320     81
  Non-OECD countries                        968      6        854      7
Middle Income:
  Upper                                   1,186      7        919      8
  Lower                                     601      4        432      4
Low Income                                    7      -         21      -
------------------------------------------------------------------------
    Total                               $15,941    100    $11,546    100
------------------------------------------------------------------------

Risk Management and Control


Many risks arise in the ordinary conduct of banking business. The Corporation manages several types of risks, principally credit and market risks, in the interest of reducing uncertainty as to the level of future earnings and as to the book value of the Corporation. Credit risk arises whenever the Corporation owns a commitment of another party which if not completed would result in a loss. Market risk is the danger of the fall in value of the Corporation's assets acquired in the course of its trading activities and asset-liability management. The Corporation seeks to control these risks by diversifying its exposures and activities among many instruments, markets, clients and geographic regions and by limiting risk positions.

The Corporation has a Risk Assessment Committee of the Board of
Directors and a Risk Assessment and Control Department that reports directly to the Board's committee. It is the task of this department to establish and manage effective methods and processes for defining, measuring, monitoring and limiting risk within the Corporation.

The processes and procedures by which the Corporation manages its risk profile continually evolves as the Corporation's business activities change in response to market and product developments. The Corporation routinely reviews its procedures in order to ensure that they are comprehensive with respect to all major risks and that a consistent approach is followed throughout the organization.

To enhance the environment for the Corporation's risk management activities and assist in decision making, significant investments have been made in the training of personnel and in the development of information technology. Proprietary and analytical trading systems have been developed for the Corporation's existing and future business. These functions are subject to periodic review by regulators and internal auditors.

Credit Risk

The Credit Review Committee of the Board of Directors establishes policies and procedures to define, quantify and monitor the credit and settlement risks arising from the Corporation's diverse activities. Global limits are established to control these risks, and it is the responsibility of each operating unit to conduct its business activity within pre-established limits. Any customer credit, currency or transaction exposure that exceeds established limits must be approved by senior management.

The Credit Review Department provides an independent evaluation of the loan portfolio and assures ongoing credit quality by reviewing individual credits and concentrations, with a focus on operating units where risk is at a higher level, and monitoring of corrective action where necessary. Additionally, the Credit Review Department evaluates adherence to laws and regulations and to Bank policy as stated in the Corporation's Credit Policy Manual. The Credit Review Department also prepares monthly and quarterly portfolio review summaries for executive management and the Board of Directors. In addition, the adequacy of the Corporation's allowance for loan losses, on both a consolidated and stand-alone entity basis, is assessed quarterly using historical loss analysis and a variety of other measurement techniques.

Market Risk

To manage market risk, the Corporation establishes limits for interest rate, foreign currency and other market exposures. An important tool in monitoring exposures and establishing limits for substantially all products offered is the estimation of the potential loss of current and future earnings on existing positions under a range of assumptions within the markets being measured.

The Management Asset and Liability Committee provides a forum for reviewing the Corporation's liquidity profile and the market risk in its asset and liability management and trading positions. The Management Asset and Liability Committee regularly reviews the Corporation's market exposures and analyzes the effects of actual or projected changes in rates, prices or market liquidity on the value of these positions. Such committee also reviews the Corporation's liquidity profile by monitoring the differences in maturities between assets and liabilities and by analyzing the future level of funds required based on various assumptions, including its ability to liquidate investment and trading positions and its ability to access the markets for funds.

Capital Resources and Liquidity

Capital Financing Policy

The Corporation's policy is to obtain capital externally when opportunities arise if the cost of such capital is reasonable and the form is appropriate for the Corporation's needs and overall capital structure. In keeping with this policy, capital has been obtained externally on several occasions although, at such times, the Corporation, relative to other major bank holding companies, was considered to be well capitalized.

The Corporation conducts its business through its bank and non-bank subsidiaries. Thus, the Corporation frequently provides capital and financing to these subsidiaries to support their operations and to permit expansion.

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

Capital Transactions

[Graph omitted]

The Corporation was active in the capital markets during 1994, obtaining capital with varying characteristics. On May 12, 1994, the Corporation sold, in a public offering, $200 million principal amount of 7 3/4% Subordinated Notes due 2009. The Notes are not redeemable prior to maturity and are direct unsecured general obligations of the Corporation subordinated to all present and future senior indebtedness of the Corporation. The net proceeds were used for general corporate purposes.

On May 23, 1994, the Corporation sold, in a public offering, 6,000,000 depositary shares, each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock Series D ($100 Stated Value) (the "Series D Stock"). The dividend rate on the Series D Stock is determined quarterly by reference to a formula based on certain benchmark market rates, but will not be less than 4 1/2% or more than 10 1/2% per annum for any applicable dividend period. The Series D Stock will be redeemable, in whole or in part, at the option of the Corporation on or after July 1, 1999 at $25 per depositary share plus accrued and unpaid dividends. The net proceeds were used for general corporate purposes including the redemption by the Corporation of all 678,500 shares outstanding of its Cumulative Floating Rate Series B Preferred Stock at its stated value of $50.00 per share.

On October 31, 1994, the Bank established a $5.0 billion Global Bank Note Program (the "Program") authorizing the periodic sale, globally, of notes by the Bank, including through its overseas branches. A group of major international securities dealers will participate in the offerings pursuant to the Program. Notes may be issued for any maturity of 30 days or more, subject to regulatory compliance. Notes may be denominated in various currencies, may pay a fixed or floating rate based on one or more indices and are subject to certain minimum denominations. Any notes issued will be direct, unconditional and unsecured general obligations of the Bank and are not deposits insured by the FDIC. Any notes to be issued as part of the Program have been accepted for listing on the Luxembourg Stock Exchange. The Program has been rated F1+ and AA+ by Fitch Investors Service, Inc., A1+ and AA+ by I.B.C.A., Prime-1 and Aa1 by Moody's Investors Service, Inc. and A1+ and AA by Standard & Poor's Ratings Group.

In 1993, the Corporation filed a shelf registration statement to offer publicly, separately or together, in one or more series, from time to time, debt securities, warrants on debt securities, currency warrants, stock-index warrants, other warrants, preferred stock, depositary shares representing preferred stock and preferred or common stock warrants up to an aggregate of initial offering prices of $ 1.0 billion. At December 31, 1994, an aggregate of $600 million principal amount of outstanding securities had been issued pursuant to such registration statement.

In 1993, the Corporation sold, in a public offering, $250 million principal amount of 5 7/8% Subordinated Notes due 2008 under the above shelf registration statement. The Notes are not redeemable prior to maturity and are direct unsecured general obligations of the Corporation, subordinated to all of its present and future senior indebtedness.
The net proceeds received by the Corporation from the sale of the Notes were used to redeem, prior to maturity, all of its outstanding issues of Floating Rate Notes due 2004 and Floating Rate Subordinated Notes due 2009 and 2010 in the aggregate principal amount of $224.8 million.

The Corporation measures how effectively it utilizes capital by two widely used performance ratios (based on net income applicable to common stock), return on average total assets and return on average common stockholders' equity. In 1994, return on average total assets was .74% and return on average common stockholders' equity was 15.20%, compared to .73% and 15.08%, respectively. in 1993. In 1992, average total assets returned .68% and average common stockholders' equity returned 14.18%.

Risk-Based Capital/Leverage Guidelines

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") has established guidelines that mandate risk-based capital requirements for bank holding companies. The guidelines require a minimum ratio of capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit and derivative instruments) of 8.0%. At least half of the total capital ratio is to be composed of common equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and intangible assets subject to certain minimums ("Tier 1" or "core capital"). The remainder may consist of limited amounts of subordinated debt, the balance of cumulative preferred stock and the allowance for loan losses ("Tier 2 capital").

As a supplement to its risk-based capital ratios, the Federal Reserve Board established a minimum leverage ratio of 3.0% (Tier 1 capital to average total assets, with Tier 1 capital being determined for this purpose in a manner consistent with the risk-based capital guidelines). Each of the Corporation's banking subsidiaries complies with all applicable regulatory capital requirements. The Corporation complies with the requirements of FIN No. 39, that requires unrealized gains and losses on certain off-balance-sheet financial instruments to be reported on a gross basis except when a legally enforceable netting agreement with a counterparty exists.

The Corporation's leverage ratio and its risk-based capital ratios include the assets and capital of Safra Republic on a consolidated basis in accordance with the requirements of the Federal Reserve Board specifically applied to the Corporation. These ratios do not reflect the effect on stockholders' equity related to the Corporation's portfolio of securities available for sale. In accordance with regulatory guidelines, the Corporation excludes Republic New York Securities Corporation's assets and one-half of its investment in this subsidiary from each of Tier 1 and Tier 2 capital.

The Federal Reserve Board recently issued regulatory proposals to amend risk-based capital guidelines to incorporate potential future exposure of derivative contracts. The Corporation has determined that the proposals, if issued in their current form, would not have a material effect on its capital ratios.

The Federal Reserve Board has issued amendments to its capital adequacy guidelines that are effective April 1, 1995. Such amendments establish a limitation on the amount of certain deferred tax assets that may be included in Tier 1 capital for risk-based capital purposes. It is expected that these amendments will not have a material effect on the Corporation's capital ratios.

The Corporation's core capital was $3.1 billion and total qualifying capital was $5.3 billion at year end 1994, compared to $2.7 billion and $4.7 billion in 1993. At December 31, 1994, the Corporation's ratios of Tier 1 capital and total qualifying capital to risk-weighted assets were 16.17% and 27.49% respectively, compared to 15.16% and 26.20%, respectively, in 1993. The Corporation's leverage ratio was 5.87% at year end 1994 compared to 5.61% at year end 1993. These ratios substantially exceed the minimums in effect for bank holding companies.

The following table presents the components of the Corporation's risk-based capital at December 31, in each of the last three years.


(In thousands)                                                             1994          1993         1992
----------------------------------------------------------------------------------------------------------
Tier 1:
  Common stockholders' equity* <F1>                                  $2,129,166    $1,928,047   $1,707,004
  Preferred stock                                                       422,500       306,425      306,425
  Equity of Safra Republic** <F2>                                       688,018       609,384      578,432
  Other net goodwill, minority interest and intangible assets           (88,792)      (98,252)      (8,930)
  Less:
  50% of investment in unconsolidated subsidiaries                       (3,274)       (2,926)      (2,739)
  50% of investment in securities affiliate                             (44,586)
----------------------------------------------------------------------------------------------------------
    Total tier 1                                                      3,103,032     2,742,678    2,580,192
----------------------------------------------------------------------------------------------------------
Tier 2:
  Qualifying preferred stock and perpetual capital notes                400,000       400,000      400,000
  Qualifying long-term debt                                           1,575,446     1,372,802    1,291,466
  Allowance for possible loan losses                                    243,433       228,531      195,974
  Less:
  50% of investment in subsidiaries                                      (3,273)       (2,925)      (2,738)
  50% of investment in securities affiliate                             (44,586)         --           --
----------------------------------------------------------------------------------------------------------
    Total tier 2                                                      2,171,020     1,998,408    1,884,702
----------------------------------------------------------------------------------------------------------
      Total risk-based capital                                       $5,274,052    $4,741,086   $4,464,894
----------------------------------------------------------------------------------------------------------

<F1> *Excluding the net unrealized appreciation (depreciation) on securities available for sale, net of taxes of
$(l91.5) million in 1994 and $262.8 million in 1993. Includes net unrealized(depreciation) on marketable equity securities of $(25.9) million in 1994.
<F2> **Excluding the Corporation's investment in Safra Republic of $654.9 million in 1994, $581.4 million in 1993 and $553.3 million in 1992, after elimination of the net unrealized appreciation (depreciation) on securities available for sale, net of taxes.

                                           51

Liquidity

Of primary importance to depositors, creditors and regulators is the ability of the Corporation to have sufficient funds readily available to repay liabilities as they mature. In order to insure that funds are available at all times, the Corporation devotes substantial resources to projecting the amount of funds which will be required on a daily basis and maintains relationships with a diversity of sources so that funds are available on a global basis. Through its world wide network, the Corporation devotes substantial resources to projecting the amount of funds which will be required on a daily basis and maintains relationships with a diversity of sources so that funds are available on a global basis. Through its worldwide network, the Corporation obtains funds from a large and varied customer base that provides a stable source of domestic demand and consumer deposits and foreign office deposits. Other sources of funds are short-term borrowings, including the sale of commercial paper, and long-term liabilities in the form of notes and debentures. Liquidity requirements can also be met through the disposition of short-term assets that are generally matched to the maturity of liabilities. Liquid assets include cash and due from banks, interest-bearing deposits with banks, federal funds sold and securities purchased under resale agreements, trading account assets and precious metals. Average total liquid assets have equaled approximately thirty percent of average total assets in each of the last three years.

Security Market Information

[Graph omitted]

The Common Stock of the Corporation is listed on the New York Stock Exchange (ticker symbol RNB) and the London Stock Exchange. At
December 31, 1994, there were 3,027 stockholders of record of out-standing Common Stock of the Corporation.



The following table presents the range of high and low sale prices reported on the New York Stock Exchange Composite Tape and cash dividends declared for each quarter during the past two years.

                                                    1994                                      1993
                                   --------------------------------------    -------------------------------------
                                    Fourth     Third    Second     First      Fourth     Third    Second     First
                                      Qtr.      Qtr.      Qtr.      Qtr.        Qtr.      Qtr.      Qtr.      Qtr.
------------------------------------------------------------------------------------------------------------------
Common stock sale price:
   High                            $46-1/4   $46-3/4   $50-1/4   $52-1/4     $53-3/8   $53-3/4   $52-3/4   $53-3/8
   Low                              41-7/8    43-1/2    45        45-7/8      44-7/8    50-3/4    46-1/4    44-3/8
Cash dividends declared            .33       .33       .33       .33         .27       .27       .27       .27
------------------------------------------------------------------------------------------------------------------

The dividend rate on Common Stock has been increased annually since such payments began in 1975. The table below shows the annual dividend rate and dividend payout ratio, (dividends declared per common share divided by fully diluted earnings per common share) in each of the last five years adjusted for a three-for-two stock split in 1991.

                                                            1994         1993       1992      1991      1990
------------------------------------------------------------------------------------------------------------
Dividends declared per common share                        $1.32        $1.08      $1.00     $.95      $.88
Dividend payout ratio                                      23.53%       21.39%     23.15%    24.36%    24.31%
------------------------------------------------------------------------------------------------------------

The Quarterly dividend rate on Common Stock has been increased to $.36 per share commencing with the dividend payable April 1, 1995.

Republic New York Corporation
Consolidated Statements of Condition
                                                                                                December 31,
                                                                                   -------------------------
(Dollars in thousands)                                                                    1994          1993
------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                            $   867,242   $   636,633
Interest-bearing deposits with banks (note 18)                                      10,242,061     5,346,647
Precious metals (note 4)                                                             1,456,269     1,117,610
Securities held to maturity (approximate market value of $5,614,248
  in 1994 and $2,088,805 in 1993)                                                    5,887,672     1,992,847
Securities available for sale (at approximate market value) (note 18)                5,552,056    12,956,946
------------------------------------------------------------------------------------------------------------
    Total investment securities (note 3)                                            11,439,728    14,949,793
Trading account assets (note 4)                                                      2,543,637     1,194,629
Federal funds sold and securities purchased under resale agreements                  1,123,925     2,322,465
Loans (net of unearned income of $47,109 in 1994 and $94,825 in
  1993) (notes 5, 6 and 18)                                                          8,913,490     9,508,558
  Allowance for possible loan losses (note 6)                                         (319,220)     (311,855)
------------------------------------------------------------------------------------------------------------
    Loans, net                                                                       8,594,270     9,196,703
Customers' liability on acceptances                                                  1,514,461     1,134,294
Accounts receivable and accrued interest                                             1,797,491     2,117,879
Investment in affiliate (note 7)                                                       607,818       625,333
Premises and equipment (note 8)                                                        428,017       399,626
Other assets                                                                           452,986       451,860
------------------------------------------------------------------------------------------------------------
    Total assets                                                                   $41,067,905   $39,493,472
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Noninterest-bearing deposits:
  In domestic offices                                                              $ 1,701,667   $ 1,427,518
  In foreign offices                                                                   114,503       135,251
Interest-bearing deposits:
  In domestic offices                                                                8,534,562     8,724,797
  In foreign offices                                                                12,375,270    12,513,684
------------------------------------------------------------------------------------------------------------
    Total deposits (note 18)                                                        22,726,002    22,801,250
Trading account liabilities (note 4)                                                 2,087,594       177,475
Short-term borrowings (note 9)                                                       4,969,394     4,164,419
Acceptances outstanding                                                              1,517,675     1,137,636
Accounts payable and accrued expenses                                                1,325,953     2,873,903
Due to factored clients                                                                680,010       614,549
Other liabilities                                                                      134,792       122,203
Long-term debt (notes 10 and 18)                                                     2,580,831     2,582,875
Subordinated long-term debt and perpetual capital notes (note 10)                    2,406,266     2,271,940
Commitments and contingent liabilities (note 15)
Stockholders' equity (notes 11 and 13):
  Cumulative preferred stock, no par value 8,952,500 shares
    outstanding in 1994 and 8,131,000 in 1993                                          672,500       556,425
  Common stock, $5 par value 150,000,000 shares
    authorized; 52,621,155 shares outstanding in 1994 and
    52,703,271 in 1993                                                                 263,106       263,516
  Surplus                                                                              437,653       459,713
  Retained earnings                                                                  1,457,609     1,204,818
  Net unrealized appreciation (depreciation) on securities
    available for sale, net of taxes                                                  (l91,480)      262,750
------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                       2,639,388     2,747,222
------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                     $41,067,905   $39,493,472
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

<F1> See accompanying notes to consolidated financial statements.

Republic New York Corporation
Consolidated Statements of Income

(In thousands except per share data)                                             1994         1993        1992
--------------------------------------------------------------------------------------------------------------
Interest income:
Interest and fees on loans                                                 $  696,816   $  635,484  $  721,909
Interest on deposits with banks                                               414,294      295,871     385,299
Interest and dividends on investment securities:
  Taxable                                                                     871,785      847,022     807,611
  Exempt from federal income taxes                                             76,783       65,759      63,385
Interest on trading account assets                                             55,736       54,467      22,928
Interest on federal funds sold and securities purchased
  under resale agreements                                                      57,915       34,323      37,460
--------------------------------------------------------------------------------------------------------------
    Total interest income                                                   2,173,329    1,932,926   2,038,592
--------------------------------------------------------------------------------------------------------------
Interest expense:
Interest on deposits                                                          827,790      689,234     804,906
Interest on short-term borrowings                                             218,529      197,769     234,249
Interest on long-term debt                                                    280,536      270,072     279,073
--------------------------------------------------------------------------------------------------------------
    Total interest expense                                                  1,326,855    1,157,075   1,318,228
--------------------------------------------------------------------------------------------------------------
Net interest income                                                           846,474      775,851     720,364
Provision for loan losses (note 6)                                             19,000       85,000     120,000
--------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                           827,474      690,851     600,364
--------------------------------------------------------------------------------------------------------------
Other operating income:
Income from precious metals (note 4)                                           50,930       37,910      22,637
Foreign exchange trading income (note 4)                                       91,028      111,572     102,571
Trading account profits and commissions (note 4)                               27,357       78,742      12,319
Investment securities gains, net (note 3)                                      14,971        1,295      11,232
Net gain (loss) on loans sold or held for sale                                  1,763         (843)     17,089
Commission income                                                              57,297       50,956      37,592
Equity in earnings of affiliate (note 7)                                       77,376       59,463      45,220
Other income                                                                   65,646       56,377      53,587
--------------------------------------------------------------------------------------------------------------
    Total other operating income                                              386,368      395,472     302,247
--------------------------------------------------------------------------------------------------------------
Other operating expenses:
Salaries                                                                      253,175      203,759     180,318
Employee benefits (note 13)                                                   142,358      143,748     113,813
Occupancy, net (notes 8 and 15)                                                55,425       48,161      45,301
Other expenses                                                                270,518      239,297     215,910
--------------------------------------------------------------------------------------------------------------
    Total other operating expenses                                            721,476      634,965     555,342
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    492,366      451,358     347,269
Income taxes (note 12)                                                        152,358      150,153      88,386
--------------------------------------------------------------------------------------------------------------
Net income                                                                 $  340,008   $  301,205  $  258,883
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Net income applicable to common stock                                      $  305,598   $  272,790  $  230,497
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Net income per common share:
  Primary                                                                       $5.79        $5.20       $4.42
  Fully diluted                                                                  5.61         5.05        4.32
Average common shares outstanding:
  Primary                                                                      52,736       52,466      52,204
  Fully diluted                                                                56,534       56,321      56,020
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

<F1> See accompanying notes to consolidated financial statements.

Republic New York Corporation
Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)                                                           1994         1993        1992
--------------------------------------------------------------------------------------------------------------
Cumulative Preferred Stock:
Balance at beginning of year                                               $  556,425    $ 556,425   $  456,925
  Issuance of 1,500,000 shares of adjustable rate cumulative preferred stock, series D in 1994 and 4,000,000 shares
    of $1.9375 cumulative preferred stock in 1992                             150,000           --      100,000
  Redemption of 678,500 shares of floating rate series B
    preferred stock in 1994 and repurchase of 10,000 shares
    in 1992                                                                   (33,925)          --         (500)
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                     $  672,500   $  556,425   $  556,425
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Common Stock:
Balance at beginning of year                                               $  263,516   $  260,951   $  260,227
  Net issuance under stock option, restricted stock and
    restricted stock election plans of 775,825 shares in 1994,
    513,028 shares in 1993 and 353,957 shares in 1992                           3,879        2,565        1,770
  Retirement of 857,941 shares in 1994 and 209,083 shares
    in 1992                                                                    (4,289)        -          (1,046)
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                     $  263,106   $  263,516   $  260,951
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Surplus:
Balance at beginning of year                                               $  459,713   $  447,691   $  448,303
  Cost of issuing preferred stock                                              (3,983)        -          (3,340)
  Net issuance of common stock under stock option,
    restricted stock and restricted stock election plans
    of 775,825 shares in 1994, 513,028 shares in 1993
    and 353,957 shares in 1992                                                 17,700       12,247       11,013
  Treasury stock transactions of affiliate                                       (326)        (225)         441
  Retirement of 857,941 common shares in 1994 and
    209,083 common shares in 1992                                             (35,451)         -        (8,726)
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                     $  437,653   $  459,713   $  447,691
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Retained Earnings:
Balance at beginning of year                                               $1,204,818   $  998,362   $  832,140
  Net income                                                                  340,008      301,205      258,883
  Foreign currency translation, net of taxes                                   16,812       (9,588)     (21,014)
  Dividends declared on common stock                                          (69,619)     (56,746)     (52,256)
  Dividends declared on issues of preferred stock                             (34,410)     (28,415)     (28,386)
  Allowance for unrealized loss on marketable equity
    securities                                                                   -             -          8,995
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                     $1,457,609   $1,204,818   $  998,362
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Net Unrealized Appreciation (Depreciation) on
  Securities Available for Sale, Net of Taxes:
Balance at beginning of year                                               $  262,750   $     -      $    -
  Unrealized appreciation (depreciation)                                     (735,276)     437,845        -
  Income tax (expense) benefit                                                281,046     (175,095)       -
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                                     $ (191,480)  $  262,750   $    -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity:
Balance at beginning of year                                               $2,747,222   $2,263,429   $1,997,595
  Net changes during year                                                    (107,834)     483,793      265,834

Balance at end of year                                                     $2,639,388   $2,747,222   $2,263,429
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

<F1> See accompanying notes to consolidated financial statements.

Republic New York Corporation
Consolidated Statements of Cash Flows

(In thousands)                                                                   1994         1993         1992
---------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                                                $   340,008  $   301,205  $   258,883
Adjustments to reconcile net income to net cash provided
  (used) by operating activities:
  Depreciation and amortization, net                                           58,120       48,337       30,829
  Provision for loan losses                                                    19,000       85,000      120,000
  Investment securities gains, net                                            (14,971)      (1,295)     (11,232)
  Net (gain) loss on loans sold or held for sale                               (1,763)         843      (17,089)
  Equity in earnings of affiliate                                             (77,376)     (59,463)     (45,220)
  Net (increase) decrease in trading accounts                                 561,111     (479,614)    (414,097)
  Net (increase) decrease in accounts receivable
    and accrued interest                                                      329,716   (1,494,586)     (46,121)
  Net increase (decrease) in accounts payable
    and accrued expenses                                                   (1,102,251)   1,390,159      244,611
  Other, net                                                                  (14,666)    (272,253)    (109,433)
---------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by operating activities                             96,928     (481,667)      11,131
---------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Net (increase) decrease in interest-hearing deposits with banks            (4,895,414)   5,948,015   (1,786,307)
Net increase in precious metals                                              (338,659)    (386,014)    (130,417)
Net (increase) decrease in federal funds sold and securities
  purchased under resale agreements                                         1,198,540     (817,191)  (1,494,728)
Net increase in short-term investments                                       (157,230)    (289,355)    (150,128)
Purchases of securities available for sale                                 (3,803,755)    (665,347)    (323,013)
Proceeds from sales of securities available for sale                        3,883,180      346,909         -
Proceeds from maturities of securities available for sale                   3,058,742         -            -
Purchases of securities held to maturity                                     (130,840)  (3,740,678)  (5,066,901)
Proceeds from sales of securities held to maturity                               -          89,150      609,538
Proceeds from maturities of securities held to maturity                       261,107    2,828,748    2,042,597
Net (increase) decrease in loans                                              119,360   (1,983,538)     109,710
Payment for purchase of Mase Westpac Limited,
  net of cash received                                                          -         (144,596)        -
Investment in affiliate                                                         3,805       19,477       17,312
---------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                             (781,164)   1,205,580   (6,172,337)
---------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Net increase (decrease) in deposits                                           (74,821)     893,418      719,253
Net increase (decrease) in short-term borrowings                              804,975   (1,663,448)   3,933,468
Net increase in due to factored clients                                        65,461       55,338       65,567
Proceeds from issuance of long-term debt                                      490,933      654,470    1,504,600
Repayment of long-term debt                                                  (492,003)    (580,071)    (712,781)
Proceeds from issuance of subordinated long-term debt                         200,000      250,000      750,000
Repayment of subordinated long-term debt                                      (66,000)    (108,750)     (20,000)
Net proceeds from issuance of cumulative preferred stock                      146,017         -          96,660
Repurchase of cumulative preferred stock                                      (33,925)        -            (500)
Repurchase of common stock                                                    (39,740)        -          (9,772)
Cash dividends paid                                                           (98,856)     (83,945)     (78,952)
Other, net                                                                     32,892        3,783         (485)
---------------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities                            934,933     (579,205)   6,247,058
  Effect of exchange rate changes on cash and due from banks                  (20,088)       1,214       (7,167)
  Net increase in cash and due from banks                                     230,609      145,922       78,685
  Cash and due from banks at beginning of year                                636,633      490,711      412,026
Cash and due from banks at end of year                                    $   867,242  $   636,633  $   490,711
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                              $ 1,268,041  $ 1,210,546  $ 1,265,460
    Income taxes                                                              105,364      157,252       55,376
  Transfers from securities available for sale to
    securities held to maturity                                             3,862,350         -           -
  Transfers from securities held to maturity to
    securities available for sale                                                -      12,318,395        -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

<F1> See accompanying notes to consolidated financial statements.

Republic National Bank of New York
Consolidated Statements of Condition
                                                                                                December 31,
                                                                                   -------------------------
(Dollars in thousands)                                                                    1994          1993
------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                            $   761,463   $   591,112
Interest-bearing deposits with banks                                                 9,905,448     5,174,561
Precious metals                                                                      1,412,178     1,109,840
Securities held to maturity (approximate market value of $3,375,558
  in 1994, and $965,293 in 1993)                                                     3,497,573       902,903
Securities available for sale (at approximate market value)                          4,232,483     9,857,210
------------------------------------------------------------------------------------------------------------
    Total investment securities                                                      7,730,056    10,760,113
Trading account assets                                                               2,532,409     l,151,296
Federal funds sold and securities purchased under resale agreements                  1,658,925     2,743,692
Loans (net of unearned income of $6,983 in 1994 and $45,249
  in 1993)                                                                           5,025,925     5,425,719
  Allowance for possible loan losses                                                  (234,520)     (233,124)
------------------------------------------------------------------------------------------------------------
    Loans, net                                                                       4,791,405     5,192,595
Customers' liability on acceptances                                                  1,514,129     1,134,294
Accounts receivable and accrued interest                                               858,491       614,501
Investment in affiliate (note 7)                                                       607,818       625,333
Premises and equipment                                                                 324,928       300,246
Other assets                                                                           314,011       328,455
------------------------------------------------------------------------------------------------------------
    Total assets                                                                   $32,411,261   $29,726,038
------------------------------------------------------------------------------------------------------------
Liabilities and Stockholder's Equity
Noninterest-bearing deposits:
  In domestic offices                                                              $ 1,318,865   $ 1,069,325
  In foreign offices                                                                   114,503       146,431
Interest-bearing deposits:
  In domestic offices                                                                4,106,384     4,255,497
  In foreign offices                                                                13,895,726    13,694,638
------------------------------------------------------------------------------------------------------------
    Total deposits                                                                  19,435,478    19,165,891
Trading account liabilities                                                          2,058,815       177,475
Short-term borrowings                                                                3,674,935     2,759,270
Acceptances outstanding                                                              1,517,342     1,137,636
Accounts payable and accrued expenses                                                  527,817     1,321,915
Other liabilities                                                                       63,181        86,193
Long-term debt                                                                       2,380,831     2,257,847
Subordinated long-term debt, primarily with parent                                     681,266       580,940
Stockholder's equity (note 19):
  Common stock, $100 par value 4,800,000 shares authorized;
     3,550,000 shares outstanding                                                      355,000       355,000
  Surplus                                                                            1,161,423     1,160,436
  Retained earnings                                                                    709,579       511,851
  Net unrealized appreciation (depreciation) on securities available
    for sale, net of taxes                                                            (154,406)      211,584
------------------------------------------------------------------------------------------------------------
    Total stockholder's equity                                                       2,071,596     2,238,871
------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholder's equity                                     $32,411,261   $29,726,038
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

<F1> See accompanying notes to consolidated financial statements.

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

A. Basis of Consolidation. The consolidated financial statements include the accounts of the Corporation and its subsidiaries, principally Republic National Bank of New York (the "Bank"), Republic Bank for Savings ("RBS"), Republic New York Securities Corporation and Republic Factors Corp. Invest-ments in affiliates which are less than majority-owned but more than 20% owned are accounted for by the equity method. Significant intercompany transactions are eliminated in consolidation.

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

Foreign currency amounts of foreign currency denominated assets and liabilities are generally sold/purchased under fixed forward contracts at prices which differ from cost. Such differences, which are considered pan of the interest yields, are reflected in net interest income ratably over the life of the contracts.

C. Statement of Cash Flows. For purposes of the Statement of Cash Flows the Corporation defines cash and cash equivalents as the Statement of Condition caption cash and due from banks.

D. Investment Securities. The Corporation designates an investment security as held to maturity or available for sale at the time of acquisition. The held to maturity classification includes debt securities, which are carried at amortized cost, that the Corporation has the positive intent and ability to hold to maturity. The available for sale classification includes debt and equity securities which are carried at fair value. Unrealized gains or losses on securities available for sale and derivative instruments used to hedge these securities are included as a separate component of stockholders' equity, net of tax effect. Gains or losses on sales of securities are recognized by the specific identification method and are recorded in investment securities gains, net.

The Corporation periodically reviews its intent with respect to securities available for sale and may redesignate these securities and related derivative instruments used as hedges as held to maturity. At the time of redesignation such securities are recorded at market value and any unrealized appreciation or depreciation existing with respect to the securities continues to be reported as a separate component of stockholders' equity and amortized to interest income over the life of the security.

Prior to the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", on December 3l, 1993, debt securities available for sale were carried at the lower of cost or market value in the aggregate with adjustments to the carrying value recorded as investment securities losses, net. Marketable equity securities were carried at the lower of cost or market value in the aggregate. The aggregate unrealized losses on marketable equity securities were included in a valuation allowance account and shown as a reduction of retained earnings.

E. Trading Account Assets/Liabilities. Securities included as trading account assets are held to benefit from short-term changes in market prices. Trading account securities and liabilities incurred in short-sale transactions are carried at market. Such liabilities are included in trading account liabilities. Premiums paid or received related to contracts that are marked to market are included in trading account assets or trading account liabilities, respectively. Gains and losses on trading account activities, including market value adjustments, are reported as trading account profits and commissions. Trading account loans are marked to market with the resultant gains or losses included in net gain (loss) on loans sold or held for sale. Interest income and interest expense on trading account assets and liabilities are included in net interest income.

F. Loans. Loans are carried at their principal amount outstanding, net of unearned income. Unearned income on discounted loans is accreted monthly into interest income.

Non-accrual loans are those loans (other than factor trade accounts receivable, consumer installment and residential mortgage loans) on which the accrual of interest ceases when principal or interest payments are past due 90 days or more. A loan may be placed on a non-accrual status prior to the 90 day period if, in management's opinion, conditions warrant. When a loan is placed on a non-accrual basis all accrued interest receivable is reversed and charged against current interest income. Thereafter, interest income on non-accrual loans is recorded only when received in cash.

Residential mortgage loans are placed on non-accrual status when the mortgagor is in bankruptcy or foreclosure proceedings are instituted. Any accrued interest receivable remains in interest income as an obligation of the borrower. The Corporation charges off any consumer installment loan which is past due 90 days or more.

G. Derivative Products. The Corporation's use of derivatives includes futures, forwards, swaps, caps, floors and options in the interest rate, foreign exchange, equity, and precious metals commodity markets. The Corporation uses these instruments for trading and to assist in its asset and liability management activities which include hedging.

On January l, 1994, the Corporation adopted Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", ("FIN No. 39"). FIN No. 39 requires, among other things, that unrealized gains and losses on forward, swap, option and other conditional or exchange contracts be reported on a gross basis except when a legally enforceable netting agreement with a counterparty exists. Prior to the adoption of FIN No. 39, the Corporation followed the industry practice of netting gains and losses. The Corporation has elected not to restate prior years under this interpretation because the resulting impact is not considered to be material.

Derivatives that are used for trading or to hedge other trading instruments are carried on a mark-to-market basis with resultant gains and losses included in trading account profits and commissions, foreign exchange trading income and income from precious metals. Unrealized gains and option premiums paid are included in trading account assets. Unrealized losses and option premiums received are included in trading account liabilities. In valuing such contracts, the Corporation considers potential credit costs, tenor, future servicing costs, future capital costs and transaction hedging costs which are recognized over the life of the contracts.

Foreign exchange trading positions are revalued monthly by pricing spot foreign exchange and forward contracts for foreign exchange at prevailing market rates.

Precious metals activities include arbitrage, purchases and sales of precious metals for forward delivery, options on precious metals and precious metals lending and borrowing. Precious metals, outstanding open positions in contracts for forward delivery, option contracts and precious metals loans and borrowings are revalued monthly at prevailing market rates. Precious metals interest arbitrage balances are recorded at cost, with the difference of the fixed forward contract price over cost accreted into income from precious metals ratably over the life of the contract.

The Corporation enters into interest rate and foreign currency swap and option transactions as part of its asset and liability management activities, including hedging activities. Derivative transactions executed as part of the Corporation's asset-liability management are accounted for on an accrual basis in the interest income or expense of the related asset or liability. The notional amount of contracts used in asset and liability management are recorded as off-balance-sheet transactions. The net settlements on such transactions are accrued as an adjustment to interest income or expense over the lives of the agreements. Gains or losses on terminated derivative contracts used as hedges of non-trading assets or liabilities are deferred and amortized into interest income or interest expense over the life of the original hedge.

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

I. Income Taxes. The Corporation files a consolidated Federal income tax return and records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax conse-quences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period the change occurs. The earnings of the Corporation's foreign subsidiaries were not subject to U.S. income taxes for taxable years beginning prior to 1987, except to the extent that they were remitted as dividends. The undistributed earnings prior to 1987 of the Corporation's foreign subsidiaries are expected to be reinvested indefinitely in the subsidiaries' operations; accordingly, no taxes have been provided on such undistributed earnings.

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

K. Reclassification. Certain amounts from prior years have been reclassified to conform with 1994 classifications.

2. Acquisition of Mase Westpac Limited

On December 31, 1993, the Corporation's wholly-owned subsidiary, the Bank, completed the acquisition of Mase Westpac Limited, now known as Republic Mase Limited ("Republic Mase"). The transaction was accounted for as a purchase and, as such, the assets and liabilities of Republic Mase were recorded at their estimated fair values. The excess of cost over the net assets acquired, goodwill, amounted to approximately $54 million at December 31, 1994 and is being amortized to expense on a straight-line basis over a period of 15 years. Republic Mase's assets of approximately $1.4 billion are included in the Corporation's statement of condition at December 31, 1993. The purchase of Republic Mase had no effect on the Corporation's results of operations for 1993.

Significant assets and liabilities acquired from Republic Mase at December 31, 1993, were as follows:


                                                              December 31,
(In thousands)                                                        1993
--------------------------------------------------------------------------
Assets:
  Interest-bearing deposits with banks                            $388,852
  Precious metals                                                  312,315
  Securities available for sale                                    339,409
  Loans                                                            266,775
Liabilities:
  Deposits                                                         809,077
  Short-term borrowings                                            200,065
--------------------------------------------------------------------------
--------------------------------------------------------------------------

3. Investment Securities

The following table presents information related to the Corporation's portfolio of securities held to maturity and available for sale at respective year ends.

                                                                                                             1994
                                                                 ------------------------------------------------
                                                                                                        Estimated
                                                                      Book      Gross Unrealized           Market
                                                                              --------------------
(In thousands)                                                       Value      Gains     (Losses)          Value
-----------------------------------------------------------------------------------------------------------------
Securities held to maturity:
U.S. Government and federal agency obligations                  $5,263,639    $11,323    $(324,932)    $4,950,030
Obligations of U.S. states and political subdivisions              624,033     24,624      (22,390)       626,267
Interest rate swaps                                                   -        37,951         -            37,951
-----------------------------------------------------------------------------------------------------------------
                                                                $5,887,672    $73,898    $(347,322)    $5,614,248
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                                                             1994
                                                                -------------------------------------------------
                                                                 Amortized     Gross Unrealized       Book/Market
                                                                             ---------------------
(In thousands)                                                     Cost         Gains     (Losses)          Value
-----------------------------------------------------------------------------------------------------------------
Securities available for sale:
U.S. Government and federal agency obligations                  $2,276,964   $  6,367    $ (99,940)    $2,183,391
Domestic debt securities                                           516,608      6,835       (4,237)       519,206
Foreign debt securities                                          2,300,666     35,314      (82,138)     2,253,842
Equity securities                                                  581,933      8,331      (47,751)       542,513
Interest rate swaps                                                   -        53,104         -            53,104
-----------------------------------------------------------------------------------------------------------------
                                                                $5,676,171   $109,951    $(234,066)    $5,552,056
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                                                             1993
                                                                 ------------------------------------------------
                                                                                                        Estimated
                                                                      Book      Gross Unrealized           Market
                                                                              --------------------
(In thousands)                                                       Value      Gains     (Losses)          Value
-----------------------------------------------------------------------------------------------------------------
Securities held to maturity:
U.S. Government and federal agency obligations                  $1,357,279    $35,309      $(2,969)    $1,389,619
Obligations of U.S. states and political subdivisions              584,302     64,161         (378)       648,085
Other                                                               51,266        -           (165)        51,101
-----------------------------------------------------------------------------------------------------------------
                                                                $1,992,847    $99,470      $(3,512)    $2,088,805
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                                                             1993
                                                               --------------------------------------------------
                                                                 Amortized      Gross Unrealized      Book/Market
                                                                             ---------------------
(In thousands)                                                     Cost         Gains     (Losses)          Value
-----------------------------------------------------------------------------------------------------------------
Securities available for sale:
U.S. Government and federal agency obligations                 $ 9,515,080   $316,706    $  (6,457)   $89,825,329
Other bonds, debentures and redeemable preferred stocks          2,676,306    172,390      (30,496)     2,818,200
Equity securities                                                  371,639     15,879         (330)       387,188
Interest rate swaps                                                   -          -         (73,771)        (73,77)
-----------------------------------------------------------------------------------------------------------------
                                                               $12,563,025   $504,975    $(111,054)   $12,956,946
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

The following table presents information for investments in securities held to maturity and securities available for sale at December 31, 1994, based on scheduled maturities. Actual maturities can be expected to differ from scheduled maturities due to prepayment or early call privileges of the issuer.


                                                                      Held To Maturity           Available For Sale
                                                                -------------------------     ------------------------
                                                                    Book      Estimated       Amortized    Book/Market
(In thousands)                                                     Value     Market Value        Cost         Value
----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                         $    5,339    $    5,408      $1,005,825    $1,004,936
Due after one years through five years                              13,976        15,088       1,112,983     1,115,527
Due after five years through ten years                             114,845       122,578         267,622       262,974
Due after ten years                                                489,873       483,193       1,179,502     1,095,380
Mortgage-backed securities                                       5,263,639     4,950,030       2,110,239     2,020,135
Interest rate swaps                                                   -           37,951          -             53,104
----------------------------------------------------------------------------------------------------------------------
                                                                $5,887,672    $5,614,248      $5,676,171    $5,552,056
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Mortgage-backed securities included in the table above in held to maturity and available for sale have estimated average lives, based on current market conditions, of approximately 10.1 years and 7.0 years, respectively. Mortgage-backed securities held to maturity includes a mark-to-market writedown of $93,629,000 that is reported in the separate component of stockholders' equity related to securities that were transferred from available for sale.

The following table presents the components of net investment security gains and losses attributable to securities held to maturity and securities available for sale in 1994.

                                                                                                           1994
                                                                        ---------------------------------------
                                                                          Gross            Gross            Net
(In thousands)                                                            Gains          (Losses)         Gains
---------------------------------------------------------------------------------------------------------------
Securities held to maturity:
  Maturities, calls and mandatory redemptions                           $  3,294         $    (222)       3,072
  Sales of securities                                                       --               --           --

Securities available for sale:
  Sales of securities                                                    129,074          (1l7,846)      11,228
  Maturities, calls and mandatory redemptions                                716               (45)         671
---------------------------------------------------------------------------------------------------------------
                                                                        $133,084         $(118,113)     $14,971
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

The following table presents the components of net investment security gains and losses for 1993 and 1992.


(In thousands)                                                                              1993           1992
---------------------------------------------------------------------------------------------------------------
Gross gains on:
  Sales of securities                                                                     $  5,646     $ 28,577
  Maturities, calls and mandatory redemptions                                                8,124        3,196

Gross losses on:
  Sales of securities                                                                      (11,042)     (18,284)
  Maturities, calls and mandatory redemptions                                               (1,433)      (2,257)
---------------------------------------------------------------------------------------------------------------
                                                                                          $  1,295     $ 11,232
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

Investment securities having a carrying value of approximately $1.5 billion at December 31, 1994, were pledged to secure public deposits, short-term borrowings and for other purposes required or permitted by law.

4. Precious Metals, Trading Account Assets and Trading Account Liabilities

The following table sets forth the Corporation's precious metals trading account and the composition of trading account assets and trading account liabilities at respective year ends.


(In thousands)                                                                                1994        1993
--------------------------------------------------------------------------------------------------------------
Precious metals                                                                         $1,456,269  $1,117,610
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Trading account assets:
  U.S. Government obligations                                                           $  556,980  $  642,662
  U.S. Government agency obligations                                                       100,472     154,794
  Other, primarily foreign bonds                                                           279,967     384,637
  Unrealized gains on derivative financial instruments                                   1,606,218      12,536
--------------------------------------------------------------------------------------------------------------
                                                                                        $2,543,637  $1,194,629
--------------------------------------------------------------------------------------------------------------
Trading account liabilities:
  Securities sold, not yet purchased                                                    $   29,000  $  111,020
  Payables for precious metals                                                             433,162        -
  Unrealized losses on derivative financial instruments                                  1,625,432      66,455
--------------------------------------------------------------------------------------------------------------
                                                                                        $2,087,594  $  177,475
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

Trading income is generated from the Corporation's participation in the foreign exchange and precious metals markets and by its activities as an international dealer in other derivative contracts, including interest rate swaps, and from trading securities. The Corporation reports the net trading income from each of these activities, which includes mark-to-market adjustments and any related direct trading expenses, on the statement of income as foreign exchange trading income, income from precious metals and trading account profits and commissions, respectively.

The following table presents net trading income related to the Corporation's trading activities for each of the last three years.

(In thousands)                                                            1994         1993        1992
-------------------------------------------------------------------------------------------------------
Income from precious metals                                           $ 50,930     $ 37,910    $ 22,637
Foreign exchange trading income                                         91,028      111,572     102,571
Trading account profits and commissions:
  Debt securities and loans                                            (10,276)      20,021      11,978
  Interest rate futures, forwards and swaps, and
   commodity and equity contracts                                       37,633       58,721         341
-------------------------------------------------------------------------------------------------------
                                                                        27,357       78,742      12,319
-------------------------------------------------------------------------------------------------------
Total trading income                                                  $169,315     $228,224    $137,527
-------------------------------------------------------------------------------------------------------

The following table presents information related to the fair value, after the effect of netting agreements, which is also the carrying value, of derivative instruments held for trading purposes.

                                                                   Average Fair            Fair Value
                                                                   Value During               at
                                                                       1994             December 31, 1994
                                                                  -----------------------------------------
                                                                      Assets
(In thousands)                                                    (Liabilities)        Assets   Liabilities
-----------------------------------------------------------------------------------------------------------
Interest rate:
  Futures and forwards                                               $  19,602     $   33,153    $   29,839
  Swaps                                                                161,197        354,431       202,253
  Options written                                                     (408,343)          -          241,455
  Options purchased                                                    308,838        231,123          -
-----------------------------------------------------------------------------------------------------------
                                                                     $  81,294      $ 618,707    $  473,547
-----------------------------------------------------------------------------------------------------------
Foreign exchange:
  Spot, swaps, futures and forwards                                  $  12,733     $  619,641    $  664,125
  Options written                                                     (225,563)          -          378,238
  Options purchased                                                    232,848        367,870           -
-----------------------------------------------------------------------------------------------------------
                                                                     $  20,018      $ 987,511    $1,042,363
-----------------------------------------------------------------------------------------------------------
Other-principally precious metals:
  Swaps, futures and forwards                                        $  (1,037)     $  45,662    $   71,064
  Options written                                                      (56,592)          -           38,458
  Options purchased                                                     58,885         45,990           -
-----------------------------------------------------------------------------------------------------------
                                                                     $   1,256      $  91,652    $  109,522
-----------------------------------------------------------------------------------------------------------

<F1>
For additional information on derivative instruments see Notes 16 and 17.

5. Loans

The following table sets forth the composition of the Corporation's loan portfolio at respective year ends.


(In thousands)                                                                   1994         1993
--------------------------------------------------------------------------------------------------
Domestic:
  Real estate - residential mortgage                                       $l,245,500   $1,310,718
  Real estate - commercial                                                  1,813,878    l,854,377
  Banks and other financial institutions                                       83,010        7,384
  Broker loans                                                                559,019      678,490
  Commercial and industrial                                                 2,242,124    2,152,691
  Individuals                                                                 106,195       90,218
  All other                                                                    11,810       16,915
Foreign                                                                     2,899,063    3,492,590
--------------------------------------------------------------------------------------------------
                                                                            8,960,599    9,603,383
  Less unearned income                                                        (47,109)     (94,825)
--------------------------------------------------------------------------------------------------
Loans, net of unearned income                                              $8,913,490   $9,508,558
--------------------------------------------------------------------------------------------------

6. Allowance for Possible Loan Losses

The Corporation's allowance for possible loan losses is determined by management based on previous loan loss experience, prevailing and anticipated economic conditions and the composition of the loan portfolio, all of which are continuously reviewed. The allowance is viewed by management to be an adequate, single, unallocated reserve, available for potential loan losses. To comply with regulatory reporting requirements, management has allocated the allowance for possible loan losses between domestic and foreign components. By such allocation, management does not intend to imply that future chargeoffs will necessarily follow the same pattern or that any portion of such allowance is restricted in any way.

Changes in the Corporation's allowance for possible loan losses applicable to domestic and foreign operations for each of the years in the three-year period ended December 31, 1994 were as follows:


                                              1994                           1993                           1992
                      ----------------------------   ----------------------------   ----------------------------
(In thousands)        Domestic   Foreign     Total   Domestic   Foreign     Total   Domestic   Foreign     Total
----------------------------------------------------------------------------------------------------------------
Balance, Jan. 1       $189,499  $122,356  $311,855   $161,699  $ 79,321  $241,020   $100,842  $126,612  $227,454
Provision               16,000     3,000    19,000     55,000    30,000    85,000    140,000   (20,000)  120,000
----------------------------------------------------------------------------------------------------------------
                       205,499   125,356   330,855    216,699   109,321   326,020    240,842   106,612   347,454
----------------------------------------------------------------------------------------------------------------
Charge-offs            (27,200)  (17,355)  (44,555)   (46,170)  (12,731)  (58,901)   (90,374)  (20,257) (110,631)
Recoveries              13,588    12,639    26,227     18,673     5,726    24,399     10,467     1,014    11,481
Net (charge-offs)
  recoveries of
  restructuring
  countries debt          --       6,899     6,899       --      21,238    21,238       --      (6,642)   (6,642)
----------------------------------------------------------------------------------------------------------------
  Net (charge-offs)
    recoveries         (13,612)    2,183   (11,429)   (27,497)   14,233   (13,264)   (79,907)  (25,885) (105,792)
Allowance of acquired
  companies               --        --        --          297      --         297        764      --         764
Translation
  adjustment              --        (206)     (206)      --      (1,198)   (1,198)      --      (1,406)   (1,406)
----------------------------------------------------------------------------------------------------------------
Balance, Dec. 31      $191,887  $127,333  $319,220   $189,499  $122,356  $311,855   $161,699  $ 79,321  $241,020
----------------------------------------------------------------------------------------------------------------

The following table presents the book balances of the Corporation's non-accrual and restructured loans (excluding consumer installment loans) at respective year ends.

(In thousands)                                                            1994         1993        1992
-------------------------------------------------------------------------------------------------------
Domestic                                                               $43,392     $ 48,084    $ 49,929
Foreign restructuring countries                                           --         33,853      42,123
Foreign - other                                                         14,734       12,956      38,276
-------------------------------------------------------------------------------------------------------
Non-accrual loans                                                       58,126       94,893     130,328
Restructured loans                                                      28,330       63,008      58,458
-------------------------------------------------------------------------------------------------------
                                                                       $86,456     $157,901    $188,786

The following table presents the effect of non-accrual and restructured loans on interest income for each of the years in the three-year period ended December 31, 1994.

(In thousands)                                                                      1994        1993        1992
----------------------------------------------------------------------------------------------------------------
Gross amount of interest that would have been earned at original contract rates:
  Domestic                                                                       $ 7,430     $11,321     $ 4,810
  Foreign                                                                          2,713       6,685       8,863
----------------------------------------------------------------------------------------------------------------
                                                                                 $10,143     $18,006     $13,673
----------------------------------------------------------------------------------------------------------------
Actual amount recorded as interest income:
  Domestic                                                                       $ 3,318     $ 7,368     $ 1,672
  Foreign                                                                            318       1,654       2,226
----------------------------------------------------------------------------------------------------------------
                                                                                 $ 3,636     $ 9,022     $ 3,898
----------------------------------------------------------------------------------------------------------------
Foregone interest income:
  Domestic                                                                       $ 4,112     $ 3,953     $ 3,138
  Foreign                                                                          2,395       5,031       6,637
----------------------------------------------------------------------------------------------------------------
                                                                                 $ 6,507     $ 8,984     $ 9,775
----------------------------------------------------------------------------------------------------------------

7. Investment in Affiliate

In 1988, the Corporation established Safra Republic Holdings S.A. ("Safra Republic"), a Luxembourg holding company, to which the Bank contributed its European banking subsidiaries in Switzerland, Luxembourg, France, Guernsey and Gibraltar. The Corporation, Saban S.A. (see Note 18), a Panamanian holding company wholly-owned by Mr. Edmond J. Safra, and international investors own approximately 48.8%, 20.7% and 30.5%, respectively, of the outstanding common shares of Safra Republic at December 31, 1994.

The following table presents summary financial data for Safra Republic at December 31, 1994 and 1993 and for each of the years then ended.

(In thousands)                                                                         1994          1993
---------------------------------------------------------------------------------------------------------
Total assets                                                                    $12,510,242   $11,349,966
Total deposits                                                                    9,363,840     7,344,562
Total shareholders' equity                                                        1,246,353     1,280,755
Operating revenue                                                                   816,887       789,490
Net income                                                                          158,575       121,595
---------------------------------------------------------------------------------------------------------
</TABLE

8. Promises and Equipment

A summary of the Corporation's premises and equipment at respective year ends follows.


(In thousands)                                                                         1994          1993
---------------------------------------------------------------------------------------------------------
Premises                                                                          $ 464,412     $ 434,264
Equipment                                                                           146,122       127,268
---------------------------------------------------------------------------------------------------------
                                                                                    610,534       561,532
Less accumulated depreciation and amortization                                     (182,517)     (161,906)
---------------------------------------------------------------------------------------------------------
                                                                                  $ 428,017     $ 399,626

Other operating expenses included depreciation and amortization of $37.2 million in 1994, $32.5 million in 1993 and $27.6 million in 1992. The estimated useful lives are 10 to 50 years for premises and 3 to 10 years for equipment.

9. Short-Term Borrowings

The following table presents the Corporation's short-term borrowings at respective year ends.

(In thousands)                                                                         1994         1993
--------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under repurchase agreements          $  987,110   $  999,149
Commercial paper                                                                    979,390      881,74l
Other borrowings                                                                  3,002,894    2,283,529
--------------------------------------------------------------------------------------------------------
                                                                                 $4,969,394   $4,164,4l9

Federal funds purchased generally mature one business day following the sale date. Securities sold under repurchase agreements and commercial paper generally mature within 30 days and 90 days, respectively, from the related dates of sale. Other borrowings generally mature within twelve months.

On March 8, 1994, the Bank received the net proceeds from the public sale, on March 1, 1994, of $1.0 billion principal amount of 4.30% Notes due March 8, 1995. The Notes are not redeemable prior to maturity and are unsecured and, except with respect to domestic deposits, are unsubordinated debt obligations of the Bank. The net proceeds from the sale have been used for the general banking business of the Bank and are included in the table above as other borrowings.

The Corporation has $170 million of lines of credit outstanding to support its commercial paper program, for which it has authority to issue up to $2.5 billion of such borrowings.

10. Long-Term Debt

The following tables present a summary of long-term debt and subordinated long-term debt and perpetual capital notes at respective year ends.

Long-Term Debt:
(In thousands)                                                                          1994        1993
---------------------------------------------------------------------------------------------------------
Republic New York Corporation:
  8 3/8% Notes due May l, 1996                                                    $  100,000   $  100,000
  8 3/8% Debentures due February 15, 2007                                            100,000      100,000
---------------------------------------------------------------------------------------------------------
                                                                                     200,000      200,000
---------------------------------------------------------------------------------------------------------
Republic National Bank of New York:
  Floating Rate Notes due March 21, 1994                                                --        100,000
  5.20% Notes due January 17, 1995                                                   250,000      250,000
  5 3/4% Notes due February 1, 1995                                                  500,000      500,000
  6.40% Notes due April 15, 1995                                                     200,000      200,000
  4.90% Notes due July 27, 1995                                                      100,000      100,000
  New Zealand Dollar Floating Rate Notes due August 4, 1995 (5.33%) <F1>              54,600       54,600
  4 3/4% Notes due October 15,1995                                                   191,000      191,000
  LIBOR Accrual Notes due February 2, 1996 (0%) (F1>                                  20,100         --
  Other long-term debt                                                                17,911       18,885
---------------------------------------------------------------------------------------------------------
                                                                                   1,333,611    1,414,485
---------------------------------------------------------------------------------------------------------
Collateralized repurchase agreements:
  Republic National Bank of New York                                               1,047,220      843,362
  Republic Bank for Savings                                                             --        125,028
---------------------------------------------------------------------------------------------------------
  Total collateralized repurchase agreements                                       1,047,220      968,390
---------------------------------------------------------------------------------------------------------
                                                                                  $2,580,831   $2,582,875
---------------------------------------------------------------------------------------------------------

<F1> The rates in effect at December 31, 1994 for floating rate issues are shown in parentheses.

On January 20, 1994, the Bank sold, in a public offering, $100 million principal amount of LIBOR Accrual Notes due February 2, 1996. The notes are unsecured obligations of the Bank and are subordinate in right of payment to deposits. Interest on the notes is payable quarterly in arrears and is determined by a formula based on certain benchmark money market rates. The interest rate on the notes for any interest period; will not be less than 0% per annum. In a privately negotiated transaction in May 1994, the Bank repurchased $79.9 million principal amount of the notes at par and recorded a gain of $2.4 million on the termination of a designated interest rate swap.

The New Zealand Dollar Floating Rate Notes were sold in a public offering in 1992 and are not redeemable prior to maturity. The applicable interest rate is determined semi-annually by reference to the relevant rate of certain six-month instruments. Under certain conditions, holders of the notes may elect to convert irrevocably to a fixed interest rate. The Bank entered into an interest rate and currency exchange agreement that converted the Bank's payment obligations on such notes into U.S. dollars.

All other outstanding notes of the Bank were issued under an authorization by its Board of Directors which allows for an aggregate of up to $7 billion of such obligations to be outstanding at any time. All such outstanding notes of the Bank are unsecured debt obligations and are not subject to redemption prior to maturity.

Collateralized repurchase agreements consist of securities repurchase agreements with initial maturities exceeding one year

All of the outstanding long-term notes and debentures of the Corporation are direct unsecured obligations and are not subordinated in right of payment to any other unsecured indebtedness of the Corporation.

On October 31, 1994, the Bank established a $5.0 billion Global Bank Note Program (the "Program") authorizing the periodic sale, globally, of notes (the "Notes") by the Bank, including through its overseas branches. A group of major international securities dealers will participate in the offerings pursuant to the Program. Notes may be issued for any maturity of 30 days or more, subject to regulatory compliance. Notes may be denominated in various currencies, may pay a fixed or floating rate based on one or more indices and unless otherwise specified will be issued only in minimum denominations of $150,000 and integral multiples of $1,000 in excess thereof. The Notes are direct, unconditional and unsecured general obligations of the Bank, do not evidence deposits and are not insured by the FDIC. Notes to be issued as part of the program have been accepted for listing on the Luxembourg Stock Exchange. At December 31, 1994, no Notes had been issued under this Program.

The Corporation and the Bank are obligated with respect to the above long-term debt to make aggregate principal payments in each of the next five years as follows: $1.447 billion in 1995, $340 million in 1996, $184 million in 1997, $56 million in 1998 and $1.7 million in 1999.

Subordinated Long-Term Debt and Perpetual Capital Notes:
(In thousands)                                                                            1994         1993
-----------------------------------------------------------------------------------------------------------
Republic New York Corporation:
  9 1/2% Subordinated Notes due July 1,2000                                         $  100,000   $  100,000
  9 3/4% Subordinated Notes due December 1, 2000                                       100,000      100,000
  7 7/8% Subordinated Notes due 2001                                                   100,000      100,000
  8.25% Subordinated Notes due 2001                                                    150,000      l50,000
  8 7/8% Subordinated Notes due 2001                                                   100,000      100,000
  7 3/4% Subordinated Notes due May 15,2002                                            150,000      150,000
  7 1/4% Subordinated Notes due July 15, 2002                                          250,000      250,000
  Floating Rate Subordinated Notes due August 2002 (5.6665%)<F2>                       100,000      l00,000
  Floating Rate Subordinated Notes due October 2002 (5.6275%)<F2>                      150,000      150,000
  Subordinated Floating Rate Yield Curve Notes due 2002 (7.0875%)<F2>                  100,000      100,000
  5 7/8% Subordinated Notes due 2008                                                   250,000      250,000
  7 3/4% Subordinated Notes due 2009                                                   200,000         --
  9.70% Subordinated Notes due February 1.2009                                         150,000      150,000
  Floating Rate Subordinated Notes due July 2010                                          --         66,000
  9 1/2% Subordinated Debentures due April 15, 2014                                    150,000      150,000
  9 1/8% Subordinated Notes due 2021                                                   100,000      100,000
  9.30% Subordinated Notes due 2021                                                    100,000      l00,000
  Perpetual Capital Notes (5.50%)* <F2><F1>                                            150,000      150,000
-----------------------------------------------------------------------------------------------------------
                                                                                     2,400,000    2,266,000
Republic National Bank of New York:
  Other subordinated long-term debt                                                      6,266        5,940
-----------------------------------------------------------------------------------------------------------
                                                                                    $2,406,266   $2,271,940
-----------------------------------------------------------------------------------------------------------

<F1> *These notes are redeemable prior to maturity.
<F2> The rates in effect at December 31, 1994 for floating rate issues are shown in parentheses.

The Corporation's outstanding issues of subordinated notes and debentures are all direct unsecured obligations of the Corporation. Interest rates on subordinated floating rate note issues are determined quarterly or semi-annually by formulas based on certain money market rates and are subject to minimum rates of 5% per annum for the Floating Rate Subordinated Notes due 2002.

The Corporation redeemed all of the outstanding Floating Rate Subordinated Notes due 2010 on January 22, 1994. In connection with the early extinguishment of this instrument, the Corporation provided for a loss of $422,000 in 1993 when the retirement was announced.

On May 7, 1993, a shelf registration statement became effective pursuant to which the Corporation may issue, from time to time in public offerings, debt securities, warrants on debt securities, currency warrants, stock-index warrants, other warrants, preferred stock, depositary shares representing preferred stock, preferred stock warrants or common stock warrants. Such securities may be offered separately or together, in one or more series, up to an aggregate of initial public offering prices of $1.0 billion. At December 31, 1994, an aggregate of $600 million principal amount of outstanding debt securities and preferred stock had been issued pursuant to such registration statement.

On May 12, 1994, the Corporation sold, in a public offering, $200 million principal amount of 7 3/4% Subordinated Notes due 2009. The Notes are not redeemable prior to maturity. The Notes are direct unsecured general obligations of the Corporation and are subordinated to all present and future senior indebtedness of the Corporation. The net proceeds received by the Corporation from the sale of the Notes were used for general corporate purposes.

The Corporation's $150 million principal amount of Putable (or Perpetual) Capital Notes (the "PCNs") are a component of total qualifying capital under applicable risk-based capital rules. The principal amount of each PCN will be payable as follows: (1) at the option of the holder on the put date in each year commencing in 2012, PCNs may be exchanged for securities that constitute permanent primary capital securities (the "capital securities") for regulatory purposes, (2) at the option of the Corporation on 90 days prior notice, the PCNs may be either (i) redeemed on the specified redemption date, in whole, for cash and at par, but only with the proceeds of a substantially concurrent sale of capital securities issued for the purpose of such redemption or (ii) exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNs, and, in each case, the payment of accrued interest in cash or (3) in the event that the sum of the Corporation's consolidated retained earnings and surplus accounts becomes less than zero, the PCNs will automatically be exchanged, in whole, for capital securities having a market value equal to the principal amount of the PCNs and the payment of accrued interest in cash.

The PCNs are unsecured and subordinated in right of payment to all senior indebtedness of the Corporation. The interest rate for each six-month interest period is determined by a formula based on certain money market rates.

The Corporation and the Bank is obligated with respect to the above subordinated long-term debt to make principal payments of $6.3 million within the next five years.

11. Preferred Stock

The Corporation's authorized preferred stock is 20 million shares. The following table presents information related to the Corporation's issues of preferred stock outstanding at respective year ends.

                                                                             Dividend
                                                                Shares        Rate at                     Amount
                                                           Outstanding    December 31,               Outstanding
                                                           -----------    -----------     ----------------------
Dollars in thousands)                                             1994           1994         1994          1993
----------------------------------------------------------------------------------------------------------------
6,000,000 Depositary shares each representing a
  one-fourth interest in a share of adjustable rate
  Cumulative Preferred Stock, Series D ($100 stated value)   1,500,000           6.20%    $150,000      $  --
$1.9375 Cumulative Preferred Stock ($25 stated value)        4,000,000           7.75%     100,000       100,000
$3.375 Cumulative Convertible Preferred Stock
  ($50 stated value)                                         3,450,000           6.75%     172,500       172,500
Cumulative Floating Rate Series B
  ($50 stated value)                                             --                --         --          33,925
Dutch Auction Rate Transferable Securities Preferred
  Stock ("DARTS (TM)")
  Series A ($100,000 stated value)                                 625           5.09%      62,500        62,500
  Series B ($100,000 stated value)                                 625           4.40%      62,500        62,500
Remarketed Preferred ("RP")
  ($100,000 per share liquidation preference)                      750      4.35-5.25%      75,000        75,000
Money Market Cumulative Preferred ("MMP")
  ($100,000 per share liquidation preference)                      500           4.59%      50,000        50,000
----------------------------------------------------------------------------------------------------------------
                                                             8,952,500                    $672,500       $56,425
----------------------------------------------------------------------------------------------------------------

For the purpose of regulatory risk-based capital requirements, all of the Adjustable Rate Cumulative Preferred Stock, Series D, the Cumulative Preferred Stock and the Cumulative Convertible Preferred Stock qualify as Tier 1 capital.

On May 23, 1994, under an existing shelf registration statement, the Corporation sold in a public offering 6,000,000 depositary shares, each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D ($100 Stated Value) (the "Series D Stock"). The dividend rate on the Series D Stock is determined quarterly, by reference to a formula based on certain benchmark market rates, but will not be less than 4 1/2% or more than 10 1/2% per annum for any applicable dividend period. The dividend rate in effect for the period ended December 31, 1994, was 6.20%. The Series D Stock will be redeemable, in whole or in part, at the option of the Corporation on or after July 1, 1999 at $100 per share (which is equivalent to $25 per depositary share) plus accrued and unpaid dividends to the redemption date. The net proceeds were used for general corporate purposes including the redemption by the Corporation of all 678,500 outstanding shares of its Cumulative Floating Rate Series B Preferred Stock at the stated value of $50.00 per share.

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

Dividend rates for each dividend period are set pursuant to an auction procedure for the DARTS (TM) and the MMP, and by a remarketing through the remarketing agent for the RP. The maximum applicable dividend rates on the shares of DARTS (TM), RP and MMP range from 110% to 175% of the 60-day "AA" composite commercial paper rate.

DARTS (TM) of each series are redeemable in whole or in part, at the option of the Corporation, at $100,000 per share plus accrued and unpaid dividends to the redemption date. DARTS (TM) are also redeemable, at the option of the Corporation, on any dividend payment date for such series, in whole but not in part, at a redemption price of $100,000 per share plus the payment of accrued and unpaid dividends, if the applicable rate for such series fixed with respect to the dividend period for such series ending on such dividend payment date equals or exceeds the 60-day "AA" composite commercial paper rate on the date of determination of such applicable rate.

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

12. Income Taxes

The Corporation adopted SFAS No. 109 on January 1, 1993. The Corporation had previously accounted for income taxes under SFAS No. 96. The cumulative effect of this change in accounting, determined as of January 1, 1993, was immaterial to the consolidated financial statements. Prior years financial statements have not been restated to apply the provisions of SFAS No. 109.

Total income tax expense (benefit) for the years ended December 31, 1994 and 1993 was allocated as follows:

(In thousands)                                                                                      1994        1993
--------------------------------------------------------------------------------------------------------------------
Income from operations                                                                         $ 152,358    $150,153
Stockholders' equity:
  Net unrealized appreciation (depreciation) on securities available for sale, net of taxes     (281,046)    175,095
  Foreign currency translation, net                                                                1,067      (8,653)
--------------------------------------------------------------------------------------------------------------------
                                                                                               $(127,621)   $316,595
--------------------------------------------------------------------------------------------------------------------


The components of the Corporation's consolidated income tax expense from operations were as follows:

(In thousands)                                                           1994         1993        1992
------------------------------------------------------------------------------------------------------
Current Tax Expense:
  Federal                                                            $ 53,093     $129,856     $58,524
  Foreign                                                              21,138       27,980      13,524
  State and other                                                       8,837       34,085      17,848
------------------------------------------------------------------------------------------------------
                                                                       83,068      191,921      89,896
------------------------------------------------------------------------------------------------------
Deferred Tax Expense (Benefit):
  Federal                                                              62,194      (29,312)      2,790
  State and other                                                       7,096      (12,456)     (4,300)
------------------------------------------------------------------------------------------------------
                                                                       69,290      (41,768)     (1,510)
------------------------------------------------------------------------------------------------------
                                                                     $152,358     $150,153     $88,386
------------------------------------------------------------------------------------------------------

The principal sources of deferred income taxes attributable to income from operations in 1992 and the effects of each on the amount of taxes were as follows:

(In thousands)                                                                                    1992
------------------------------------------------------------------------------------------------------
Unrealized net gains on trading activities                                                    $ (5,728)
Provision for loan losses                                                                      (20,279)
Interest and discount income                                                                     1,316
Employee benefits                                                                                  888
Depreciation                                                                                     1,735
Non-accrued interest                                                                             1,610
Domestic tax on overseas earnings, net of foreign tax credits                                   19,792
Other, net                                                                                        (844)
------------------------------------------------------------------------------------------------------
                                                                                              $ (1,510)
------------------------------------------------------------------------------------------------------

Income tax expense on operations amounted to $152.4 million for 1994, $150.2 million for 1993 and $88.4 million for 1992, representing effective tax rates of 30.9%, 33.3% and 25.5%, respectively. Total tax expense differs from the amounts computed by applying the statutory' U.S. Federal income tax rate because of the following:

                                                                            % of Pretax Income
                                                                            ------------------
                                                                            1994   1993   1992
----------------------------------------------------------------------------------------------
Federal tax expense at statutory rates                                      35.0%  35.0%  34.0%
State and local income tax, net of federal tax benefit                       2.1    2.6    2.6
Interest and dividend income exempt from federal tax                        (4.6)  (4.4)  (5.6)
Deferred tax benefits recognized                                              --     --   (1.4)
Exempt income through acquisition of subsidiary                               --     --   (4.0)
Other, net                                                                  (1.6)    .1    (.1)
----------------------------------------------------------------------------------------------
Income tax expense as reported                                              30.9%  33.3%  25.5%
----------------------------------------------------------------------------------------------

The tax effects of temporary differences that gave rise to a significant portion of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below.

(In thousands)                                                                              1994        1993
------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Provision for loan losses                                                             $119,545    $127,752
  Interest and discount income                                                              --        16,349
  Exempt income from subsidiary acquisition                                               33,260      37,074
  Unrealized losses on trading account assets and securities available for sale          106,087        --
  Employee benefits                                                                       15,494        --
  Other                                                                                    7,047      10,006
------------------------------------------------------------------------------------------------------------
                                                                                         281,433     191,181
------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                                                            46,516      44,884
  Unrealized profits on trading account assets and securities available for sale            --       178,615
  Domestic tax on overseas income                                                         63,721      58,047
  Interest and discount income                                                            47,513        --
------------------------------------------------------------------------------------------------------------
                                                                                         157,750     281,546
------------------------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                                      $123,683    $(90,365)
------------------------------------------------------------------------------------------------------------

There was no valuation adjustment at December 31, 1994, and 1993 respectively.

The Corporation has not recognized a deferred tax liability of approximately $100.0 million for undistributed earnings of foreign subsidiaries for taxable years beginning prior to 1987 because the Corporation does not expect those unremitted earnings to reverse and become taxable to the Corporation in the foreseeable future. As of December 31, 1994, the undistributed earnings of these foreign subsidiaries were approximately $365.0 million. Cumulative foreign tax credits of approximately $28.5 million at December 31, 1994 are available for utilization by the Corporation against U.S. income taxes that would arise upon a dividend distribution by its foreign subsidiaries.

The following table distributes the Corporation's income before income taxes between its domestic and foreign offices for each of the last three years.

(In thousands)                                                            1994         1993        1992
-------------------------------------------------------------------------------------------------------
Foreign                                                               $220,377     $230,523    $125,697
Domestic                                                               271,989      220,835     221,572
------------------------------------------------------------------------------------------------------
                                                                      $492,366     $451,358    $347,269
-------------------------------------------------------------------------------------------------------

13. Benefits

Retirement Plan

The Bank's retirement plan (the "U.S. Plan") covers substantially all U.S. employees of the Bank, RBS, and the Corporation and their subsidiaries. Benefits are based on years of service and the employee's compensation during the highest consecutive five years of the last ten years of employment. The Corporation's funding policy is to contribute annually an amount necessary to satisfy the Employee Retirement Income Security Act (ERISA) funding standards.

The following table sets forth the U.S. Plan's funded status and amounts recognized in the Corporation's Statement of Condition at respective year ends.

(In thousands)                                                                                     1994         1993
--------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of $(90,843) in 1994 and
  $(9l,834)in 1993                                                                            $(102,687)   $(l00,307)
--------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily mutual funds and the balance in listed stocks and bonds  $ 146,138    $ 151,105
Projected benefit obligation for service rendered to date                                      (132,574)    (132,695)
--------------------------------------------------------------------------------------------------------------------
Excess of plan assets over projected benefit obligation                                          13,564       18,410
Unrecognized net (gain) from past experience different from that assumed and effects of
  changes in assumptions                                                                         (2,113)      (3,760)
Prior service cost not yet recognized in net periodic pension cost                                1,211        4,371
Unrecognized net asset being recognized over 16 years                                            (7,041)      (8,047)
--------------------------------------------------------------------------------------------------------------------
    Prepaid pension expense included in other assets                                          $   5,621    $  10,974
--------------------------------------------------------------------------------------------------------------------

Net pension expense in each of the last three years consisted of the following:

(In thousands)                                                                  1994         1993         1992
--------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                              $  6,250     $  5,754     $  4,423
Interest cost on projected benefit obligation                                  9,575        8,825        8,266
Actual return on plan assets                                                     (66)     (14,105)     (12,293)
Net amortization and deferral                                                (10,406)       4,469          980
--------------------------------------------------------------------------------------------------------------
    Net periodic pension expense                                            $  5,353     $  4,943     $  1,376
--------------------------------------------------------------------------------------------------------------

The following table presents the economic assumptions used to calculate the projected benefit obligation and pension expense in each of the last three years.

                                                                                1994    l993     1992
-----------------------------------------------------------------------------------------------------
Discount rate                                                                    8.0%    7.0%   8 1/2%
Rate of compensation increase                                                    6.0     5.0    6 1/2
Expected long-term rate of return on plan assets                                 8.0     7.0    8 3/4
-----------------------------------------------------------------------------------------------------

In addition to the above funded U.S. Plan, the Corporation established an unfunded benefit maintenance plan and a supplemental pension plan for certain employees, executive officers and directors of a certain banking subsidiary. The expense related to these plans amounted to $2.1 million in 1994, $2.0 million in 1993 and $2.1 million in 1992. The unfunded liability for this plan was $10.0 million and $9.5 million at December 31,1994 and 1993, respectively.

Retirement benefits in foreign locations generally are covered by local plans based on length of service, compensation levels and, where applicable, employee contributions, with the funding of these plans based on local legal requirements. The aggregate pension expense for such plans was approximately $3.6 million in 1994, $3.7 million in 1993 and $3.6 million in 1992.

The Corporation provides postretirement life insurance benefits to its current employees and provides certain retired employees with health care and life insurance benefits. The Corporation's plan for its postretirement obligation is unfunded.

The following table sets forth information related to the Corporation's postretirement benefit obligation at respective year ends.

(In thousands)                                                                          1994        1993
--------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees incLuding covered dependents and beneficiaries                          $(21,991)    $(26,979)
  Fully eligible actives                                                               (834)        (934)
  Other actives                                                                        (362)        (581)
--------------------------------------------------------------------------------------------------------
                                                                                    (23,187)     (28,494)
Unrecognized net gain                                                                (9,735)      (2,445)
Unrecognized transition obligation being recognized over 20 years                    16,228       17,181
--------------------------------------------------------------------------------------------------------
  Postretirement benefit obligation included in other liabilities                  $(16,694)    $(13,758)
--------------------------------------------------------------------------------------------------------

A discount rate of 8% and a 6% compensation increase were used to measure the accumulated postretirement benefit obligation in 1994. In 1993 the rates used were 7% and 5% and in 1992, 8 1/2% and 6 1/2%, respectively. The effect of raising health care gross eligible charges by 1% would increase the aggregate of service cost and interest cost by approximately $209,000 and the accumulated postretirement benefit obligation by approximately $2.2 million.

The health care trend rate used to measure the expected costs of benefits for 1995 is projected to be 12.0% for those under age 65 and 10.0% for those 65 and older. The rates for those under age 65 and for those 65 and older are assumed to decrease by 1% and .4% per year, respectively, until they reach 6.0% and stabilize at that rate.

Net postretirement benefit expense for each of the last three years was as follows:

(In thousands)                                                                    1994         1993         1992
----------------------------------------------------------------------------------------------------------------
Service cost                                                                    $   92       $   92       $  104
Interest cost on accumulated postretirement benefit obligation                   1,744        1,910        2,345
Amortization of transitional accumulated postretirement benefit obligation         953          953          953
Amortization of net gain                                                          (178)         --           --
----------------------------------------------------------------------------------------------------------------
  Net periodic expense                                                          $2,611       $2,955       $3,402
----------------------------------------------------------------------------------------------------------------

On January 1, 1994, the Corporation adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". SFAS No. 112 requires the recognition of an obligation for the estimated cost of postemployment benefits. Postemployment is defined as the period after employment but before retirement if certain conditions are met. Postemployment benefits include, but are not limited to, salary continuation, severance benefits, job training and counseling, health care and life insurance coverage. The effect of initially adopting this SFAS was not material to the Corporation's results of operations.

Executive Compensation
The Corporation has a Restricted Stock Plan (the
"Plan") for selected employees of the Corporation and its subsidiaries. At December 31, 1994, an aggregate of 227,340 shares of Restricted Stock were available to be awarded. The Plan will terminate on December 31, 1995 unless extended by the Board of Directors with stockholder approval, which, along with revisions and additions to other stock-based plans, has been proposed for the Annual Meeting of Stockholders in May, 1995. During 1994, 1993 and 1992, the Corporation issued, net of cancellations, 694,207, 470,824, and 309,186 shares of Common Stock, respectively, with an approximate market value as of the date of issue of $33.2 million, $23.7 million and $13.5 million, respectively. Such market value is amortized as an expense over the period for which such shares are restricted.

The Corporation's Restricted Stock Election Plan allows certain officers who have earned deferred compensation to elect to receive payment in the form of Restricted Stock of the Corporation. At December 31, 1994, an aggregate of 310,558 shares of Restricted Stock were available to be awarded. The plan will terminate on December 31, 1997, unless extended by the Board of Directors with stockholder approval. During 1994, 1993, and 1992, 768 shares, 604 shares and 672 shares, respectively, of the Corporation's Common Stock were issued in lieu of cash dividends pursuant to such plan, with approximate market values as of the dates of issue of $37,000, $30,000 and $28,000, respectively.

The Corporation has an incentive stock option plan and a non-qualified stock option plan for certain officers and other key employees of the Corporation and its subsidiaries.

There remains reserved for issuance Pursuant to the stock option plans 412,283 shares of Common Stock for the incentive stock option plan and 365,092 shares of Common Stock for the non.qualified stock option plan. Both plans are substantially identical, except that the incentive stock option plan has certain limitations or requirements in order that the holders of such options can receive certain beneficial tax treatment in the disposition of shares acquired on the exercise of an option. Options may be granted under the plans at any time prior to July, 1995, but they cannot exceed ten years in duration. Exercise prices under the incentive stock option plan must be equal to the fair market value of the Common Stock on the date of grant; exercise prices under the non-qualified stock option plan are determined by the Compensation and Benefits Committee (the "Compensation Committee") of the Board of Directors. Options become exercisable at the times and in the amounts determined by the Compensation Committee in connection with awarding grants.

At the discretion of the Compensation Committee, option grants may be accompanied by stock appreciation rights ("SARs"). SARs entitle the holder of the related option to surrender the option and receive a payment equal to an amount by which the fair market value, at the time of exercise, of the shares of Common Stock subject to the option exceeds the exercise price. On the exercise of an option, an employee may elect to make payment either in cash, by delivering previously owned shares of the Corporation's Common Stock, or any combination thereof. SARs are exercisable in lieu of acquiring shares of Common Stock. Compensation expense, if any, resulting from the difference between the fair market value of the Common Stock on the date of grant and the current market value of the Common Stock will be accrued over the vesting period adjusted for subsequent forfeitures and exercises.

The following is a summary of options transactions in each of the last three years.

                                                                                           Option Price
                                                                           Options            Per Share
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                                                 643,086        $23.61-$40.79
  Granted                                                                   12,000            39.38
  Exercised                                                                (42,599)        23.61- 32.92
  Cancelled                                                                 (9,750)
-------------------------------------------------------------------------------------------------------
Balance. December 31, 1992                                                 602,737        $23.61-$40.79
  Granted                                                                    4,500            50.13
  Exercised                                                                (43,100)        23.61- 32.50
  Cancelled                                                                   --
-------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                                                 564,137        $23.6l-$50.l3
  Granted                                                                     --
  Exercised                                                                (80,850)        23.61- 29.12
  Cancelled                                                                 (3,750)
-------------------------------------------------------------------------------------------------------
Balance, December 31,1994                                                  479,537        $23.61-$50.13
-------------------------------------------------------------------------------------------------------

At December 31, 1994, options for 404,537 shares are currently exercisable at prices ranging from $23.61 to $32.50 per share.

The Corporation has a Performance Based Incentive Compensation
Plan, (the "Compensation Plan") which was approved by stockholders at the 1994 annual stockholders' meeting. The Compensation Plan is designed to provide an incentive to officers who serve on the Management Executive Committee of the Corporation and are in a position to make a material contribution to the successful operation of the Corporation. The Compensation Plan is administered by the Compensation Committee which has the exclusive power to designate recipients of awards, to establish the basis for the amount to be paid pursuant to the awards and to administer the Compensation Plan in all other respects. The amount, if any, to be paid pursuant to any award granted for any plan year shall be equal to the lesser of a formula with respect to increases in earnings per share over a base year or a specified percentage of net income of the Corporation. Awards were granted in 1994 pursuant to the plan; amounts payable pursuant to such awards have not yet been certified by the Compensation Committee in accordance with the plan.

14. Geographic Distribution of Revenue, Earnings and Assets

The following geographic analysis of total assets, total operating revenue, income (loss) before income taxes and net income (loss) is based on the location of the customer. Charges and credits for funds employed or supplied by domestic and international operations are based on the average internal cost of funds. Inasmuch as the Corporation conducts a significant portion of its international activities from its domestic offices, certain other items of revenue and expense, including the provision for loan losses and applicable income taxes, have been subjectively allocated, and, therefore, the data presented may not be meaningful. Based on the above, the following table summarizes the results of the Corporation's international and domestic operations by geographic area for each of the years in the three-year period ended December 31, 1994.

                                        Total    Total Operating   Income (Loss) Before    Net Income
(In millions)                          Assets            Revenue           Income Taxes         Loss)
-----------------------------------------------------------------------------------------------------
United Kingdom            1994      $ 2,434.2           $  171.0                $ 19.2         $ 14.1
                          1993        1,271.6              156.3                  40.8           27.2
                          1992        1,861.8              153.5                  27.2           20.3
-----------------------------------------------------------------------------------------------------
Europe                    1994      $ 4,578.5           $  252.2                $ 48.0         $ 35.1
                          1993        3,407.5              232.5                  15.8           10.6
                          1992        4,674.9              260.4                   1.7            1.3
-----------------------------------------------------------------------------------------------------
Canada                    1994      $ 1,549.6           $   81.6                $ 13.0         $  9.5
                          1993        1,043.5               64.0                   1.9            1.3
                          1992        1,530.4               65.9                   6.1            4.6
-----------------------------------------------------------------------------------------------------
Far East and Australia    1994      $ 4,392.3           $  227.6                $ 17.8         $ 13.0
                          1993        3,555.4              181.7                  23.0           15.4
                          1992        3,830.0              22l.0                  24.8           18.5
-----------------------------------------------------------------------------------------------------
Caribbean money center    1994      $ 2,741.5           $  331.9                $161.9         $ 98.4
  locations, Central      1993        3,104.0              157.1                  38.7           25.8
  and South America       1992        3,078.9              163.8                  46.1           34.3
-----------------------------------------------------------------------------------------------------
Middle East and           1994      $   289.1           $    6.2                $  (.2)        $  (.2)
  Africa                  1993          204.2                6.0                   (.7)            .5)
                          1992          178.2                8.3                   (.7)           (.6)
-----------------------------------------------------------------------------------------------------
United States             1994      $25,082.7           $1,489.2                $232.7         $170.l
                          1993       26,907.3            1,530.8                 331.9          221.4
                          1992       21,992.0            1,467.9                 242.1          180.5
-----------------------------------------------------------------------------------------------------
Total                     1994      $41,067.9           $2,559.7                $492.4         $340.0
                          1993       39,493.5            2,328.4                 451.4          301.2
                          1992       37,146.4            2,340.8                 347.3          258.9
-----------------------------------------------------------------------------------------------------

15. Commitments and Contingent Liabilities

In the ordinary course of its business, the Corporation is a defendant in various legal proceedings. Management, after reviewing with counsel all such actions and proceedings pending against the Corporation, considers that the aggregate liability or loss, if any, resulting from an adverse determination would not have a material effect on the consolidated financial Position of the Corporation.

The Corporation is obligated under noncancellable leases that expire at various times through 2014. The minimum rental commitments on noncancellable leases for premises are $23.7 million in 1995, $21.3 mil-lion in 1996, $18.5 million in 1997, $17.5 million in 1998, $17.0 million in 1999, and an aggregate of $67.0 million thereafter until the expiration of the leases. The minimum rental commitments have not been reduced by aggregate minimum sublease rentals of $15.1 million. Actual net rental expense in 1994,1993 and 1992, aggregated $28.0 million, $23.6 million, and $20.5 million, respectively.

The subsidiary banks of the Corporation are required to maintain reserves with the Federal Reserve Bank against certain balances. The average required reserves maintained totaled $24 million during 1994.

16. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Corporation to disclose, in addition to the carrying value of certain financial instruments, the fair value of financial instruments, both assets and liabilities recorded on and off the statement of condition, for which it is practicable to estimate fair value. SFAS No. 107 was amended in October, 1994 by SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". SFAS No. 119 requires, among other things, that a distinction be made between the fair value of financial instruments held or issued for trading purposes and those held for purposes other than trading. It also expands the scope of derivative financial instruments disclosure. Financial instruments are defined as cash, evidence of an ownership in an entity, a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument, a derivative financial instrument, such as a futures, forward, swap or option contract, or other financial instrument with similar characteristics. Fair value is defined as the amount at which such financial instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

SFAS No. 107 requires deposit liabilities with no stated maturity to be reported at their carrying value and does not allow for the recognition of the inherent funding value of these instruments. Additionally, in estimating the fair value of deposit liabilities, the values of franchises or of other business units and entities of the Corporation, which are not financial instruments as defined, are not permitted to be included in the fair value of financial instruments. The Corporation believes that significant value exists in this type of deposit and in its franchises and individual business units.

The following summary presents the methodologies and assumptions used to estimate the fair value of the Corporation's financial instruments presented below. The Corporation operates as a going concern and, except for its investment securities portfolio, trading account assets and liabilities and off-balance-sheet instruments that trade on an organized exchange or in an active secondary market, no active market exists for its financial instruments. The application of the information used to determine fair value is highly subjective and judgmental in nature and, therefore, such valuation may not be precise. The sub-jective factors include, among other things, estimates of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of the statement of condition date, the amounts which will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

The Corporation has a significant portion of its assets and liabilities in financial instruments that have remaining maturities of under six months. These short-term financial instruments, except for those financial instruments for which an active market exists, are valued without regard to maturity and are considered to have fair values equivalent to their carrying value.

Financial Assets

Interests-bearing deposits with banks, amounting to $9.0 billion in 1994 and $4.7 billion in 1993, mature within six months and are considered to have a fair value equivalent to their carrying value.
The fair value of interest-bearing deposits with banks maturing in more than six months is estimated using a discounted cash flow model based on current market rates for comparable instruments with similar maturities.

The fair value of investment securities and trading account assets is based on quoted market prices or dealer quotes. Unrealized gains and losses and option premium values on derivative financial instruments related to trading account assets are recorded as part of the on-balance-sheet value.

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

Cash, and because of their short-term nature, due from banks, federal funds sold and securities purchased under resale agreements, accounts receivable and accrued interest, customers' liability on acceptances and certain other assets, which meet the definition of financial instruments, have been valued at their respective carrying values. These instruments are presented in the table below as other financial assets.

Financial Liabilities

Deposits without a stated maturity include demand,savings, and money market accounts. These deposits amounted to $6.4 billion in 1994 and $6.1 billion in 1993 and, in accordance with SFAS No. 107, are reported at their carrying value. No value has been assigned to the franchise value of these deposits. Certificates of deposit maturing within six months aggregated $.6 billion in 1994 and $1.4 billion in 1993, and their fair value is considered to equal their carrying value. The fair value of deposits maturing in over six months is based on rates offered for deposits with similar remaining maturities.

Trading account liabilities are carried at market value and include securities sold short, noninterest-bearing precious metals payables and unrealized losses and premiums received on off-balance-sheet contracts.

Short-term borrowings that mature within six months have fair values equal to their carrying value. The fair value of long-term debt, subordinated long-term debt and perpetual capital notes are based on market quotes obtained from independent investment bankers.

Because of their short-term nature, acceptances outstanding, accounts payable and accrued expenses, due to factored clients and certain other liabilities, are considered to have fair values equal to their carrying values. These instruments are presented in the table below as other financial liabilities.

Off-Balance-Sheet Financial Instruments

Commitments to extend credit, standby letters of credit and foreign office guarantees and commercial letters of credit aggregated $4.9 billion and $3.1 billion at year end 1994 and 1993, respectively. If ultimately funded, these commitments are priced at current market rates.

Interest rate and foreign exchange contracts entered into for hedging purposes have fair values equivalent to the amount that would be received or paid to terminate the contract at the reporting date.

Asset-liability management contracts, primarily interest rate swaps, are recorded on an accrual basis as an adjustment to the interest income or expense of the related asset or liability. These derivative con-tracts are used to limit the Corporation's sensitivity to changes in interest rates, currency exchange rates or market risks related to the corresponding on-balance-sheet financial instrument. The Corporation's portfolio of securities available for sale is reported on the balance sheet at estimated fair value including unrealized gains and losses on related hedge contracts in accordance with SFAS No. 115.

The following table presents the carrying values and estimated fair values of the Corporation's financial Instruments. The estimated fair values of derivative financial instruments used as hedges are presented with the related on-balance-sheet asset or liability.

                                                                                 December 31,
                                                               -----------------------------------------------
                                                                       1994                      1995
                                                               ---------------------     ---------------------
                                                               Carrying    Estimated     Carrying    Estimated
(In millions)                                                     Value   Fair Value        Value   Fair Value
--------------------------------------------------------------------------------------------------------------
Financial Assets, Including Hedges:
Interest-bearing deposits with banks                            $10,242      $10,233      $ 5,347      $ 5,354
  Derivative related                                               --              9         --             20
Securities held to maturity                                       5,888        5,576        1,993        2,089
  Derivative related                                               --             38         --            (14)
Securities available for sale                                     5,499        5,499       13,031       13,031
  Derivative related                                                 53           53          (74)         (74)
Trading account assets                                              938          938        1,182        1,182
  Derivative related                                              1,606        1,606           13           13
Loans, net                                                        8,594        8,678        9,197        9,642
  Derivative related                                               --              1         --             (5)
Other financial assets                                            5,232        5,232        6,230        6,230
--------------------------------------------------------------------------------------------------------------
                                                                 38,052       37,863       36,919       37,468
--------------------------------------------------------------------------------------------------------------
Financial Liabilities, Including Hedges:
Deposits with no stated maturity and
  deposits maturing within six months                           $20,240      $20,240      $20,130      $20,130
Deposits maturing in over six months                              2,486        2,436        2,671        2,696
  Derivative related                                               --            (64)        --           --
Trading account liabilities                                         462          462          111          111
  Derivative related                                              1,625        1,625           66           66
Short-term borrowings                                             4,969        4,969        4,164            4
  Derivative related                                               --             (1)        --           --
Long-term debt, subordinated long-term debt
  and perpetual capital notes                                     4,987        4,863        4,855        5,136
  Derivative related                                               --             70         --            (78)
Other financial liabilities                                       3,210        3,210        3,721        3,721
--------------------------------------------------------------------------------------------------------------
                                                                 37,979       37,810       35,718       35,953
--------------------------------------------------------------------------------------------------------------
Net financial assets                                            $    73      $    53      $ 1,201      $ 1,515
--------------------------------------------------------------------------------------------------------------
Estimated net fair value-more than (less than) carrying value                $   (20)                  $   314
--------------------------------------------------------------------------------------------------------------

17. Derivative Financial Instruments and Off-Balance-Sheet Risk

Nature and Terms of Interest Rate, Foreign Exchange, Precious Metals and Other Financial Instruments

The Corporation uses various derivative financial instruments as an end user to manage its asset and liability exposure to interest rate and currency fluctuations and and as a dealer to meet similar needs of its customers, as well as in trading for its own account.

Derivative instruments are contracts whose value is derived from the value of an underlying financial instrument, currency or physical commodity or an index thereon. Derivative instruments, with the exception of cross-currency foreign exchange contracts, do not generally involve exchange of principal amounts but may involve the payment of a fee or receipt of a premium at the inception of a contract. Certain instruments, including futures and forward contracts, commit the Corporation to buy or sell, at a future date, a specified financial instrument, currency or precious metal or other commodity at an a greed to price. When traded on an organized exchange, futures contracts require daily settlement with the exchange acting as the counterparty to each contract. Forward contracts are customized transactions that require no cash settlement until the end of the contract. Other contracts involve commitments to settle in cash, on a periodic basis, differentials between specified indices which are applied to a notional principal amount. Purchased option contracts give the holder the right, but not the obligation, to acquire or sell for a limited time period a financial instrument, currency, precious metal or other commodity at a designated price upon payment of a fee at the commencement of the contract. The writer of an option receives a premium at the outset of a contract as payment for assuming the risk of unfavorable changes in the price of the underlying instrument.

The Corporation is an international dealer in such instruments denominated in U.S dollars and other currencies, and include futures, forwards, swaps and options related to interest rates, foreign exchange rates, equity indices and commodity prices. The Corporation focuses especially on the structuring of customized transactions to meet client needs. Counterparties with the Corporation are generally financial institutions, including banks, central banks, other government agencies, both foreign and domestic, and insurance companies.

Asset-liability management activities are conducted principally through the use of interest rate contracts in the form of swaps. Interest rate swap contracts obligate the Corporation to exchange the difference between fixed rate and floating rate interest amounts based on an agreed notional amount. These contracts are intended to reduce the impact on net interest margin of interest rate fluctuations as assets and liabilities may reprice at different times. Interest rate caps and floors are purchased to limit exposure to unfavorable interest rate changes. By paying a premium to the writer, the Corporation receives the difference between a specified market interest rate and the fixed cap rate.

The market risk of derivatives arises principally from the potential for changes in the prices of underlying securities, commodities or indices, or the volatility of such prices or rates. The Corporation rou-tinely reduces or eliminates exposure to market risks by entering into hedging transactions. In order to control risk, limits for all elements of market risk affecting value are established, monitored and reviewed regularly.

The credit risk of derivatives arises principally from the potential for a counterparty to fail to meet its obligation to settle a contract on a timely basis. The Corporation attempts to limit credit risk by deal-ing with investment grade counterparties, obtaining collateral where appropriate, as well as using netting agreements where obtainable. The Corporation also manages credit risk by limiting positions and using strict credit controls when considering a counterparty.

The following
table summarizes the notional or contractual amounts of derivative instruments used in trading or asset-liability management. These amounts serve as volume indicators to denote the level of activity by instrument class and include contracts that have both favorable and unfavorable value to the Corporation. These notional amounts do not represent the amounts to be exchanged by the Corporation nor do they measure the exposure to credit or market risk. Contractual/notional amounts of asset-liability management positions include intercompany transactions that are established between independent trading departments of the Corporation that act as counterparties. Classification of the amounts shown below as trading or asset-liability management are based on management's intent at the inception of the individual contract. Credit risk related to the notional or contractual amounts represent the estimated cost to replace all contracts in a gain position, assuming all counterparties fail to settle their contracts on a timely basis and ignoring the value of collateral held. This exposure may be limited by offsetting asset or liability positions held by the Corporation or by the use of master netting agreements.

                                                                December 31,1994        December 31,1993
                                                           --------------------------   ----------------
                                                              Contractual/Notional
                                                                    Amounts                 Contractual/
                                                           --------------------------
                                                                      Asset/Liability           Notional
(In millions)                                               Trading        Management          Amounts(1)<F1>
--------------------------------------------------------------------------------------------------------
Interest rate:
  Futures and Forwards                                     $ 35,499          $1,130              $ 9,513
  Swaps                                                      26,044           5,215               25,921
  Options, caps, floors and collars written                   8,624            --                  5,718
  Options, caps, floors and collars purchased                 6,619           2,903                5,419
--------------------------------------------------------------------------------------------------------
                                                           $ 76,786          $9,248              $46,571

Foreign exchange:
 Spot, futures and forwards                                $ 67,293          $ --                $48,909
  Cross-currency swaps                                       44,955             288               30,812
  Options written                                            15,944            --                  9,591
  Options purchased                                          14,714            --                  9,915
--------------------------------------------------------------------------------------------------------
                                                           $142,906          $  288              $99,227
--------------------------------------------------------------------------------------------------------
Other-principally precious metals:
  Swaps, futures and forwards                              $  7,280          $   --              $ 7,922
  Options written                                             1,034              --                  946
  Options purchased                                           1,059              --                1,786
--------------------------------------------------------------------------------------------------------
                                                           $  9,373          $   --              $10,654
--------------------------------------------------------------------------------------------------------

<F1> (1) Contractual/notional amounts at December 31, 1993, include trading and asset-liability management amounts.

Using replacement cost at the prevailing market rate on all contracts in a gain position, the Corporation's estimated risk of loss at year end 1994 and 1993 was $1.043 billion and $528 million, respectively, on interest rate contracts, and $1.388 billion and $992 million, respectively, on foreign exchange and precious metals contracts.

Credit Related Instruments

In the normal course of its business, there are various outstanding commitments and contingent liabilities of the Corporation that are not reflected in the consolidated financial statements. The Corporation enters into various types of agreements with its customers which enhance the customer's credit standing, guarantee performance to third parties or commit to advance funds in the form of loans. These commitments usually have fixed expiration dates and may require the customer to pay a fee. The aggregate of such commitments and contingent obligations represents the maximum principal amount which the Corporation may be required to disburse and the maximum potential exposure if all such obligations were ultimately to become worthless.
To control risk of loss, global credit limits which cover total expo-sure across all products are established for each counterparty and are monitored and reviewed regularly.

A summary of the contractual amount of credit-related instruments at December 31, is as follows:

                                                                                    December 31,
(In millions)                                                                    1994         1993
--------------------------------------------------------------------------------------------------
Commitments to extend credit                                                   $3,302       $1,622
Standby letters of credit and foreign office guarantees                           958        1,089
Commercial letters of credit                                                      590          432
--------------------------------------------------------------------------------------------------

Credit Related Risk Concentrations

In the normal course of its business, the Corporation's activities include significant amounts of credit risk in its relationships with domestic and international financial institutions. Such obligations aggregated approximately 35% and 30% of the Corporation's on-balance-sheet financial instruments at December 31, 1994 and 1993, respectively This exposure included approximately 70% and 40% at year end 1994 and 1993, respectively, in the form of interest-bearing deposits with foreign banks and branches and agencies of foreign banks located in the United States. The Corporation's credit exposure to the U.S. federal government and its agencies was approximately 20% and 30% of respective year end 1994 and 1993 on-balance-sheet financial instruments. The Corporation's real estate loan portfolio represented approximately 8% and 10% of on-balance.sheet financial instruments at year end 1994 and 1993, respectively. Credit exposure in the real estate loan portfolio is concentrated in loans in the New York metropolitan area secured by multi-family and commercial real estate properties and, to a lesser degree, residential properties.

The Corporation transacts a substantial portion of its off-balance-sheet activities with other financial institutions, including major international and domestic banks, insurance companies, securities dealers, and government agencies, both foreign and domestic. The diversity of the customer base allows the Corporation to minimize credit risk.

18. Transactions with Related Parties

The following is a summary of significant balances, in the aggregate, of transactions with related parties included in the Corporation's
Consolidated Statements of Condition at respective year ends.


(In thousands)                                                                    1994        1993
--------------------------------------------------------------------------------------------------
Interest-bearing deposits with banks                                          $ 86,952    $129,862
  Securities available for sale                                                 78,159      30,098
  Loans                                                                         95,722      14,357
--------------------------------------------------------------------------------------------------
Liabilities:
  Deposits                                                                    $262,079    $395,418
  Long-term debt                                                                 7,911       8,885
--------------------------------------------------------------------------------------------------

At December 31, 1994, Mr. Edmond J. Safra, through Saban S.A. and two other entities, owned approximately 28.6% of the Corporation's outstanding Common Stock and, through Saban S.A., owned approximately 20.7% of Safra Republic's outstanding common shares,

Mr. Safra, through Saban S.A. and a subsidiary thereof, has received approval, which expires on April 28, 1995, from the Board of Governors of the Federal Reserve System to acquire up to 2 million additional shares of Common Stock of the Corporation in the open market and through privately negotiated transactions. Through December 31, 1994, Mr. Safra had acquired 43,600 shares of Common Stock of the Corporation under this approval. If all such shares of Common Stock were acquired, Mr. Safra would increase his ownership to approximately 32.3% of the Corporation's outstanding Common Stock.

19. Stockholder's Equity of Republic National Bank of New York

A summary of changes in the stockholder's equity accounts of the Bank is as follows:

(In thousands)                                                                   1994         1993
--------------------------------------------------------------------------------------------------
Common Stock:
  Balance at beginning and end of year                                     $  355,000   $  355,003
--------------------------------------------------------------------------------------------------
Surplus:
  Balance at beginning of year                                             $1,160,436   $1,160,661
    Capital contribution by parent                                              1,313         --
    Treasury stock transactions of affiliate                                     (326)        (225)
--------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $1,161,423   $1,160,436
--------------------------------------------------------------------------------------------------
Retained Earnings:
  Balance at beginning of year                                             $  511,851   $  390,918
    Net income                                                                295,232      255,716
    Dividends declared                                                       (115,637)    (126,502)
    Foreign currency translation, net of taxes                                 18,133       (9,586)
    Allowance for unrealized loss on marketable equity securities                --          1,305
--------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $  709,579   $  511,851
--------------------------------------------------------------------------------------------------
Net Unrealized Appreciation (Depreciation) on Securities
   Available for Sale, Net of Taxes:
   Balance at beginning of year                                            $  211,584   $     --
     Unrealized appreciation (depreciation)                                  (584,335)     348,335
     Income tax (expense) benefit                                             218,345     (136,751)
--------------------------------------------------------------------------------------------------
   Balance at end of year                                                  $ (154,406)  $  211,584
--------------------------------------------------------------------------------------------------
Total Stockholder's Equity:
   Balance at beginning of year                                            $2,238,871   $1,906,579
     Net changes during the year                                             (167,275)     332,292
--------------------------------------------------------------------------------------------------
   Balance at end of year                                                  $2,071,596   $2,238,871
--------------------------------------------------------------------------------------------------

The Bank, as a national banking association, is subject to legal limitations on the amount of dividends that may be paid to the Corporation, the Bank's sole shareholder. The prior approval of the Comptroller of the Currency is required to the extent the total of all dividends to be declared and paid by a national bank in any calendar year exceeds net profits (as defined) for that year combined with its retained net profits for the two preceding calendar years, less any required transfers to surplus. Under this limitation, at December 31, 1994, the Bank may declare dividends without the prior approval of the Comptroller of the Currency of up to $308 million plus an additional amount equal to the Bank's retained net profits for 1995 to the date of any dividend declaration.

The Federal Reserve Act limits extensions of credit to, or guarantees, acceptances or letters of credit issued on behalf of, affiliates by member banks and also requires that such transactions be secured by specific obligations. Such transactions, aggregated with certain other transactions with affiliates, are limited to 10% of the Bank's capital and surplus, as defined, to any one affiliate and to 20% of such amount in the aggregate to all such affiliates. Based upon these requirements, the Bank could have advanced, assuming adequate qualifying collateral was available, up to $231 million to the Corporation.

20. Republic New York Corporation (parent company only)

Condensed Balance Sheets

                                                                                                        December 31,
                                                                                                -----------------------
(In thousands)                                                                                        1994         1993
-----------------------------------------------------------------------------------------------------------------------
Assets
Deposits with subsidiary bank, principally interest-bearing                                     $  819,490   $  979,579
Investment in bank subsidiaries                                                                  2,576,231    2,737,702
Investment in non-bank subsidiaries                                                                906,198      656,624
Securities held to maturity                                                                         60,504       60,315
Securities available for sale                                                                      765,122      634,706
Investment in subordinated debt of subsidiary bank                                                 675,000      575,000
Advances to non-bank subsidiaries                                                                  381,715      369,275
Loans, net of unearned income                                                                        8,293        7,445
Dividends receivable from subsidiaries                                                              20,000       65,000
Other assets                                                                                       115,143       82,639
-----------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                $6,327,696   $6,168,288
-----------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Commercial paper                                                                                 $ 979,390   $  881,741
Other liabilities                                                                                  108,918       73,325
Long-term debt (note 10)                                                                           200,000      200,000
Subordinated long-term debt and perpetual capital notes (note 10)                                2,400,000    2,266,000
Stockholders' equity (notes 11 and 13):
  Cumulative preferred stock, no par value                                                         672,500      556,425
  Common stock, $5 par value                                                                       263,106      263,516
  Surplus                                                                                          437,653      459,713
  Retained earnings                                                                              1,457,609    1,204,818
  Net unrealized appreciation (depreciation) on securities available for sale, net of taxes       (191,480)     262,750
-----------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                   2,639,388    2,747,222
-----------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                                  $6,327,696   $6,168,288
-----------------------------------------------------------------------------------------------------------------------

Condensed Statements of Income


(In thousands)                                                                           1994         1993         1992
-----------------------------------------------------------------------------------------------------------------------
Income:

  Dividends from bank subsidiaries                                                  $ 195,637   $  189,502   $  328,000
  Dividends from non-bank subsidiaries                                                 24,315       15,650       13,500
  Interest from subsidiaries                                                           87,042       64,588       41,608
  Interest and dividend income                                                         47,907       49,511       59,212
  Investment securities gains (losses), net                                            (6,669)      (3,853)       9,399
  Other income (expense)                                                                  371       (5,347)         160
-----------------------------------------------------------------------------------------------------------------------
Total income                                                                          348,603      310,051      451,879
-----------------------------------------------------------------------------------------------------------------------
Expenses:
  Salaries and employee benefits                                                       36,660       20,352       13,938
  Interest on long-term debt and commercial paper                                     199,535      176,857      170,510
  Other expenses                                                                       18,898       17,594       12,139
-----------------------------------------------------------------------------------------------------------------------
    Total expenses                                                                    255,093      214,803      196,587
-----------------------------------------------------------------------------------------------------------------------
Income before income tax benefit and equity in undistributed net income
  of subsidiaries                                                                      93,510       95,248      255,292
Applicable income tax benefit - current                                                62,758       62,327       47,344
-----------------------------------------------------------------------------------------------------------------------
Income before equity in undistributed net income of subsidiaries                      156,268      157,575      302,636
Equity in undistributed net income of subsidiaries* <F1>                              183,740      143,630      (43,753)
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                          $ 340,008   $  301,205   $  258,883
-----------------------------------------------------------------------------------------------------------------------

<F1> *Represents excess of dividends over net income in 1992.

                                                    83

Condensed Statements of Cash Flows


(In thousands)                                                                            1994        1993         1992
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net Income                                                                         $ 340,008   $ 301,205  $   258,883
  Adjustments to reconcile net income to net cash provided by operating activities:
    Equity in undistributed net income of subsidiaries* <F1>                          (183,740)   (143,630)      43,753
    Net (increase) decrease in dividends receivable from subsidiaries                   45,000     (27,000)      40,500
    Other, net                                                                           3,090      16,902      (55,903)
-----------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                          204,358     147,477      287,233
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Net decrease in interest-bearing deposits with banks                                    --          --            385
  Net (increase) decrease in deposits with subsidiary bank                             160,089     645,376     (156,997)
  Cash contributions to bank and non-bank subsidiaries                                (315,146)   (591,800)    (200,100)
  Net increase in short-term investments                                              (130,605)   (281,659)    (169,760)
  Net increase in advances to subsidiaries                                             (12,440)   (105,220)    (100,415)
  Net increase in loans                                                                   (845)     (1,773)        (589)
  Investment in subordinated debt of subsidiary bank                                  (100,000)       --       (525,000)
  Other, net                                                                           (43,448)     15,078      (18,615)
-----------------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                                             (442,395)   (319,998)  (1,171,091)
-----------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Net increase in commercial paper                                                      97,649     161,433      196,261
  Proceeds from issuance of subordinated long-term debt                                200,000     250,000      750,000
  Repayment of subordinated long-term debt                                             (66,000)   (108,750)     (20,000)
  Repayment of long-term debt                                                             --       (50,000)     (49,354)
  Net proceeds from issuance of cumulative preferred stock                             146,017        --         96,660
  Repurchase of cumulative preferred stock                                             (33,925)       --           (500)
  Repurchase of common stock                                                           (39,740)       --         (9,772)
  Cash dividends paid                                                                  (98,856)    (83,945)     (78,952)
  Other, net                                                                            32,892       3,783         (485)
-----------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                          238,037     172,521      883,858
-----------------------------------------------------------------------------------------------------------------------
    Cash at beginning and end of year                                                $    --     $    --    $      --
-----------------------------------------------------------------------------------------------------------------------

<F1> *Represents excess of dividends over net income in 1992.

                                                      84

Republic New York Corporation
---------------------------------------------------------------------
Independent Auditors' Report on Financial Statements

[LOGO] KPMG Peat Marwick LLP          Certified Public Accountants
                                      345 Park Avenue
                                      New York, NY 10154

The Board of Directors and Stockholders
Republic New York Corporation:

We have audited the accompanying consolidated statements of condition of Republic New York Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1994, and the consolidated statements of condition of Republic National Bank of New York as of December 31, 1994 and 1993. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic New York Corporation at December 31, 1994 and 1993, and the results of their operations, and their cash flows for each of the years in the three year period ended December 31, 1994, and the consolidated financial position of Republic National Bank of New York at December 31, 1994 and 1993 in conformity with generally accepted accounting principles,

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted the provisions of the Financial Accounting Standards Board's Interpretation No. 39, Offsetting of Amount Related to Certain Contracts, effective January l, 1994. As discussed in Note 1 the Corporation changed its method of accounting for investments to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, at December 31,1993. As discussed in Notes 1 and 12, the Corporation changed its method of accounting for income taxes effective January 1, 1993 to adopt the provisions of SFAS No. 109, Accounting for Income Taxes.

                                            KPMG Peat Marwick LLP

January 17, 1995
                              85


Republic New York Corporation
---------------------------------------------------------------------
Report of Management

Financial Statements

The accompanying consolidated financial statements and the related notes thereto have been prepared by the management of Republic New York Corporation (the "Corporation") in accordance with generally accepted accounting principles and, as such, include amounts, some of which are based on judgements and estimates by management. Management's
Discussion and Analysis appearing elsewhere in this Annual Report is consistent with the content of the financial statements.

KPMG Peat Marwick LLP the Corporation's independent auditors, have audited the accompanying consolidated financial statements of the Corporation and their report thereon is presented herein. Such report represents that the Corporation's consolidated financial statements, provided in the Annual Report, present fairly, in all material respects, its financial position and results of operations in conformity with generally accepted accounting principles,

Internal Control System Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining an effective internal control system over financial reporting presented in conformity with generally accepted accounting principles. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

The Audit Committee of the Board of Directors is composed of directors who are not officers or employees of the Corporation. The Audit Committee of the Board of Directors is responsible for ascertaining that the accounting policies employed by management are reasonable and that internal control systems are adequate. The Director of Internal Audit of the Corporation conducts audits and reviews of the Corporation's worldwide operations and reports directly to the Audit Committee of the Board of Directors. In addition, KPMG Peat Marwick LLP, has direct, private access to the Audit Committee of the Board of Directors to discuss the results of their audits as well as other auditing and financial reporting matters as it deems necessary.

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

Management assessed the Corporation's internal control system over financial reporting presented in conformity with generally accepted accounting principles as of December 31, 1994. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1994, the Corporation maintained an effective internal control system over financial reporting presented in conformity with generally accepted accounting principles.

Compliance With Laws And Regulations

Management is also responsible for maintaining an effective system of internal controls over compliance with federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders.

Management has assessed its compliance with the aforementioned laws and regulations. Based on this assessment, management believes that the Corporation's insured depository subsidiaries, Republic National Bank of New York and Republic Bank for Savings, complied, in all material respects, with such laws and regulations during the year ended December 31, 1994.

Walter H. Weiner               John D. Kaberle, Jr.
Chairman of the Board          Executive Vice President and Comptroller

New York, New York
January 17, 1995
                              86



Republic New York Corporation
---------------------------------------------------------------------
Independent Auditors' Report on Management's Assertions Related to Internal Controls Over Financial Reporting


[LOGO] KPMG Peat Marwick LLP          Certified Public Accountants
                                      345 Park Avenue
                                      New York, NY 10154

The Board of Directors
Republic New York Corporation

We have examined management's assertion, included in the accompanying Report of Management, that as of December 31, 1994, Republic New York Corporation maintained an effective system of internal control over financial reporting presented in conformity with generally accepted accounting principles.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control system over financial reporting, testing and evaluating the design and operating effectiveness of the internal control system, and such other procedures as we considered necessary in the circumstance. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control system, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control system over financial reporting to future periods are subject to the risk that the internal control system may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion referred to above is fairly stated, in all material respects, based on the criteria described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.


                                     KPMG Peat Marwick LLP

January 17, 1995
                               87

Republic New York Corporation
Selected Financial Data - Summary of Unaudited Quarterly Financial Information

                                                                             1994                                        1993
---------------------------------------------------------------------------------   -----------------------------------------
(In thousands except per share data)      Fourth      Third     Second      First     Fourth      Third     Second      First
-----------------------------------------------------------------------------------------------------------------------------
Interest income                         $617,124   $555,560   $516,316   $484,329   $487,921   $481,572   $471,954   $491,479
Interest expense                         399,069    337,363    304,280    286,143    294,854    288,549    273,678    299,994
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                      218,055    218,197    212,036    198,186    193,067    193,023    198,276    191,485
Provision for loan losses                  3,000      3,000      3,000     10,000     15,000     20,000     25,000     25,000
-----------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                        215,055    215,197    209,036    188,186    178,067    173,023    173,276    166,485
Other operating income                    91,144     97,272     93,407    104,545    111,338    108,200     94,958     80,976
Other operating expenses                 181,599    172,789    191,160    175,928    174,409    156,969    156,722    146,865

Income before income taxes               124,600    139,680    111,283    116,803    114,996    124,254    111,512    100,596
Income taxes                              35,216     48,263     31,855     37,024     35,069     46,649     36,584     31,851

Net income                              $ 89,384   $ 91,417   $ 79,428   $ 79,779   $ 79,927   $ 77,605   $ 74,928   $ 68,745
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net income applicable to common
  stock                                 $ 79,665   $ 82,143   $ 71,095   $ 72,695   $ 72,792   $ 70,545   $ 67,873   $ 61,580
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net income per common share:
  Primary                                  $1.51      $1.55      $1.35      $1.38      $1.38      $1.34      $1.30      $1.18
  Fully diluted                             1.46       1.50       1.31       1.34       1.34       1.30       1.26       1.15
Average common shares outstanding:
  Primary                                 52,732     53,018     52,633     52,557     52,690     52,634     52,336     52,196
  Fully diluted                           56,508     56,797     56,432     56,396     56,525     56,506     56,201     56,052
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Republic Bank for Savings
Consolidated Statements of Condition
                                                                                                               December 31,
                                                                                                    -----------------------
(Dollars in thousands)                                                                                    1994         1993
---------------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                                                             $   74,077   $   33,562
Interest-bearing deposits with banks                                                                   271,984      256,377
Securities held to maturity (approximate market value of $2,084,646 in 1994 and $947,972 in 1993)    2,225,987      921,741
Securities available for sale (at approximate market value)                                            413,560    1,896,063
---------------------------------------------------------------------------------------------------------------------------
    Total investment securities                                                                      2,639,547    2,817,804
Loans, net of unearned income                                                                        2,760,792    2,895,555
  Allowance for possible loan losses                                                                   (59,872)     (57,362)
---------------------------------------------------------------------------------------------------------------------------
    Loans, net                                                                                       2,700,920    2,838,193
Accounts receivable and accrued interest                                                                53,169       68,580
Premises and equipment                                                                                  35,194       33,465
Other assets                                                                                            62,247      101,482
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                    $5,837,138   $6,149,463
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholder's Equity
Noninterest-bearing deposits                                                                        $  341,234   $  345,807
Interest-bearing deposits                                                                            4,249,282    4,392,980
Mortgage escrow deposits                                                                                39,111       37,676
---------------------------------------------------------------------------------------------------------------------------
    Total deposits                                                                                   4,629,627    4,776,463
Securities sold under repurchase agreements                                                            585,847      579,376
Accounts payable and accrued expenses                                                                  169,956      303,797
Other liabilities                                                                                       11,558       12,154
Stockholder's equity:
  Common stock, $100 par value, 750,000 shares authorized and outstanding                               75,000       75,000
  Surplus                                                                                              255,423      255,423
  Retained earnings                                                                                    120,642      106,812
  Net unrealized appreciation (depreciation) on securities available for sale, net of taxes            (10,915)      40,438
---------------------------------------------------------------------------------------------------------------------------
    Total stockholder's equity                                                                         440,150      477,673
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders equity                                                       $5,837,138   $6,149,463
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Republic New York Corporation
Consolidated Statements of Condition
                                                                                                                    December 31,
                                                               -----------------------------------------------------------------
(In thousands)                                                     1994           1993          1992         1991           1990
--------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks                                      $   867,242   $   636,633   $   490,711   $   412,026   $   424,899
Interest-bearing deposits with banks                          10,242,061     5,346,647    10,562,885     8,776,578     7,129,174
Precious metals                                                1,456,269     1,117,610       419,132       288,715       466,270
Securities held to maturity                                    5,887,672     1,992,847    12,011,338     9,666,692     7,642,680
Securities available for sale                                  5,552,056    12,956,946       320,113         --            --
--------------------------------------------------------------------------------------------------------------------------------
    Total investment securities                               11,439,728    14,949,793    12,331,471     9,666,692     7,624,680
Trading account assets                                         2,543,637     1,194,629       742,236       326,594       134,946
Federal funds sold and securities purchased under resale
  agreements                                                   1,123,925     2,322,465     1,505,274        10,546     1,081,719
Loans, net of unearned income                                  8,913,490     9,508,558     8,007,457     8,568,958     9,004,859
  Allowance for possible loan losses                            (319,220)     (311,855)     (241,020)     (227,454)     (236,634)
--------------------------------------------------------------------------------------------------------------------------------
    Loans, net                                                 8,594,270     9,196,703     7,766,437     8,341,504     8,768,225
Customers' liability on acceptances                            1,514,461     1,134,294     1,611,531     1,699,667     2,378,658
Accounts receivable and accrued interest                       1,797,491     2,117,879       571,648       607,520       568,210
Investment in affiliate                                          607,818       625,333       553,315       534,744       505,918
Premises and equipment                                           428,017       399,626       385,557       383,460       391,837
Other assets                                                     452,986       451,860       206,191       172,759       104,465
--------------------------------------------------------------------------------------------------------------------------------
    Total assets                                             $41,067,905   $39,493,472   $37,146,388   $31,220,805   $29,597,001
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Noninterest-bearing deposits:
  In domestic offices                                        $ 1,701,667   $ 1,427,518   $ 1,236,451   $   953,321   $   959,906
  In foreign offices                                             114,503       135,251        79,262        95,446       151,409
Interest-bearing deposits:
  In domestic offices                                          8,534,562     8,724,797     9,164,704     8,971,780     9,572,343
  In foreign offices                                          12,375,270    12,513,684    10,621,770    10,362,355     9,303,156
--------------------------------------------------------------------------------------------------------------------------------
    Total deposits                                            22,726,002    22,801,250    21,102,187    20,382,902    19,968,814
Trading account liabilities                                    2,087,594       177,475        62,064        60,519        14,742
Short-term borrowings                                          4,969,394     4,164,419     5,736,212     1,802,744     1,963,018
Acceptances outstanding                                        1,517,675     1,137,636     1,616,964     1,718,266     2,390,400
Accounts payable and accrued expenses                          1,325,953     2,873,903     1,096,163     1,546,412       601,303
Due to factored clients                                          680,010       614,549       559,211       493,644       499,454
Other liabilities                                                134,792       122,203        76,737        98,298        42,107
Long-term debt                                                 2,580,831     2,582,875     2,502,497     1,718,882     1,511,687
Subordinated long-term debt and perpetual capital notes        2,406,266     2,271,940     2,130,924     1,402,543       864,526
Stockholders' equity:
  Preferred stock, no par value                                  672,500       556,425       556,425       456,925       309,425
  Common stock, $5 par value                                     263,106       263,516       260,951       260,227       172,027
  Surplus                                                        437,653       459,713       447,691       448,303       531,156
  Retained earnings                                            1,457,609     1,204,818       998,362       832,140       670,342
  Net unrealized appreciation (depreciation) on securities
     available for sale, net of taxes                           (191,480)      262,750         --            --            --
--------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                 2,639,388     2,747,222     2,263,429     1,997,595     1,682,950
--------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity               $41,067,905   $39,493,472   $37,146,388   $31,220,805   $29,597,001
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Republic New York Corporation
Consolidated Statements of Income

(In thousands except Per share data)                                 1994         1993         1992         1991         1990 <F1>
-----------------------------------------------------------------------------------------------------------------------------
Interest income:
Interest and fees on loans                                     $  696,816   $  635,484   $  721,909   $  919,342   $1,115,943
Interest on deposits with banks                                   414,294      295,871      385,299      591,046      686,526
Interest and dividends on investment securities:
  Taxable                                                         871,785      847,022      807,611      637,919      511,769
  Exempt from federal income taxes                                 76,783       65,759       63,385       60,261       79,297
Interest on trading account assets                                 55,736       54,467       22,928        6,280        7,372
Interest on federal funds sold and securities purchased under
  resale agreements                                                57,915       34,323       37,460       49,059      100,644
-----------------------------------------------------------------------------------------------------------------------------
    Total interest income                                       2,173,329    1,932,926    2,038,592    2,263,907    2,501,551
-----------------------------------------------------------------------------------------------------------------------------
Interest expense:
Interest on deposits                                              827,790      689,234      804,906    1,205,989    1,457,600
Interest on short-term borrowings                                 218,529      197,769      234,249      258,010      366,748
Interest on long-term debt                                        280,536      270,072      279,073      218,662      219,879
-----------------------------------------------------------------------------------------------------------------------------
    Total interest expense                                      1,326,855    1,157,075    1,318,228    1,682,661    2,044,227
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                                               846,474      775,851      720,364      581,246      457,324
Provision for loan losses                                          19,000       85,000      120,000       62,000       40,000
-----------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses               827,474      690,851      600,364      519,246      417,324
-----------------------------------------------------------------------------------------------------------------------------
Other operating income:
Income from precious metals                                        50,930       37,910       22,637       39,449       45,476
Foreign exchange trading income                                    91,028      111,572      102,571       81,351       77,347
Trading account profits and commissions                            27,357       78,742       12,319       22,444       16,481
Investment securities gains, net                                   14,971        1,295       11,232        4,264        6,613
Net gain (loss) on loans sold or held for sale                      1,763         (843)      17,089        3,031       12,457
Commission income                                                  57,297       50,956       37,592       34,628       35,388
Equity in earnings of affiliate                                    77,376       59,463       45,220       41,083       34,703
Other income                                                       65,646       56,377       53,587       45,183       42,139
-----------------------------------------------------------------------------------------------------------------------------
    Total other operating income                                  386,368      395,472      302,247      271,433      270,584
-----------------------------------------------------------------------------------------------------------------------------
Other operating expenses:
Salaries                                                          253,175      203,759      180,318      166,107      158,605
Employee benefits                                                 142,358      143,748      113,813       97,568       87,476
Occupancy, net                                                     55,425       48,161       45,301       38,048       44,937
Other expenses                                                    270,518      239,297      215,910      201,210      173,565
-----------------------------------------------------------------------------------------------------------------------------
    Total other operating expenses                                721,476      634,965      555,342      502,933      464,483
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        492,366      451,358      347,269      287,746      223,325
Income taxes                                                      152,358      150,153       88,386       60,386       22,105
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                     $  340,008   $  301,205   $  258,883   $  227,360   $  201,220
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock                          $  305,598   $  272,790   $  230,497   $  204,627   $  180,177
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net income per common share:
  Primary                                                           $5.79        $5.20        $4.42        $3.95        $3.62
  Fully diluted                                                      5.61         5.05         4.32         3.90         3.62
Cash dividends declared per common share                             1.32         1.08         1.00          .95          .88
Average common shares outstanding:
  Primary                                                          52,736       52,466       52,204       51,852       49,726
  Fully diluted                                                    56,534       56,321       56,020       54,292       49,726
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

<F1> (1) Includes the results of operations of Republic Bank for Savings, which was accounted for as a purchase, from May 2, 1990, the date of acquisition

Republic New York Corporation
Average Balances, Net Interest Differential, Average Rates Earned and Paid

Year Ended December 31,                                                       1994                                    1993
----------------------------------------------------------------------------------      ----------------------------------
                                                                           Average                                 Average
                                                                Interest     Rates                      Interest     Rates
                                                    Average      Income/   Earned/          Average      Income/   Earned/
(Dollars in thousands)                              Balance      Expense      Paid          Balance      Expense      Paid
--------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets:
  Interest-bearing deposits with banks          $ 7,878,149   $  414,294      5.26%     $ 7,452,339   $  295,871      3.97%
  Investment securities(1)<F1>:
    Taxable                                      11,965,375      871,785      7.29       13,190,788      847,022      6.42
    Exempt from federal income taxes(2)<F2>       1,191,303      112,275      9.42          987,139       96,892      9.82
                                                ------------------------                ------------------------
      Total investment securities                13,156,678      984,060      7.48       14,177,927      943,914      6.66
  Trading account assets(3)<F3>                   1,014,942       55,736      5.49          969,986       54,467      5.62
  Federal funds sold and securities purchased
    under resale agreements                       1,418,607       57,915      4.08        1,069,247       34,323      3.21
  Loans, net of unearned income(4)<F4>:
    Domestic offices(2)<F2>                       6,606,904      499,985      7.57        6,422,421      483,474      7.53
    Foreign offices                               3,287,291      196,831      5.99        2,468,138      152,357      6.17
                                                ------------------------                ------------------------
      Total loans, net of unearned income         9,894,195      696,816      7.04        8,890,559      635,831      7.15
                                                ------------------------                ------------------------
      Total interest-earning assets              33,362,571   $2,208,821      6.62%      32,560,058   $1,964,406      6.03%
                                                              --------------------                    --------------------
                                                              --------------------                    --------------------
Cash and due from banks                             664,665                                 587,551
Other assets(5)<F5>                               7,394,711                               4,223,717
                                                -----------                             -----------
      Total assets                              $41,421,947                             $37,371,326
                                                -----------                             -----------
                                                -----------                             -----------
Interest-bearing funds:
  Consumer and other time deposits              $ 7,933,799      246,133      3.10%     $ 8,274,344   $  253,012      3.06%
  Certificates of deposit                           619,916       26,325      4.25          705,536       22,823      3.23
  Deposits in foreign offices                    12,064,790      555,332      4.60       10,680,094      413,399      3.87
                                                ------------------------                ------------------------
      Total interest-bearing deposits            20,618,505      827,790      4.01       19,659,974      689,234      3.51
  Trading account liabilities(3)<F3>                145,993        8,736      5.98          143,756        6,699      4.66
  Short-term borrowings                           5,574,157      209,793      3.76        5,236,703      191,070      3.65
  Total long-term debt                            4,924,002      280,536      5.70        4,637,595      270,072      5.82
                                                ------------------------                ------------------------
      Total interest-bearing funds               31,262,657   $1,326,855      4.24%      29,678,028   $1,157,075      3.90%
                                                              --------------------                    --------------------
                                                              --------------------                    --------------------
Noninterest-bearing deposits:
  In domestic offices                             1,368,838                               1,189,192
  In foreign offices                                109,490                                 101,908
Other liabilities                                 6,039,394                               4,036,916
Stockholders' equity:
  Preferred stock                                   630,592                                 556,425
  Common stockholders' equity                     2,010,976                               1,808,857
                                                -----------                             -----------
    Total stockholders' equity                    2,641,568                               2,365,282
                                                -----------                             -----------
    Total liabilities and stockholders' equity  $41,421,947                             $37,371,326
                                                -----------                             -----------
                                                -----------                             -----------
Interest income/earning assets                                $2,208,821      6.62%                   $1,964,406      6.03%
Interest expense/earning assets                                1,326,855      3.98                     1,157,075      3.55
                                                              --------------------                    --------------------
Net interest differential                                     $  881,966      2.64%                   $  807,331      2.48%
                                                              --------------------                    --------------------
                                                              --------------------                    --------------------


Year Ended December 31,                                                       1992                                    1991
----------------------------------------------------------------------------------      ----------------------------------
                                                                           Average                                 Average
                                                                Interest     Rates                      Interest     Rates
                                                    Average      Income/   Earned/          Average      Income/   Earned/
(Dollars in thousands)                              Balance      Expense      Paid          Balance      Expense      Paid
--------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets:
  Interest-bearing deposits with banks          $ 7,792,737   $  385,299      4.94%     $ 8,558,149   $  591,046      6.91%
  Investment securities(1)<F1>:
    Taxable                                      11,147,315      807,611      7.24        7,178,784      637,919      8.89
    Exempt from federal income taxes(2)<F2>         780,597       95,473     12.23          713,579       91,904     12.88
                                                ------------------------                ------------------------
      Total investment securities                11,927,912      903,084      7.57        7,892,363      729,823      9.25
  Trading account assets(3)<F3>                     489,312       22,928      4.69          132,122        6,280      4.75
  Federal funds sold and securities purchased
    under resale agreements                       1,020,232       37,460      3.67          819,697       49,059      5.99
  Loans, net of unearned income(4)(F4>:
    Domestic offices(2)<F2>                       6,307,949      529,570      8.40        6,906,899      653,183      9.46
    Foreign offices                               2,424,483      192,694      7.95        2,716,498      266,564      9.81
                                                ------------------------                ------------------------
      Total loans, net of unearned income         8,732,432      722,264      8.27        9,623,397      919,747      9.56
                                                ------------------------                ------------------------
      Total interest-earning assets              29,962,625   $2,071,035      6.91%      27,025,728   $2,295,955      8.50%
                                                              --------------------                    --------------------
                                                              --------------------                    --------------------
Cash and due from banks                             393,992                                 339,478
Other assets(5)<F5>                               3,310,653                               3,749,075
                                                -----------                             -----------
      Total assets                              $33,667,270                             $31,114,281
                                                -----------                             -----------
                                                -----------                             -----------
Interest-bearing funds:
  Consumer and other time deposits              $ 8,147,281    $ 329,904      4.05%     $ 7,883,143   $  481,274      6.11%
  Certificates of deposit                           905,423       35,552      3.93        1,443,330       88,589      6.14
  Deposits in foreign offices                     8,530,175      439,450      5.15        9,095,280      636,126      6.99
                                                ------------------------                ------------------------
      Total interest-bearing deposits            17,582,879      804,906      4.58       18,421,753    1,205,989      6.55
  Trading account liabilities(3)<F3>                 23,147        1,534      6.63           17,718        1,521      8.58
  Short-term borrowings                           5,498,866      232,715      4.23        4,062,514      256,489      6.31
  Total long-term debt                            4,148,477      279,073      6.73        2,562,166      218,662      8.53
                                                ------------------------                ------------------------
      Total interest-bearing funds               27,253,369   $1,318,228      4.84%      25,064,151   $1,682,661      6.71%
                                                              --------------------                    --------------------
                                                              --------------------                    --------------------
Noninterest-bearing deposits:
  In domestic offices                               962,183                                 867,493
  In foreign offices                                 88,974                                 124,640
Other liabilities                                 3,196,603                               3,213,840
Stockholders' equity:
  Preferred stock                                   540,984                                 403,260
  Common stockholders' equity                     1,625,157                               1,440,897
                                                -----------                             -----------
    Total stockholders' equity                    2,166,141                               1,844,157
                                                -----------                             -----------
    Total liabilities and stockholders' equity  $33,667,270                             $31,114,281
                                                -----------                             -----------
                                                -----------                             -----------
Interest income/earning assets                                $2,071,035      6.91%                   $2,295,955      8.50%
Interest expense/earning assets                                1,318,228      4.40                     1,682,661      6.23
                                                              --------------------                    --------------------
Net interest differential                                     $  752,807      2.51%                   $  613,294      2.27%
                                                              --------------------                    --------------------
                                                              --------------------                    --------------------

Year Ended December 31,                                                       1990
----------------------------------------------------------------------------------
                                                                           Average
                                                                Interest     Rates
                                                    Average      Income/   Earned/
(Dollars in thousands)                              Balance      Expense      Paid
----------------------------------------------------------------------------------
Interest-earning Assets:
  Interest-bearing deposits with banks          $ 8,030,285   $  686,526      8.55%
  Investment securities(1)<F1>:
    Taxable                                       5,435,151      511,769      9.42
    Exempt from federal income taxes(2)<F2>         959,569      119,782     12.48
                                                ------------------------
      Total investment securities                 6,394,720      631,551      9.88
  Trading account assets(3)<F3>                      94,978        7,372      7.76
  Federal funds sold and securities purchased
    under resale agreements                       1,246,926      100,644      8.07
  Loans, net of unearned income(4)(F4>:
    Domestic offices(2)<F2>                       7,782,696      790,271     10.15
    Foreign offices                               2,820,683      326,116     11.56
                                                ------------------------
      Total loans, net of unearned income        10,603,379    1,116,387     10.53
                                                ------------------------
      Total interest-earning assets              26,370,288   $2,542,480      9.64%
                                                              --------------------
                                                              --------------------
Cash and due from banks                             349,304
Other assets(5)<F5>                               4,138,431
                                                -----------
      Total assets                              $30,858,023
                                                -----------
                                                -----------
Interest-bearing funds:
  Consumer and other time deposits              $ 6,905,784   $  498,923      7.22%
  Certificates of deposit                         1,991,784      153,980      7.73
  Deposits in foreign offices                     9,583,018      804,697      8.40
                                                ------------------------
      Total interest-bearing deposits            18,480,586    1,457,600      7.89
  Trading account liabilities(3)<F3>                 11,181        1,027      9.19
  Short-term borrowings                           4,073,704      365,721      8.98
  Total long-term debt                            2,389,401      219,879      9.20
                                                ------------------------
      Total interest-bearing funds               24,954,872   $2,044,227      8.19%
                                                              --------------------
                                                              --------------------
Noninterest-bearing deposits:
  In domestic offices                               834,812
  In foreign offices                                 94,559
Other liabilities                                 3,421,980
Stockholders' equity:
  Preferred stock                                   309,425
  Common stockholders' equity                     1,242,375
                                                -----------
    Total stockholders' equity                    1,551,800
                                                -----------
    Total liabilities and stockholders' equity  $30,858,023
                                                -----------
                                                -----------
Interest income/earning assets                                $2,542,480      9.64%
Interest expense/earning assets                                2,044,227      7.75
                                                              --------------------
Net interest differential                                     $  498,253      1.89%
                                                              --------------------
                                                              --------------------
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

<F1> (1) Based on amortized or historic cost with the mark-to-market adjustment on securities available for sale included in other assets.
<F2> (2) Income has been adjusted to a fully-taxable equivalent basis. The rate used for this adjustment was approximately 44% in 1994 and 1993 and 42% in prior years.
<F3> (3) Excludes non-interest bearing balances which are included in other assets or other liabilities, respectively.
<F4> (4) Including non-accrual loans.

                                           93



                                              Appendix A


             REPUBLIC NEW YORK CORPORATION
           1994 Annual Report to Stockholders
      Graphic and Image Material Cross-Reference Index


                  		Information Conveyed by
Omitted Graphic Image           Omitted Graphic Image
---------------------           -----------------------
Graphs:
------
Net Interest Income             See "Average Balances, Net
(Interest  Income; Interest     Interest Rate Differential,
Expense; Net Interest Income).  Average Rates Earned and Paid"
Omitted from page 29.           on pages 92 and 93.

Net Interest Rate Differential  See "Average Balances, Net
(Rate on Interest-Earning       Interest Rate Differential,
Assets; Rate on Interest-       Average Rates Earned and Paid"
Bearing Funds; Net Interest     on pages 92 and 93.
Differential).  Omitted
from page 30.

Loan Loss Recoveries.           See "Allowances for Possible
Omitted from page 31.           Loan Losses" on pages 45 and 46.

Net Income Applicable to        See "Consolidated Statements of
Common Stock.  Omitted          Income" on page 91.
from page 35.

Average Deposits                See "Average Balances, Net Interest
(Consumer and Other Time        Rate Differential, Average Rates
Deposits; Certificates of       Earned and Paid" on pages 92 and 93.
Deposit; Interest-Bearing
Deposits in Foreign Offices;
Noninterest-Bearing Deposits).
Omitted from page 37.

Average Interest-Earning        See "Average Balances, Net Interest
Assets (Loans Net of            Rate Differential, Average Rates
Unearned Income; Federal        Earned and Paid" on pages 92 and 93.
Funds Sold; Investment
Securities/Trading Account
Assets; Interest-Bearing
Deposits with Banks).
Omitted from page 41.

Average Interest-Earning        See "Average Balances, Net Interest
Assets.  Omitted from           Rate Differential, Average Rates
page 43.                        Earned and Paid" on pages 92 and 93.

Allowance for Possible Loan     See "Allowance for Possible Loan Losses"
Losses (Allowance for           on pages 45 and 46.
Possible Loan Losses as a
Percentage of Year End Loans,
Net of Unearned Income; Year
End Allowance for Possible
Loan Losses).  Omitted from
page 45.

Earnings and Dividends Per      See "Consolidated Statements of Income"
Common Share (Net Income        on page 91.
Per Common Share Fully
Diluted; Cash Dividends
Declared Per Common Share).
Omitted from page 50.

Book Value Per Common Share     The book value per common share at
at Year End.  Omitted from      year end was $26.61 for 1990,
page 52.                        $29.60 for 1991, $32.71 for 1992,
                                $41.57 for 1993, and $37.38 for
                                1994.